Exhibit 1

Brookfield Asset Management

2008 Annual Report

Investment Principles

BUSINESS PHILOSOPHY

•	Build the business and all relationships based on integrity

•	Attract and retain high calibre individuals who will grow with us over the long-term

•	Ensure our people think and act like owners in all their decisions

•	Treat our clients’ money like it is our own

INVESTMENT GUIDELINES

•	Invest where we possess competitive advantages

•	Acquire assets on a value basis with a goal of maximizing return on capital

•	Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital

•	Recognize that superior returns often require contrarian thinking

MEASUREMENT OF OUR CORPORATE SUCCESS

•	Measure success based on total return on capital over the long-term

•	Encourage calculated risks, but compare returns with risk

•	Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

•	Seek profitability rather than growth, because size does not necessarily add value

Financial Highlights

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008		2007	2006	2005	2004
Per fully diluted common share
Cash flow from operations	$2.33		$3.11	$2.95	$1.46	$1.03
Cash return on equity	23%		30%	34%	21%	19%
Market trading price – NYSE	$15.27		$35.67	$32.12	$22.37	$16.01
Net income	1.02		1.24	1.90	2.72	0.90
Dividends paid	1.45	[1]	0.47	0.39	0.26	0.24
Total
Assets under management	$78,697		$94,340	$71,121	$49,700	$27,146
Consolidated balance sheet assets	53,611		55,597	40,708	26,058	20,007
Revenues	12,868		9,343	6,897	5,220	3,867
Operating income	4,809		4,509	3,776	2,319	1,793
Cash flow from operations	1,423		1,907	1,801	908	626
Net income	649		787	1,170	1,662	555
Diluted number of common shares outstanding	600		611	611	608	611
1 Includes Brookfield Infrastructure special dividend of $0.94

CONTENTS

Letter to Shareholders	4

Management’s Discussion and Analysis of Financial Results	10

Internal Control Over Financial Reporting	77

Consolidated Financial Statements	79

Five Year Financial Review	112

Corporate Governance	113

Sustainable Development	113

Shareholder Information	114

Board of Directors and Officers	115

Brookfield Asset Management | 2008 ANNUAL REPORT 1

A Global Asset Manager

We are a long-term, value-oriented investor with approximately $80 billion of assets under management.

Our primary objective is to generate attractive long-term returns through the ownership of assets producing sustainable cash flows in our areas of expertise – property, power, infrastructure and specialty funds.

We have over 100 years of experience investing and operating and managing these high quality assets globally, and are uniquely positioned to offer specialty investment products to our clients.

NORTH AMERICA – CANADA

$13.3 billion of assets under management
3,500 employees

Properties
- 29 commercial properties
- 20.3 million sq. ft. of leasable space
- 8,054 acres of residential land held for development, and 3,140 residential lots under development (Alberta and Ontario)
- 5.7 million sq. ft. of commercial developments

Renewable Power
- 32 renewable power plants
- 1,314 megawatts of installed capacity
- 1 wind farm with 189 megawatts of installed capacity

Timberlands
- 1.7 million acres

Electricity Transmission
- 550 kilometres

Specialty Funds
- $2.0 billion under management

NORTH AMERICA – UNITED STATES

$48.9 billion of assets under management
2,000 employees

Properties
- 60 commercial properties
- 47.0 million sq. ft. of leasable space
- 13,084 residential lots owned directly, and 11,025 held under option (California and Virginia)
- 1,198 residential lots under development and 6,583 acres held for development (Colorado, Texas, Missouri)
- 10.8 million sq. ft. of commercial development

Renewable Power
- 99 renewable power plants
- 1,303 megawatts of installed capacity

Timberlands
- 0.7 million acres

Electricity Transmission
- Approximately 490 kilometres under planning

Specialty Funds
- $2.8 billion of assets under management

Public Securities
- $18.2 billion of fixed income and equity securities under management

SOUTH AMERICA - BRAZIL AND CHILE

$7.9 billion of assets under management
5,000 employees

Properties
- 15 retail properties and 2 office properties
- 4 million sq. ft. retail and 78 thousand sq. ft. office properties
- 61 million sq. ft. of residential developments

Renewable Power
- 31 renewable power plants
- 512 megawatts of installed capacity
- 3 new plants under construction with 85 megawatts of capacity
- Approximately 900 megawatts in greenfield projects in the pipeline

Timberlands & Agrilands
- 160,000 acres of timberlands
- 372,000 acres of agrilands

Electricity Transmission
- 10,400 kilometres

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Brookfield Asset Management | 2008 ANNUAL REPORT 3

Letter to Shareholders

OVERVIEW

2008 was unquestionably one of the most challenging years ever to be involved in the investment business. While everyone was affected, we avoided most of the investment mishaps experienced by many others, largely due to the type of long-duration hard assets we own. We also thankfully avoided the liquidity issues experienced by many, owing to our long-term, asset-specific, investment grade capital structure.

As a result, we were able to record strong cash flow from operations of $1.4 billion or $2.33 per share in 2008. This was one of our highest ever, although less than the total cash flows of the last few years because of a number of one-time items in the recent past. More importantly, these results display the sustainability of our core operating cash flows at a time when stable long-term cash flows are highly valued. The cash flow growth was due to solid performances from most of our operations, an increased contribution from our asset management activities and some realization gains. Net income was approximately $649 million, and while not as relevant a measure for our business, was a solid result.

We believe many businesses are currently undervalued by the stock markets due to external factors, driven largely by liquidity concerns not necessarily relevant to the businesses. In fact, as we generate substantial free cash flow, the illiquidity of the markets is presenting us with investment opportunities, which over the longer term should enable us to earn returns far higher than we would normally expect.

We believe we are well positioned to capitalize on these opportunities as a result of our current cash position, available credit lines, the type of assets we own, the institutional relationships we have, and the contractual nature of the free cash flows we generate each year. Short-term fluctuations in our share price therefore have little effect on our business, because over the past 15 years we have seldom utilized our common shares to raise capital. Instead, we have been repurchasing shares at well below what we believe to be long-term net asset value.

And while some asset values in our operations have decreased from last year, we believe the declines in the stock market are far greater than the reductions in fundamental asset values. In this regard, it is important to note that none of our major operations has sustained irreparable harm to their businesses, no major dilutions have occurred in the ownership of the company or our investments (in fact the reverse occurred in some cases where we have been able to invest our free cash at exceptional values), our cash flows in our renewable power operations are at record highs, and our office property leases are stable and of very long duration.

Despite this, we recognize the performance of our share price in the stock market was dismal, and as substantial shareholders ourselves, we empathize with you. Our share price ended the year down 56% which resulted in our worst share price performance in 20 years. This reduced the compound 20-year return, inclusive of dividends, to approximately 11% or approximately 3% higher than the compound 20-year returns of the principal North American stock indices.

Annualized Returns	Brookfield	S&P	TSX
YEARS
1	-56.4%	-37.0%	-33.0%
5	12.7%	2.2%	4.2%
10	17.2%	1.4%	5.3%
20	10.6%	8.4%	7.5%

Focusing more specifically on our future, we currently have six operating priorities. These are similar to the priorities we have had in place for close to two years, and depending on how soon the world economic environment recovers, each may take on a different relative importance:

•	Protect our businesses and asset values by constantly working our assets to enhance their value;

•	Generate liquidity from non-strategic assets, and extend debt maturities before they come due;

•	Maintain maximum financial and operating flexibility in order to be positioned for growth as markets turn;

•	Repurchase interests held by others in our assets for less than net asset value, as a result of others holding a different view of long-term value;

•	Position ourselves as a preferred sponsor of acquisition transactions, based on our operating abilities, reputation with institutional investors, and ability to commit capital; and

•	Build client relationships with shared investment objectives.

MARKET ENVIRONMENT

Housing markets peaked in the U.S. in late 2005, the global credit markets began to deteriorate in July 2007, and a severe liquidity crisis manifested itself in September 2008. The global stimulus packages injected into the monetary system since then have been unprecedented and in time will lay the foundation for a recovery. As

4 Brookfield Asset Management | 2008 ANNUAL REPORT

a result, we believe that we have experienced most of the equity market correction likely to occur and that credit markets will continue to improve through 2009 and substantially recover in 2010. We also believe that while the recession will be deep, it will not get out of hand and that within another year or so, the necessary corrections will be behind us. Although our business plans are predicated on these expectations, we remain cautious having taken a number of actions and measures over the past 18 months to help strengthen our management of risk in this changing environment.

We are heartened to note that many of our institutional clients are now beginning to re-implement their investment strategies. The rush to the treasury market has reduced risk-free returns to negligible yields, and with most pension funds having earnings requirements of 7% or more on their portfolios, they are starting to put funds back to work. We believe that once they have fully reassessed their strategies, they will look to increase their investment in moderate risk, higher-yielding assets, such as the products we generally offer. This bodes well for our asset management business.

Fortunately, we have entered 2009 in a strong financial position. Our balance sheet strength and long-term investment horizons should play to our advantage as some owners of assets in need of capital are required to accept substantially reduced prices. And, as we have typically financed our investments with significant equity, usually comprising 50% of the purchase price, and financed the balance with fixed-rate, long-term investment grade financing, we are not as affected as many of our competitors who have relied on the more volatile high-yield debt markets to finance their business.

As a result of all of these factors, we believe that our businesses are, with few exceptions, well positioned to generate favourable returns even during these difficult economic circumstances and that they will continue to achieve our long-term objectives over the coming years.

Furthermore, we believe the next 24 months will present us with a very favourable period to invest capital in opportunities that should generate long-term returns well in excess of those returns typically expected on the low-risk type of assets which we prefer to own.

OPERATING PLATFORM AND BUSINESS STRENGTHS

We are fortunate that our businesses are, with only a few small exceptions, performing well, our operating cash flows are strong, and our capitalization and liquidity situation is good. It is in this regard that we review some key facts regarding our financial and operating situation.

Permanent capital at our disposal – First and foremost, we have approximately $20 billion of permanent capital to support our overall operations. In today’s environment, where many companies are without access to financing, this is a tremendous advantage. This capital does not come due and its trading price in the market has little direct impact on our operations.

Strong liquidity – Excluding institutional client funds, we currently have over $3 billion of cash, financial equivalents and undrawn committed lines of credit to pursue opportunities. In the past 24 months we have generated more cash than we have invested or utilized in our operations. As a result, our capital availability today is greater than it was two years ago when the credit turbulence started to unfold, even though we have invested capital in a number of attractive investments during this period.

Significant annual free cash flow and capital turn-over – We generate approximately $1.5 billion of free cash flow annually. This can be used largely in whatever fashion we choose. In addition, we traditionally turn over 10% of our invested capital annually, leading to a further $2 billion or so to deploy. During the last six months, we generated close to $1.5 billion of net cash from asset monetizations alone, which shows the flexibility within our operations to generate cash should we desire it.

Low parent company debt – We have only $2.3 billion of debt at the parent company and, with few exceptions, do not guarantee our subsidiaries’ debts. Our deconsolidated debt-to-capitalization ratio is 15%. As you also know, most of the debt within our businesses has recourse only to specific properties. If you proportionately consolidate all of our interests in assets, the debt to capitalization is 44%, well within investment grade. We would point out that sometimes these facts are not easily visible in our financial statements because of the requirement to consolidate debt within partially owned funds that is, in reality, attributable to our institutional partners. Please have a look at our supplemental disclosures and proportionate balance sheet should you wish to review this further.

Durable, long-term cash flows – The majority of our operations have durable cash flows and are long term in nature. To put this into perspective, please review the following points concerning our two largest operations:

Renewable Power Generation

•	Average life of contracts – 12 years

•	Average contract prices – nearly 90% are below the level required to support new capacity

Brookfield Asset Management | 2008 ANNUAL REPORT 5

•	Average term of financing – 12 years

•	Average financing ratio on asset values – 40%

•	Average emissions of CO2 – virtually nil

•	Diversity of facilities – 162 hydroelectric generating plants on 64 river systems

•	Ability to store water – equivalent to 22% of average annual generation output

Commercial Office Properties

•	Average occupancy today – 97%

•	Average annual lease rollover over next three years – 4%

•	Average lease duration – over 7 years

•	Average tenant quality – “A” rated

•	Average net rent – 30% below current market

•	Average financing on asset values – 50%

•	Average duration of financing – 7 years

Institutional relationships – We also have access to substantial resources through our institutional relationships in the form of commitments to our current funds, funds we are raising, and with respect to co-investment opportunities. We feel fortunate to have this access on a global basis and as we continue to build these relationships, and demonstrate how our approach to investments has weathered the recent turmoil, the relationships should only get better.

Increasing number of opportunities to invest – We think there will be many opportunities to invest in areas where we have particular expertise. To date, we have chosen to be selective in the belief that better opportunities are still coming and that the best use of our cash in the meantime has been to repurchase interests in our own assets at discounts to their underlying values.

CAPITAL RAISING INITIATIVES IN 2008 AND FINANCING PROFILE

In furtherance of our strategy of recycling capital and pruning non-strategic assets, we completed a number of initiatives during 2008 which will generate net cash proceeds, over and above regular cash flows, of approximately $1.5 billion after repayment of associated debt. The most notable of these transactions are as follows:

MILLIONS	Gross	Net
Sale of timberlands in the U.S. Northwest	$1,200	$590
Sale of 50% of Canada Trust Tower office property	400	190
Sale of Brazilian transmission lines	275	275
Sale of Hermitage and Image Insurance	350	350
Sale of 50% contracted wind facility and power plant	120	60
	$2,345	$1,465

•

In October 2008, we sold part of our 588,000 acres of freehold lands owned in the U.S. Northwest to an institutional investment partnership that is managed by us and where we retain an approximate 40% direct and indirect interest. Total proceeds were $1.2 billion, generating net cash to us of approximately $600 million.

•	In July, we sold our 50% interest in the Canada Trust office property in Toronto for C$425 million. The sale generated net cash proceeds of approximately $190 million, after repaying the mortgage.

•	In September, we sold our transmission lines in Brazil for approximately $275 million of net cash proceeds. The transaction is expected to close in the first quarter of 2009.

•

In September, we reached agreement to sell two non-core insurance operations for $350 million in cash. Approximately $200 million was received in the fourth quarter of 2008, and the balance expected shortly.

•

In December, we sold a wind facility and our interest in a small hydro power plant to our 50% owned hydro income fund. Net proceeds, after we subscribed for additional units of the fund, were approximately $60 million.

In addition, we extended the terms of existing financings and raised new capital aggregating approximately $8.0 billion during the year, largely in the form of asset-specific mortgages.

As noted earlier, we hold over $3 billion of cash, financial equivalents and undrawn committed lines of credit within Brookfield. This includes approximately $2 billion at the corporate level and approximately $1 billion in our principal operating subsidiaries. Our only debt maturity at the corporate level before 2012 is a $200 million bond which is due in late 2010, and our lines of credit extend into 2012. Our subsidiaries’ debt is spread out among many of our operating units with diversified maturities and we believe that most, if not all of the debt should be refinanceable at current levels, even in difficult markets.

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Our financing profile is based on asset-specific mortgages which, on average, represent approximately 50% loan-to-value. These mortgages have recourse only to our power plants, office properties, transmission lines and timber stands. We believe, based on our experience of renewing mortgages, even over the past year, that we should require very little further equity investment to extend the terms of these mortgages and it is likely that some of the renewals will generate opportunities for us to withdraw capital, particularly in the case of financings put in place a number of years ago.

Lastly, we think it is important for investors in Brookfield to understand the quality and the type of debt which we have, and the reason why Brookfield finances its affairs the way it does. First, our assets have highly stable cash flows and therefore each asset, in general, can support substantial non-recourse leverage and remain investment grade. This capital structure allows us to maximize returns on equity without taking on too much risk.

Our view is that the optimal leverage level for an asset or company depends on the type of assets it is supported by, and that the duration and covenants of the loan are as important as the amount of leverage itself. Used appropriately, we believe leverage can be positive; but as with everything, if utilized excessively or in the wrong way, leverage can destabilize a financial structure and amplify bad outcomes. Thankfully, due to our experience in operating these types of assets over many years, we have a healthy respect for the cyclicality of markets and the level and type of leverage which is appropriate. As a result, while the past 18 months have been difficult for all investors, we have not had to face the major issues which a number of others have had to, mainly because we chose a different course as to the type and amount of leverage employed.

INVESTMENTS MADE DURING 2008

During 2008, we were cautious with the deployment of our capital. However, we did make a number of investments where we believe exceptional value will be earned in the long term. Most of these were internal opportunities where we were, in a number of different ways, increasing our interests in assets which we already own. The balance of our capital resources is sitting in cash and financial assets, or has been utilized to reduce debt, either to lower the leverage on some assets as we extended maturities or to repay bank lines which are now available to be drawn for investment in the future.

During the year, we invested approximately $1.7 billion of cash in various ways. A good portion of this capital was invested in assets and shares of companies which we know well, and which we believe were made at very substantial discounts to long-term underlying values.

MILLIONS
Brookfield and subsidiary common shares	$300
Hydroelectric power plants	350
Commercial office properties	300
U.S. residential assets	250
Brazilian residential assets	100
Value investment opportunities outside the above	400
$1,700

Brookfield and subsidiary common shares – We repurchased 14.2 million common shares of the company during the year at an average price of $20.17. While we have been a substantial buyer over the past 10 years, we had not repurchased significant amounts in the two years prior to 2008 because the shares were trading at a price closer to intrinsic value and we believed our cash was better invested elsewhere. The reduction in our share price during 2008 presented us with a great opportunity to repurchase shares. During the year, we also invested approximately $50 million to increase our interest in a number of our subsidiaries by repurchasing their shares in the open market.

Hydroelectric power plants – We acquired additional power plants for $350 million, including a 156 megawatt high capacity facility in Brazil.

Commercial office properties – We invested $300 million in commercial real estate, mostly through add-on acquisitions in our primary markets, by repurchasing interests held by partners in our properties, and through selective development.

U.S. residential assets – We have committed to acquire the majority of a $250 million rights offering for convertible preferred of our U.S. residential operations. Our ultimate ownership interest, depending on minority shareholders’ subscriptions, will be between 56% and 80%, on a fully-diluted basis.

Brazilian residential assets – We own approximately 42% of one of the most profitable homebuilders in Brazil. We have underwritten a rights offering to support the growth of this business which continues to be robust. This should ensure these operations maintain their competitive position as one of the top three builders in Brazil.

Value investment opportunities – We invested approximately $200 million in a variety of value investment opportunities, both

Brookfield Asset Management | 2008 ANNUAL REPORT 7

directly and through our restructuring funds. We also subscribed for approximately $200 million of shares in a Norbord rights offering to strengthen their balance sheet. This increased our interest from 36% to 80% on a fully-diluted basis.

GOALS AND STRATEGY

While many investors are understandably focused on the events of the next week or month, it is important to reiterate that our primary long-term goal is to achieve a compound 12% annual growth in our cash flows from operations measured on a per share basis. This should lead to an overall return of in excess of the 12% growth in cash flows after including the appreciation in the value of assets. This increase will not occur consistently each year (and some years will decrease), but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:

•	Build a world-class asset management firm, offering a focused group of products on a global basis for our investment partners.

•	Differentiate our product offerings by utilizing our operating experience and our extended investment horizons, to generate greater returns over the long term for our partners.

•

Focus our products on simple to understand, high quality, long-life, cash-generating physical assets that require minimal sustaining capital expenditures and have some form of barrier to entry, characteristics which should lead to appreciation in the value of these assets over time.

•

Maximize the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals for asset management, particularly within the infrastructure and real asset area, continue to be positive. In fact, in an uncertain world, we believe our lower-risk, lower-volatility assets should become even more appealing, especially as investors reprice risk in the marketplace.

SUMMARY

We remain committed to building a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

It is always important to remind ourselves that there may be occasional periods of time, maybe years, when stock market values, for various reasons, may not reflect the intrinsic value of the underlying business. This reality presents opportunities to acquire assets in the public market at less than intrinsic value, but can similarly affect your shareholdings in our company for periods of time. This is particularly acute today, and while we are not pleased with this, we hope to be able to capitalize on further opportunities should this environment persist and therefore at least turn these short-term market disruptions into long-term positives for you.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt

Senior Managing Partner and

Chief Executive Officer

February 13, 2009

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “bodes”, “presents”, “enable”, “enhance”, “maintain”, “traditionally”, “in time”, “objective”, “growth”, “deploy”, “become”, “sustain”, “pursue”, “generate”, “think”, “raising”, “build”, “capitalize”, “beginning”, “create”, “largely”, “continue”, “believe”, “typically”, “expect”, “potentially”, “encourage”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “goal”, “likely”, “pending”, “might”, “hope”, “intend”, “estimate”, “expand”, “scheduled”, “endeavour”, “seeking”, “usually”, “often” derivations thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “can”, “should”, “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Forward-looking statements in this Annual Report include, among others, statements with respect to maximizing our returns on equity, maintaining our operating flexibility, repurchasing our assets, generating long-term returns on assets, differentiating our product offering, building and improving client relationships, furthering our goal of building a world class asset management firm, protecting our businesses and asset values, executing our business strategy, increasing our intrinsic value, positioning ourselves as a preferred sponsor of acquisition transactions, the ability of our assets to support non-recourse leverage and remain investment grade, the ability of our Brazilian residential assets to maintain a competitive position, the recovery of the monetary system and future market and economic environment, our ability to generate favourable returns during difficult economic circumstances, our ownership interest in our U.S. residential operations, future investments of institutional clients, procedures and assumptions that we intend to follow in preparing our pro forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”), the duration we intend to hold most of our assets, our financial and operating objectives and strategies to achieve them, capital committed to our funds, potential growth of our asset management business and related revenue streams therefrom, our core liquidity levels, the likelihood that our commercial property rents will be paid, the strength of our tenant relationships, commencement of commercial operations at our new hydroelectric facilities in Brazil, changes in long-term power prices and the effect thereof on operating expenses and borrowing costs, the expected closings during the first quarter of 2009 of the sale of our interest in transmission lines in Brazil and our United Kingdom reinsurance business within Imagine Insurance and recovery of capital from the balance of the Imagine business, residential construction levels in relation to our Brazilian operations, residential construction margins in relation to our Australian operations, scheduled occupancy of the Bay Adelaide Centre in Toronto, construction of commercial office space on Ninth Avenue in New York City, future growth of our residential development properties, the underlying value of our development assets, expected returns from disposition gains in our restructuring funds, future income tax rates, future realization gains, planned expansion of our transmission operations, the impact of the current downturn in the economy on operating margins and opportunities, our ability to create value for our shareholders and clients, enhance the long-term value of our existing businesses, capitalize on future opportunities, achieve strong performance in our power generating operations, maintain or increase our net rental income, contract power into the future, generate revenue and margin from our transmission operations, attract new tenants for our commercial properties, pre-lease our commercial office properties under development, convert our rural development properties into residential and other purpose land, finance our assets and operations on a long-term basis and repay or refinance debt maturities, expand our infrastructure activities into new sectors, maintain the necessary level of liquidity to manage our financial commitments and capitalize on opportunities, as well as the outlook for the company’s businesses and other statements with respect to our beliefs, outlooks, plans, expectations and intentions.

Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its specialty funds; adverse hydrology conditions; timber growth cycles; environmental matters; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and Management’s Discussion and Analysis of Financial Results as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Annual Report makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Brookfield’s consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Brookfield Asset Management | 2008 ANNUAL REPORT 9

Management’s Discussion and Analysis of Financial Results

PART 1 – INTRODUCTION

The information in Management’s Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with our audited consolidated financial statements, which are included on pages 79 through 111 of this report. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table on page 112 of this report.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities to create value for our shareholders and our clients. We create value for shareholders by increasing, over time, the cash flows generated by these assets as well as income earned from managing the capital invested by our clients alongside our own.

BASIS OF PRESENTATION

We have organized the MD&A on a basis that is consistent with how we operate the business. We organize our activities into individual Operating Platforms which focus on a specific business segment. These platforms include commercial properties, power generation, infrastructure, development and other properties, specialty funds and public securities.

We use operating cash flow as a key measure of our financial performance. This is not a generally accepted accounting principle (“GAAP”) measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. We provide this measure to investors as a measurement tool which we believe assists in analysis of the company, in addition to other traditional measures, which we also provide. We recognize the importance of net income as a GAAP measure to investors and provide a full reconciliation between these measures.

We present invested capital and operating cash flows on both a “total” and “net” basis. The “total” basis is similar to our consolidated financial statements with the exception that the assets and cash flows are organized by operating platforms. Total operating cash flow includes revenues from our operating platforms less direct operating costs, together with fees earned and investment and other income.

10 Brookfield Asset Management | 2008 ANNUAL REPORT

Net invested capital and net operating cash flows represent our pro rata interest in the underlying net assets and cash flows. They are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are represented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests. Net invested capital and net operating cash flow are therefore representative of the amount of capital invested by us in each operation or fund and the operating cash flow that we are entitled to from the underlying activities. Furthermore, in our view, this presentation provides a more consistently comparable basis of presentation than our consolidated financial statements which include our operations under various methods, including equity accounting, proportionate consolidation and full consolidation.

We provide reconciliations between the basis of presentation in our MD&A and our consolidated financial statements in the tables on pages 54 and 55 and the accompanying discussion. We specifically reconcile operating cash flow and net income on page 39.

Assets under management include assets managed by us on behalf of our clients, as well as our own assets. We invest capital alongside our clients in many of our funds, and we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. Assets under management include the assets reflected in our consolidated financial statements and, as a result, are based on book values that may differ materially from current market values, particularly in the case of long-life assets that we have owned for many years. Assets under management also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

Co-investor commitments represent capital that has been committed to us to invest on behalf of the client. We typically earn base management fees on this capital from the time that the commitment to the fund is effective, during the period of time until the capital is invested (commonly referred to as the investment period) until such time as the investments are monetized and the capital returned to the client. Committed capital includes invested capital and commitments that have not yet been invested. Uninvested commitments represent capital available to us to invest and form part of our overall liquidity for these purposes.

Unless the context indicates otherwise, references in this MD&A to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the MD&A has been prepared in accordance with Canadian GAAP and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance

February 13, 2009

Brookfield Asset Management | 2008 ANNUAL REPORT 11

PART 2 – PERFORMANCE REVIEW

SUMMARY

We achieved solid performance during 2008, notwithstanding the difficult economic environment, and undertook a number of initiatives to protect and enhance the long-term value of our existing businesses and to better position the company to capitalize on opportunities that we expect will arise in the coming years.

Our financial results reflected the strong performance from our two largest business units, renewable power generation and commercial office properties. These results more than offset the lower cash flows generated from some of our smaller business units.

Our conservative approach to financing enables us to concentrate on running our businesses and executing our business strategies. We maintain substantial financial liquidity and finance our operations primarily at the asset level on a long-term, investment grade, non-recourse basis. During the year, we were successful in refinancing many of our near-term maturities with longer-dated debt to extend our maturity profile. Finally, the flexibility inherent in our asset base and our continued access to capital enabled us to further enhance our liquidity position.

Operating Cash Flow

Operating cash flow totalled $1.4 billion for the year compared with $1.9 billion in 2007 and $1.8 billion in 2006. On a more comparable basis, which excludes major disposition gains, operating cash flow was $1.2 billion or $1.98 per share compared with $1.1 billion or $1.79 per share in 2007, representing an 8% increase.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2006
Operating cash flow
Total	$1,423	$1,907	$1,801
– per share	2.33	3.11	2.95
Excluding major disposition gains	1,214	1,120	1,191
– per share	1.98	1.79	1.93

Our power generating operations produced net operating income prior to debt service of $886 million, a record for this business and a significant increase over the $611 million generated in 2007. This increase was due to increased water flows and higher realized prices. We have locked in prices at attractive levels for approximately 75% of our power sales over the next two years and therefore we expect to achieve continued strong performance, assuming water flows are consistent with long-term averages.

Our office properties produced solid and stable results during 2008. Net operating cash flow increased to $782 million from $583 million due to increases in rental income from existing properties, the contribution from recently acquired properties and disposition gains. The overall occupancy level of the properties was 97% at year end, with an average lease term of seven years with high quality tenants and average in-place rents that are, by our estimation, 30% below comparable average market rents.

The strong performance of these two businesses provided significant stability to our results during the difficult economic environment of 2008, and the stable contracted revenue profiles of these businesses provide us with a high level of visibility and confidence for 2009 and 2010, and confidence in our ability to achieve our long-term objectives in future years as well.

Balance Sheet, Liquidity and Capitalization

We undertook a number of measures to strengthen our liquidity and capitalization. In aggregate, we completed $8 billion of financings during the year to extend existing maturities and provide liquidity to pursue business opportunities.

Our net invested capital is financed with a substantial equity base and only modest amounts of corporate borrowings.

	Shareholders’ Equity
AS AT DECEMBER 31, 2008 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per share
Underlying value – excluding future taxes	$15,021	$24.32
Underlying value – including future taxes	12,801	20.62
Book value	5,788	8.93

12 Brookfield Asset Management | 2008 ANNUAL REPORT

At the corporate level, we extended $1.2 billion of our revolving credit facilities until 2012, with the remaining $0.2 billion not due until 2011. We also refinanced the one debt maturity that we had, of $300 million, with C$150 million of perpetual preferred shares and a $150 million private placement of notes with an average term of 4.3 years. We have no maturities at the corporate level until March 2010.

Our core liquidity is approximately $3.5 billion at the date of this report, up from $2.8 billion at the beginning of 2008, of which $1.8 billion is at the corporate level, $1.0 billion is at our principal operating platforms and $0.7 billion is under contract or has been received since year end.

The underlying values presented in this MD&A are prepared using the procedures and assumptions that we intend to follow in preparing our pro forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”). Accordingly, the underlying values reflect most of our tangible assets at fair value as of the balance sheet date, with corresponding adjustments to minority interests and shareholders’ equity, but do not include any adjustments to reflect value attributable to our asset management franchise and do not reflect any upward revaluation of inventories to reflect current value. We have not adjusted the carrying values of our borrowings at this time. The underlying values are reduced by accounting provisions in respect of the theoretical tax liability that might arise if we were to liquidate the business based on the underlying values at the balance sheet date, consistent with IFRS accounting principles. Our intention, however, is to hold most of our assets for extended periods of time or otherwise defer this liability. The deferred tax balance is similar in this sense to the float in an insurance company which is available for investment for extended periods of time or even indefinitely. Accordingly, we also provide our underlying values on a pre-tax basis because, in our opinion, these are more reflective of the capital that is actually deployed on behalf of shareholders.

Net Income

The following table presents net income for the past three years determined in accordance with Canadian GAAP. We do not utilize net income as a key metric in assessing the performance of our business because, in our view, it contains measures that may distort the ongoing performance and intrinsic value of the underlying operations. Nevertheless we recognize the importance of net income as a key measure for many users and provide a discussion of net income and a reconciliation to operating cash flow in this review.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007	2006
Net income
Total	$649	$787	$1,170
– per share	1.02	1.24	1.90
Excluding major disposition gains	525	349	624
– per share	0.81	0.51	0.99

Net income excluding major disposition gains increased to $525 million from $349 million on a comparable basis. In total, after taking major disposition gains into consideration, net income was lower than in 2007 due to a higher level of gains in prior years.

The increase on a comparable basis reflects the growth in operating cash flow discussed above, offset by a higher level of non-cash items. In particular, we recorded increased depreciation relating to a large office property portfolio acquired in 2007 as well as the revaluation for accounting purposes of certain hedging transactions. These items were partially offset by non-cash tax credits that reflect the increased value of our tax assets and a reduction in anticipated future taxes payable.

Performance Metrics

Annualized growth over the last five years was 16% excluding major disposition gains and 20% including such items, which exceeds our long-term objective.

FOR THE YEARS ENDED DECEMBER 31	Long-term Objective	Five-Year Results	Annual Results
			2008	2007	2006	2005	2004
Operating cash flow per share
– excluding major disposition gains	12%	16%	$1.98	$1.79	$1.93	$1.46	$1.03
– total	12%	20%	$2.33	$3.11	$2.95	$1.46	$1.03

Brookfield Asset Management | 2008 ANNUAL REPORT 13

The following table presents our cash return on equity, based on our operating cash flow as a percentage of average common shareholders’ equity at book values:

FOR THE YEARS ENDED DECEMBER 31	Long-term Objective	Five-Year Results	Annual Results
			2008	2007	2006	2005	2004
Cash return on book equity per share	20%	26%	23%	30%	34%	21%	19%

We achieved a 23% cash return on equity during 2008 and a 26% average return over the past five years. We exceeded our target by a considerable amount in 2007 and 2006 due to the higher level of disposition gains recorded in those years.

Asset Management Activities

We continued to expand our asset management activities during the year, increasing the number of funds, third-party capital under management and associated management fees. The following table presents key metrics relating to our asset management activities over the past three years:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2006
Asset management revenues	$449	$415	$257
Base management and performance returns	140	112	71
Third-party capital commitments
– Unlisted fund and specialty issuers	9,174	7,996	5,722
– Fixed income and real estate securities	18,040	26,237	20,460

Asset management revenues increased by 8% due to a higher level of base management fees, which increased by $30 million or 29%. The increase in base management fees reflects the growth in higher margin funds and capital under management, which offset the impact of lower fixed income and equity securities, which typically pay lower fees.

Capital committed by third-party clients to our unlisted funds and specialty issuers increased by $1.2 billion, however this was more than offset by a reduction in the value of assets under management within our fixed income and real estate securities management operations. Assets under management as measured in U.S. currency was also impacted by changes in foreign currency exchange rates on non-U.S. assets under management.

14 Brookfield Asset Management | 2008 ANNUAL REPORT

Summary of Financial Results

The following table summarizes our underlying values, net invested capital and net operating cash flows from our operations over the past two years:

	Underlying Value	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2008	2007	2008	2007
Asset management income				$449	$415
Operating platforms
Commercial properties	$7,798	$4,575	$4,598	763	602
Power generation	6,639	1,215	1,425	466	261
Infrastructure	974	761	1,645	141	102
Development and other properties	3,313	3,334	3,464	205	301
Specialty funds	903	870	1,112	126	341
Investments	701	702	1,336	180	312
Cash and financial assets	1,073	1,073	892	487	693
Other assets	2,650	2,568	3,013	—	—
	$24,051	$15,098	$17,485	$2,817	$3,027
Liabilities
Corporate borrowings	$2,284	$2,284	$2,048	$163	$146
Subsidiary borrowings	733	733	711	77	66
Capital securities	1,425	1,425	1,570	88	90
Other liabilities	3,267	2,654	3,482	616	450
	7,709	7,096	7,811	944	752
Capitalization
Co-investor interests in consolidated operations	3,541	2,214	2,160	450	368
Preferred equity	870	870	870	44	44
Common equity	11,931	4,918	6,644	1,379	1,863
	16,342	8,002	9,674	1,873	2,275
	$24,051	$15,098	$17,485	$2,817	$3,027
Per Share
– including future tax liability	$20.62	$8.93	$11.64	$2.33	$3.11
– excluding future tax liability	$24.32

The table above includes the assets, liabilities and operating results of our North American property company, Brookfield Properties Corporation (“Brookfield Properties”), on a consolidated basis, with interests of minority shareholders in these operations presented as “co-investor interests in consolidated operations”.

The common shareholders’ equity, on an underlying value basis, is presented in the following table prior to and after reflecting accounting provisions for future tax liabilities.

AS AT DECEMBER 31, 2008 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share
Common equity – including future tax liability	$11,931	$20.62
Add back: future tax liability	2,220	3.70
Common equity – excluding future tax liability	$14,151	$24.32

We provide a detailed review of the invested capital and operating cash flows on both a consolidated basis, as well as on a net basis as presented above, in the balance of the Performance Review contained on the following pages. We also provide a reconciliation between operating cash flows and net income beginning on page 39 and a reconciliation to our consolidated financial statements beginning on pages 54 and 55.

Brookfield Asset Management | 2008 ANNUAL REPORT 15

OPERATING PLATFORMS

Commercial Properties

We own and operate high quality commercial office and retail properties on behalf of ourselves and our co-investors in North America, Australasia, Europe and Brazil.

The following table summarizes the invested capital and operating cash flows contributed by our commercial property operations:

	Invested Capital				Operating Cash Flow
	Consolidated		Net Invested		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Office properties	$19,657	$20,922	$ 4,485	$ 4,495	$ 1,773	$1,518	$ 782	$ 583
Retail properties	1,326	1,698	90	103	110	48	(19)	19
	$20,983	$22,620	$ 4,575	$ 4,598	$ 1,883	$1,566	$ 763	$ 602
Underlying value	$23,877		$ 7,798

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships.

AS AT DECEMBER 31, 2008	# of Properties	Total Area (000’s Sq ft)	Consolidated Owned Interest (000’s Sq ft)
North America
U.S.	79	54,177	46,975
Canada	29	20,258	20,258
	108	74,435	67,233
Australasia	27	9,581	6,829
Europe
Canary Wharf, London U.K.	16	7,900	1,185
Direct	2	732	644
	18	8,632	1,829
Total portfolio	153	92,648	75,891

Our North American operations are conducted through a 51%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. We also own a high quality portfolio of properties in Australia located primarily in Sydney, Brisbane, Melbourne and Perth. Our European operations are principally located in London, U.K. The properties in each of these geographic areas are held directly as well as through funds which we manage on behalf of ourselves and others on a contractual basis.

The following table sets out the consolidated assets and net capital invested in our office property operations by region:

	2008					2007
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests		Net Invested Capital
Office properties
North America	$7,887	$5,675	$—		$2,212	$8,737	$6,297	$—		$2,440
U.S. Core Office Fund	7,395	5,729	923	[1]	743	7,247	5,502	955	[1]	790
Australasia	2,458	1,283	102		1,073	2,927	2,077	127		723
Europe	986	642	—		344	796	561	—		235
Working capital	931	818	—		113	1,215	908	—		307
	$19,657	$14,147	$1,025		$4,485	$20,922	$15,345	$1,082		$4,495
1 Includes $711 million (2007 – $739 million) of co-investor interests that are classified as liabilities for accounting purposes

16 Brookfield Asset Management | 2008 ANNUAL REPORT

Consolidated office property assets decreased from $20.9 billion to $19.7 billion. Consolidated assets and liabilities within our Canadian and Australian operations declined due to lower currency exchange rates and property sales. Net invested capital in all regions was relatively unchanged. The consolidated carrying value of our North American properties is approximately $221 per square foot, substantially less than the estimated replacement cost of these assets.

During the year we completed $1.2 billion of financings to refinance existing properties. Core office property debt at December 31, 2008 had an average interest rate of 5.6% and an average term to maturity of seven years.

Working capital assets include rents receivable as well as a portion of the purchase price of properties totalling $841 million that has been attributed to items such as above-market leases and tenant relationships. Similarly, working capital liabilities include $760 million in respect of items such as below-market tenant and land leases.

The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2008					2007
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Total	Interest Expense	Co-investor Interests		Net	Total	Interest Expense	Co-investor Interests		Net
North America	$1,485	$673	$97	[1]	$715	$1,416	$718	$125	[1]	$573
Australasia	213	178	9		26	62	57	—		5
Europe	75	34	—		41	40	34	1		5
	$1,773	$885	$106		$782	$1,518	$809	$126		$583
1 Includes $23 million (2007 – $55 million) attributable to co-investor interests classified as liabilities and interest expenses for accounting purposes

The following table sets out the variances in operating cash flows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	Total 2007	Variance
Same properties	$1,323	$1,301	$22
Acquired properties	268	62	206
Dividend from Canary Wharf	31	—	31
Disposition gains	164	145	19
Other	(13)	10	(23)
Total operating cash flow	1,773	1,518	255
Interest expense and co-investor interests
– Existing properties	(793)	(878)	85
– Acquired properties	(198)	(57)	(141)
Net operating cash flow	$782	$583	$199

We leased 6.4 million square feet in our North American portfolio during 2008 at an average net rent of $25.44 per square foot, replacing expiring leases that averaged $17.80 per square foot, leading to increased rent. We continue to manage our portfolios and tenant relationships on a proactive basis which can lead to opportunities to re-lease space for increased yields while minimizing vacancies.

Property acquisitions were responsible for most of the increase in operating cash flows, which is to be expected given the stable nature of our long-term lease portfolio and the high credit quality of our tenants. The increase was $65 million on a net basis after taking incremental borrowing costs into consideration. The Australian portfolio contributed total operating cash flows of $213 million (2007 – $62 million) and net operating cash flows of $26 million (2007 – $5 million).

The disposition gains occurred largely in our North American portfolio and in 2008 included $164 million from the sale of a partial interest in the Canada Trust office property in Toronto while the 2007 results reflect the sale of non-core properties in Washington D.C., Toronto and Ottawa.

Interest expense and co-investors’ interests decreased by $85 million over 2007 due largely to the impact of lower interest rates on floating rate debt. Interest expense on borrowings associated with acquisitions increased by $141 million.

Brookfield Asset Management | 2008 ANNUAL REPORT 17

Leasing Profile

Our total portfolio worldwide occupancy rate at the end of 2008 increased to 97% compared to 96% at December 31, 2007, and the average term of the leases was seven years, unchanged from the prior year.

AS AT DECEMBER 31, 2008	Current Occupancy	Average Term	Net Rental Area	Currently Available	Expiring Leases (000’s Sq ft)
					2009	2010	2011	2012	2013	2014	2015+
Core North American markets
United States	96%	7.0	46,975	2,002	1,397	1,650	2,797	3,432	7,745	3,141	24,811
Canada	99%	7.1	18,620	179	528	933	1,199	1,230	3,111	400	11,040
Other North American	99%	7.5	1,638	21	41	181	142	90	104	45	1,014
United Kingdom	92%	18.9	644	53	—	—	35	—	—	—	556
Australasia	99%	7.6	6,829	46	360	367	334	279	276	343	4,824
Total/Average	97%	7.2	74,706	2,301	2,326	3,131	4,507	5,031	11,236	3,929	42,245
Percentage of Total			100%	3%	3%	4%	6%	7%	15%	5%	57%

As at December 31, 2008, the average term of our in-place leases in North America was seven years. Annual lease expiries average 4% over the next four years with only 3% expiring in 2009. Average in-place net rents across the portfolio have remained unchanged at $23 per square foot from the end of last year, and continue to be at a significant discount to the average market rent of $32 per square foot. This discount provides greater assurance that we will be able to maintain or increase our net rental income in the coming years, notwithstanding the present difficult economic environment.

Average in-place rents in our Australian portfolio are $34 per square foot, approximately 10% below market rents. During the year we leased 1.3 million square feet of space at higher rates than the expiring leases. The occupancy rate across the portfolio remains high at 99.3% and the weighted average lease term is approximately eight years. Our fifteen largest tenants have a weighted average lease life of nine years and account for approximately 70% of our leaseable area. These tenants have an average rating profile of A+.

The high quality of our properties has enabled us to sign long-term leases with high quality tenants that have strong credit profiles. The contractual terms of these leases provide a high level of assurance that rents will be paid as expected unless a bankruptcy event occurs. Notwithstanding the recent economic turmoil, only 400,000 square feet, representing less than 1% of our net rentable area and annualized net operating income of $3.5 million, were returned to us as a result of credit events, and we subsequently re-leased 110,000 square feet of this space at equivalent or better rents. Furthermore, the competitive positions of our properties in their respective markets enable us to attract new tenants from lower quality buildings to fill any excess in vacant space and we are in active negotiations to lease the remainder of the space returned.

Retail

Our Brascan Brasil Real Estate Partners Fund was formed in late 2006 and has $830 million of committed capital (Brookfield’s share – 25%). The fund is almost fully invested with $1.3 billion of total assets representing one of the largest retail portfolios in Brazil. The portfolio consists of interests in 15 shopping centres and associated office space totalling 4.1 million square feet of net leasable area, located primarily in Rio de Janeiro and São Paulo as well as Curitiba, Belo Horizonte, Mogi das Cruzes and Piracicaba.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Retail properties	$962	$1,489	$962	$1,489	$110	$48	$110	$48
Working capital/operating costs	364	209	(136)	(662)			(15)	(10)
Borrowings/interest expense			(614)	(462)			(125)	(6)
Co-investor interests			(122)	(262)			11	(13)
	$1,326	$1,698	$90	$103	$110	$48	$(19)	$19

18 Brookfield Asset Management | 2008 ANNUAL REPORT

Total operating cash flows increased to $110 million in 2008 compared to $48 million in 2007. The increase reflects the contribution from properties acquired in late 2007 and higher sales within existing properties. Many of the properties were undergoing significant redevelopment during the year, which reduced net rent and increased costs. Net operating cash flow also reflects integration and borrowing costs associated with the acquired assets. The 2007 results reflect a disposition gain of $8 million.

The declines in consolidated assets and net invested capital are due primarily to the impact of lower currency exchange rates. Borrowings also include $121 million of debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligations of ourselves and our partners to subscribe for capital in the fund equal to the outstanding balance.

Underlying Value

The underlying values of the consolidated assets and net equity of our commercial portfolio were determined to be $23.9 billion and $7.8 billion, respectively, as at December 31, 2008. The key metrics used in each geographic region are set out in the following table:

	North America			Australia			United Kingdom
	Minimum	Maximum	Average	Minimum	Maximum	Average	Minimum		Maximum		Average
Discount rate	6.5%	13.0%	8.2%	6.3%	9.4%	7.0%	5.5%		8.5%		6.2%
Terminal capitalization rate	5.7%	9.0%	6.9%	8.5%	11.0%	8.9%	5.5%		8.5%		6.2%
Exit date	2010	2041	2017	2018	2018	2018	n/a	[1]	n/a	[1]	n/a [1]
1 U.K. valuations assume properties held in perpetuity

The underlying value of our combined commercial office and retail portfolio represents a 7.2% “going in” capitalization rate based on the 2008 total operating cash flows, excluding gains, of $1.7 billion. The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate results in a $1.4 billion change in our common equity value after reflecting the interests of minority shareholders.

Renewable Power Generation

We have assembled one of the largest privately owned hydroelectric power generating portfolios in the world. Our power generating operations are predominantly hydroelectric facilities located on river systems in the U.S., Canada and Brazil. As at December 31, 2008, we owned and managed 162 conventional hydroelectric generating stations with a combined generating capacity of approximately 3,129 megawatts. Power stations are located in Ontario, Quebec, British Columbia, New York, New England, Louisiana and Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of hydrology fluctuations. Our storage reservoirs contain sufficient water to produce approximately 22% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a 600 megawatt pumped storage facility and a 189 megawatt wind energy project. Overall, our assets represent 4,133 megawatts of generating capacity.

	Capacity (MW)		# of Stations		Long-Term Average Generation (GWh)
AS AT DECEMBER 31	2008	2007	2008	2007	2008	2007
Hydroelectric generation
North America
United States	1,303	1,284	99	98	6,072	5,927
Canada	1,314	1,308	32	32	4,971	4,931
Brazil	512	295	31	26	2,152	1,257
Total hydroelectric generation	3,129	2,887	162	156	13,195	12,115
Wind energy	189	189	1	1	534	534
Co-generation and pump storage	815	815	3	3	1,264	1,168
	4,133	3,891	166	160	14,993	13,817

Brookfield Asset Management | 2008 ANNUAL REPORT 19

The following table summarizes our invested capital and the net operating cash flow generated by our power generating operations during 2008 and 2007:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Hydroelectric generation	$4,223	$4,299	$4,223	$4,299	$796	$531	$796	$531
Wind, pump storage and cogeneration	479	602	479	602	90	80	90	80
Development	253	236	253	236	—	—	—	—
	4,955	5,137	4,955	5,137	886	611	886	611
Cash and financial assets	357	784	357	784			—	—
Working capital	1,161	881	335	2			(21)	(7)
Unsecured corporate power borrowings			(653)	(797)			(40)	(41)
Property-specific debt/interest expense			(3,587)	(3,488)			(273)	(248)
Co-investor interests			(192)	(213)			(86)	(54)
	$6,473	$6,802	$1,215	$1,425	$886	$611	$466	$261
Underlying value	$12,051		$6,639

Total assets in this segment decreased $0.3 billion to $6.5 billion from $6.8 billion during the year due to accounting depreciation and the impact of translating non-U.S. dollar denominated assets at lower currency exchange rates, offset by the acquisition and development of facilities in North America and Brazil. In aggregate, we invested $24 million in development and $372 million in acquisitions during the year.

During 2008, we commenced commercial operations at three new hydroelectric facilities in Brazil that have a combined capacity to generate 61 megawatts of electricity and we currently have three other projects under construction in the country, totalling 85 megawatts of installed capacity that are expected to commence commercial operations during 2009. The acquisitions completed during 2008 added 156 megawatts in Brazil and 18 megawatts in the United States.

Property-specific debt has an average interest rate of 7%, an average term of 12 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of eight years and are rated BBB by S&P, BBB (high) by DBRS and BBB by Fitch.

The following table highlights the variances in operating cash flow between 2008 and 2007:

	Net Operating Cash Flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	Variance
Hydroelectric generation
North America
United States	$397	$292	$105
Canada	271	171	100
Brazil	128	68	60
Total hydroelectric generation	796	531	265
Other generation
Wind energy	32	33	(1)
Co-generation and pump storage	58	47	11
Total operating cash flow	886	611	275
Cash taxes and other expenses	(21)	(7)	(14)
Interest expenses	(313)	(289)	(24)
Non-controlling interests	(86)	(54)	(32)
Net operating cash flow	$466	$261	$205

Total operating cash flows increased by $275 million to $886 million due to a 9% increase in realized prices and a 24% increase in generation. Net operating cash flow increased by $205 million to $466 million, as the increase in total cash flows was partially offset by increased financing costs, cash taxes and other expenses, and the interests of co-investors in the increased profitability.

20 Brookfield Asset Management | 2008 ANNUAL REPORT

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2008				2007
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Canada	5,277	$360	$89	$271	3,892	$250	$79	$171
United States	6,681	551	154	397	5,673	420	128	292
Brazil	2,267	182	54	128	1,326	105	37	68
Total	14,225	$1,093	$297	$796	10,891	$775	$244	$531
Per MWh		$77	$21	$56		$71	$22	$49

Realized prices from our hydro portfolio increased by 9% to $77 per megawatt hour compared to 2007 levels, due to recontracting power (including short-term financial contracts) at higher prices, higher volumes for capacity and other ancillary services and our ability to surface higher revenue by generating power during peak price periods. The higher water levels provided us with a greater amount of generation that had not been previously contracted, allowing us to benefit from the high energy price environment by selling the additional energy generated at the higher spot prices. Our ability to capture peak pricing and sell other energy products, such as capacity, also contributed to higher realized prices.

Operating costs declined slightly on a per unit basis. In Canada, higher generation levels reduced the per unit impact of fixed costs. Costs in Brazil benefited from a lower currency exchange rate over the year although this also reduced the associated revenues. Operating costs in the United States were relatively unchanged on a per unit basis.

Cash flows from our non-hydro facilities, as shown in the following table, increased due to higher realized prices, despite lower generation levels. The higher realized price is a result of our ability to participate in the forward reserve market using our pump storage facility, thereby receiving incremental cash payments in return for committing our generating capacity, in addition to the revenues from actual generation.

	2008				2007
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Co-generation and pump storage	1,249	$156	$98	$58	1,493	$147	$100	$47
Wind energy	456	40	8	32	478	41	8	33
Total	1,705	$196	$106	$90	1,971	$188	$108	$80
Per MWh		$115	$62	$53		$95	$55	$40

Generation

The following table summarizes generation over the past two years:

		Actual Production		Variance to
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	Long-Term Average	2008	2007	Long-Term Average	Actual 2007
Existing capacity	11,851	12,921	10,665	1,070	2,256
Acquisitions – during 2007 and 2008	1,344	1,304	226	(40)	1,078
Total hydroelectric operations	13,195	14,225	10,891	1,030	3,334
Wind energy	534	456	478	(78)	(22)
Co-generation and pump storage	1,264	1,249	1,493	(15)	(244)
Total generation	14,993	15,930	12,862	937	3,068

Total hydroelectric generation increased by 3,334 gigawatt hours or 31% over 2007 due to increased generation from our conventional hydroelectric facilities. Approximately two-thirds of the increase (2,256 additional gigawatt hours) came from existing hydroelectric capacity owned throughout 2008 and 2007 (i.e. “same store” basis) due to higher water flows while approximately one-third (1,078 gigawatt hours) came from recently acquired or developed facilities. Hydroelectric generation was 8% above expected long-term averages, whereas the 2007 results were 10% below long-term averages. Our wind facilities generated 456 gigawatt hours, which was lower than the long-term average. However availability has averaged 97% since its commissioning in

Brookfield Asset Management | 2008 ANNUAL REPORT 21

2006. With respect to 2009, our reservoirs are at normal levels for this time of year and, as a result, we believe that we are in a good position to be able to operate our facilities at long-term average levels during the year, assuming normal water conditions prevail.

Contract Profile

Consistent with our strategy to establish lower volatility revenue streams, the prices for approximately 75% of our projected generation for 2009 and 2010 are contracted pursuant to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets when certainty of generation is confirmed.

Our long-term sales contracts, which account for more than 50% of total generation, have an average term of 12 years. The majority of our counterparties are investment grade in nature, including a number of government agencies. The financial contracts typically have a term of less than two years and are with high credit-worthy counterparties.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Years ended December 31
	2009	2010	2011	2012	2013
Generation (GWh)
Contracted
Power sales agreements	7,566	7,534	7,065	6,296	6,061
Financial contracts	4,366	2,873	—	—	—
Uncontracted	2,954	4,373	7,721	8,482	8,717
	14,886	14,780	14,786	14,778	14,778
Contracted generation
% of total	80%	70%	48%	43%	41%
Revenue ($millions)	805	733	495	466	461
Price ($/MWh)	67	70	70	74	76

The average selling price for contracted power increases to $76 per megawatt hour from $67 per megawatt hour over the next five years, reflecting contractual step-ups in long duration contracts with locked-in prices and the expiry of lower priced contracts during the period. The decrease in these prices from those reported in prior quarters reflects the impact of lower currency exchange rates on non-U.S. contracts which should also have a mitigating impact on operating expenses and borrowing costs.

Underlying Value

The underlying value of our power generation portfolio was determined to be $6.6 billion as at December 31, 2008 in total after deducting borrowings and minority interests. The key metrics are set out in the following table:

	United States			Canada			Brazil
	Minimum	Maximum	Average	Minimum	Maximum	Average	Minimum	Maximum	Average
Discount rate	9.0%	12.0%	10.5%	9.0%	12.0%	10.7%	13.0%	13.0%	13.0%
Terminal capitalization rate	11.0%	12.0%	11.1%	11.0%	12.0%	11.0%	14.0%	14.0%	14.0%
Exit date	2028	2028	2028	2014	2028	2027	2028	2028	2028

The total valuation of our hydroelectric facilities of $12.1 billion represents a “going-in” capitalization rate of 7.6% based on 2008 cash flows adjusted to reflect long-term average hydrology. The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount rate and a 10% change in long-term power prices will each impact the value of our net invested capital by $0.9 billion.

22 Brookfield Asset Management | 2008 ANNUAL REPORT

INFRASTRUCTURE

Our infrastructure activities are currently concentrated in the timber and electricity transmission sectors, although we expect that, over time, we will expand into new sectors that provide similar investment characteristics. Our operations are located in the United States, Canada, Chile and Brazil and are primarily owned through managed funds. The invested capital and net operating cash flows contributed by these operations are summarized in the following table:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Timberlands	$3,557	$3,675	$439	$1,025	$169	$158	$61	$40
Transmission	856	760	322	620	166	160	80	62
	$4,413	$4,435	$761	$1,645	$335	$318	$141	$102
Underlying value	$5,059		$974

Timber

We manage 2.6 million acres of high quality private freehold timberlands with an aggregate underlying value of $4.2 billion. These assets are held primarily through two private funds that currently hold operations located on the west coast of Canada and the U.S. Pacific Northwest. We also manage a listed specialty issuer that operates in Eastern North America and a $280 million private timber fund focused on Brazil, which is largely uninvested at this time, and hold direct interests in timber assets in Brazil.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Timberlands
Western North America	$2,613	$2,708			$146	$130
Eastern North America	150	185			15	20
Brazil	63	66			8	8
	2,826	2,959	$2,826	$2,959	169	158	$169	$158
Working capital/other expenses	731	716	158	74			(5)	—
Property-specific debt/interest expense			(1,550)	(1,691)			(89)	(85)
Co-investor interests			(995)	(317)			(14)	(33)
	$3,557	$3,675	$439	$1,025	$169	$158	$61	$40
Underlying value	$4,164		$613

Consolidated assets held within our timber operations and related borrowing levels were relatively unchanged during the year. Net invested capital declined with the transfer of 30% of our U.S. Pacific Northwest operations and three-quarters of our interest in our Western Canadian operations to 40%-owned Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure Partners”) as well as the subsequent transfer of our remaining 70% interest in the U.S. Pacific Northwest operations to a global timber fund in which we hold a 37% direct and indirect interest. This resulted in a corresponding increase in third-party interests and the receipt by us of $590 million in cash proceeds.

Total operating cash flow increased to $169 million, reflecting a full year contribution from the U.S. Pacific Northwest operations, which were acquired in April 2007, as well as a $24 million gain from the partial sale of these assets to our global timber fund. These factors were offset by lower prices due to the slowdown in the U.S. homebuilding industry, which resulted in lower demand and prices for premium species such as high quality Douglas fir. In response, we continue to exploit the flexibility inherent in timber management which allows us to defer harvesting until prices recover and also allows the trees to continue to grow. Our Western North American operations have also increased on exports to Asia, which provided higher margins.

Interest costs were in line with the prior year while co-investor interests in operating cash flows declined in line with the reduction in operating margins and net operating cash flows. During the year we raised $1.0 billion of non-recourse debt secured by our U.S. Pacific Northwest operations which has an average term of 7 years and a 5.2% interest rate to replace shorter-term debt that was maturing later in the year. The overall duration of timber borrowings is 9 years, compared to 5 years at the end of 2007.

Brookfield Asset Management | 2008 ANNUAL REPORT 23

The following table summarizes the operating results from our timber operations:

	2008		2007
FOR THE YEARS ENDED DECEMBER 31	Sales (000’s m3)	Revenue ($ millions)	Sales (000’s m3)	Revenue ($ millions)
Western North America
Douglas fir	2,397	$210	2,092	$191
Whitewood	1,249	74	1,318	87
Other species	657	71	353	51
	4,303	355	3,763	329
Eastern North America and Brazil	2,535	82	1,920	89
	6,838	$437	5,683	$418

We sold 6.8 million cubic metres of timber during 2008, up 20% compared to 2007, reflecting a full year contribution from the U.S. Pacific Northwest timberlands, partially offset by lower volumes of Douglas fir and Whitewood due to the slowdown in the U.S. homebuilding industry. Sales volumes of other species increased as a result of better relative market conditions for pulp logs and cedar. Eastern North America and Brazil volume increased relative to 2007 with higher volumes in Brazil being partly offset by the lower volumes in Eastern North America.

Realized prices across our operations declined by approximately 13% while operating costs per unit were higher due to product mix and to a lesser extent higher fuel costs. The average realized price for Douglas fir decreased by 4% compared to the prior year. Declines in prices of products sold to the domestic market were offset by a higher percentage of high value appearance and export grade products sold to off-shore markets. The average selling price for Whitewood decreased by 10% over 2007 reflecting North American market conditions. The change in the average realized price for other species is mostly attributable to alternations in the mix of products included in that category.

Transmission

Our electricity transmission operations include the largest transmission system in Chile, a smaller transmission and distribution system in Northern Ontario and interests in transmission lines in Brazil which have been sold in a transaction which is expected to close in March 2009. Our direct and indirect interests in these operations, which are held through funds managed by us, are as follows: 17% in the Chilean operations; 40% and 100% in the Northern Ontario transmission and distribution operations, respectively; and 8% in the Brazilian operations.

Our transmission operations generate stable revenues that are largely governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income by investing additional capital into our existing operations.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Transmission facilities and investments
Chile	$324	$330			$37	$114
North America	158	193			37	31
Brazil	207	205			91	15
	689	728	$689	$728	165	160	$165	$160
Working capital/other expenses	167	32	116	6	1	—	(22)	(4)
Property-specific debt/interest expense			(237)	(114)	—	—	(13)	(65)
	856	760	568	620	166	160	130	91
Co-investor interests			(246)	—	—	—	(50)	(29)
	$856	$760	$322	$620	$166	$160	$80	$62
Underlying value	$895		$361

24 Brookfield Asset Management | 2008 ANNUAL REPORT

Consolidated assets held within our transmission operations were relatively unchanged during the year. Net invested capital declined with the transfer of our Northern Ontario transmission operations, the majority of our interest in our Chilean operations, and our interests in the Brazilian transmission lines to 40%-owned Brookfield Infrastructure Partners. This resulted in a corresponding increase in co-investor interests.

Transmission operations contributed $80 million of net operating cash flow, after deducting carrying charges and co-investor interests, compared with $62 million during 2007. Total operating cash flows in each year were $166 million and $160 million, respectively.

The operating cash flows from our Chilean operations are recorded on an equity basis (i.e. our proportionate share of the net operating cash flows after deducting interest expense and co-investor interests) for all of 2008 whereas they were fully consolidated for the first six months of 2007. This resulted in an apparent decline in reported revenue, interest expenses and co-investor interests. The contribution from these operations on a comparable basis (i.e. equity accounted), however, was $37 million in 2008 and $28 million in 2007. The increase reflects non-recurring revenue as a result of a retroactive rate base increase, as well as the ongoing benefit of the rate base increase, inflation indexation and capital investments which is partially offset by a decrease in our ownership interest. After adjusting for non-recurring items, the operating margins at our Chilean transmission operations were 82% which is in line with historical levels.

We exercised our rights to sell our Brazilian investment pursuant to our original purchase agreement for an inflation adjusted return of 14.8%, giving rise to a revaluation gain of $71 million in 2008. We expect to receive total proceeds of approximately $274 million inclusive of hedge proceeds. To date, we have received $68 million of proceeds, of which $41 million was received subsequent to year end. We expect to receive the balance upon closing, which should occur during the first quarter of 2009, subject to receipt of regulatory and other approvals.

Underlying Value

The net asset value of our infrastructure operations was determined to be $0.4 billion as at December 31, 2008 after deducting borrowings and minority interests.

The valuations of our timberlands are based on independent appraisals. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% at a terminal valuation date of 72 years on average. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

The valuation of our transmission operations is based on the contractual sale price for our Brazilian interests, an independent valuation of our Chilean transmission business, and an internal valuation of our Northern Ontario operations based on the regulated rate base. In valuing our Chilean transmission business, key assumptions included a weighted average discount rate of 11.0%, a terminal capitalization rate of 8.6% and an average terminal valuation date of 2023.

DEVELOPMENT AND OTHER PROPERTIES

Development and other properties include our opportunity investment funds, residential operations, properties under development and held for development and construction activities.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Opportunity investments	$1,295	$1,571	$183	$225	$115	$137	$45	$38
Residential	3,820	3,453	171	548	38	272	106	260
Under development	1,970	2,431	742	734	(25)	3	(27)	3
Held for development	2,260	1,801	1,693	1,355	—	—	—	—
Construction activities	1,299	1,517	545	602	81	—	81	—
	$10,644	$10,773	$3,334	$3,464	$209	$412	$205	$301
Underlying value	$10,619		$3,313

Brookfield Asset Management | 2008 ANNUAL REPORT 25

Opportunity Investments

We manage niche real estate opportunity funds with $435 million of committed capital (Brookfield’s share – $247 million).

Total property assets within the funds were approximately $1.3 billion at year end, a decrease of $0.3 billion from the end of 2007, due to asset sales. The portfolio of 99 properties is comprised predominantly of office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family and other property asset classes.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Properties	$1,295	$1,571	$1,082	$1,280	$72	$67	$72	$67
Disposition gains	—	—	—	—	43	70	23	28
Property-specific mortgages/interest expense	—	—	(773)	(934)	—	—	(42)	(54)
Co-investor interests	—	—	(126)	(121)	—	—	(8)	(3)
	$1,295	$1,571	$183	$225	$115	$137	$45	$38

Due to the focus on value enhancement and the relatively short hold period for properties, we expect that most of our returns will come from disposition gains, as opposed to net rental income. Our first fund is fully invested and is continuing to sell properties that have been successfully repositioned while we continue to invest the capital committed to our second fund.

Residential

We conduct residential property operations in Canada, Brazil, Australia and the United States, in which we hold the following interests: Canada – 51%; Brazil – 42%; Australia – 100%; and United States – 58%.

We benefited from the diversification of our residential operations as the impact of the slowdown in the U.S. was offset by profitable contributions from our Canadian and Brazilian operations.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Residential properties
Canada	$478	$516	$478	$516	$144	$237
Brazil	1,878	1,009	735	612	69	92
Australia	486	544	486	98	(7)	—
United States	978	1,384	821	1,224	(15)	46
Impairment charge – U.S. operations					(153)	(103)
	3,820	3,453	2,520	2,450	38	272	$38	$272
Subsidiary borrowings/interest expense [1]			(1,727)	(1,363)	—	—	(6)	(18)
Cash taxes			—	—	—	—	73	18
Co-investor interests			(622)	(539)	—	—	1	(12)
	$3,820	$3,453	$171	$548	$38	$272	$106	$260
1 Portion of interest expensed through cost of sales

Total assets, which include property assets as well as housing inventory, cash and cash equivalents and other working capital balances, increased since 2007 reflecting expansion within our Brazil operations offset by lower levels of activities in the United States. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds received from sales of building lots, single-family houses and condominiums, and are generally renewed on a rolling basis as new construction commences.

26 Brookfield Asset Management | 2008 ANNUAL REPORT

The net operating cash flows attributable to each of these business units are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	Variance
Canada	$144	$237	$(93)
Brazil	31	44	(13)
– Dilution loss	(18)	—	(18)
Australia	(7)	—	(7)
United States	(44)	(21)	(23)
	106	260	(154)
Less: minority interests of Brookfield Properties in Canadian operations	(71)	(116)	45
	$35	$144	$(109)

Canada

We continue to benefit from our strong market position and low-cost land bank, particularly in Alberta where we hold a 23% market share in Calgary. We own approximately 15,538 acres (December 31, 2007 – 14,864 acres) of which approximately 901 acres (December 31, 2007 – 1,004 acres) were under active development at year end. The balance of 14,637 acres (December 31, 2007 – 13,860 acres) is included in “Held for Development” because of the length of time that will likely pass before they are actively developed.

The Canadian operations contributed $144 million of net operating cash flow for the year, compared to a record $237 million in 2007. We share approximately 50% of the cash flows (and the changes therein) with the minority shareholders of Brookfield Properties. The net contribution, reflecting these interests, was $73 million in 2008 and $121 million in 2007. The decrease in cash flows is due primarily to lower lot sales, which declined from 2,089 in 2007 to 1,399 in 2008 as well as the impact of the lower Canadian dollar. Operating margins decreased to 29% compared with the record high of 34% in 2007 and 31% margin in 2006.

Brazil

The strong financial position of our Brazilian operations, bolstered by an equity issue completed in late 2006, enabled us to expand these operations through the acquisition of MB Engenharia and a merger with Company S.A. These transactions increased our market position in São Paulo and Rio de Janeiro and also established a meaningful presence in the mid-west region of Brazil, including Brasilia and Goiânia. The acquisitions also extended our product offerings into the important middle income segment, thereby providing a strong complement to our existing presence in the higher income segment.

Combined launches totalled more than R$2.7 billion ($1.4 billion) of sales value, and contracted sales during 2008 totalled R$1.1 billion ($600 million) representing gross sales revenues to be earned in current and future periods. The net operating cash flow from the business during 2008 was $31 million compared with $44 million during 2007. The decline is due to a lower level of construction, which reduced the amount of income recognized under the percentage-of-completion basis, however, the current construction schedule should enable this business to increase returns in 2009. We recorded a dilution loss of $18 million for accounting purposes on the merger with Company S.A.

Australia

Our Australian operations generated $4 million of operating cash flow during 2008, however these results were offset by an impairment charge of $11 million. The carrying values of projects reflect our acquisition of this business in 2007 and therefore already include much of the expected development profits. Accordingly, margins are expected to be lower in the first few years of ownership.

United States

Our U.S. operations incurred $15 million of cash outflows before interest, taxes and non-controlling interests during 2008 as demand for new homes slowed and margins narrowed, compared to $46 million of cash inflows during 2007. The operations also recorded an impairment charge of $153 million to reduce the carrying value of higher cost land and option positions. Our share of the net operating loss, after taking into consideration interest, taxes and non-controlling interests was $44 million, compared with a net operating loss of $21 million during 2007. The gross margin from housing sales was approximately 13% compared with 17% last year. We closed on 750 units during the year (2007 – 839 units) at an average selling price of $562,000 (2007 – $662,000). The backlog at the end of 2008 was 134 units compared to 155 units in 2007. In aggregate, we own or control 24,100 lots through direct ownership, options and joint ventures.

Brookfield Asset Management | 2008 ANNUAL REPORT 27

Under Development

Properties under development include both active development projects as well as properties that we are redeveloping to enhance their value. We are also developing a number of hydroelectric generating plants and retail properties which are included under “Renewable Power Generation” and “Commercial Properties – Retail”, respectively.

	Invested Capital
	Total		Net
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Commercial properties
North America
– Bay Adelaide office tower	$510	$416	$510	$416
– Other	324	465	324	465
Australasia
– Macquarie Tower	230	195	230	195
– Others	496	660	496	660
United Kingdom	102	533	102	533
Brazil	308	162	308	162
Borrowings	—	—	(1,228)	(1,697)
	$1,970	$2,431	$742	$734

Current development initiatives in North America are focused on the construction of a 1.2 million square foot premier office property on the Bay Adelaide Centre site located in Toronto’s downtown financial district, representing a book value of $510 million (2007 – $416 million), and properties in Washington, D.C. Bay Adelaide Centre is 72% leased and scheduled for occupancy in the third quarter of 2009. We are also continuing the redevelopment of a 269,000 square foot property in Washington D.C.

We have 2.7 million square feet of commercial property space under development in Australia. Current developments include a 350,000 square foot office project fully leased to Macquarie Bank in Sydney, representing a book value of $230 million (2007 – $195 million), which is 86% complete, as well as three properties in Sydney, Melbourne, and Auckland, all of which are substantially preleased to tenants such as Sydney Water, Australia Post and Deloitte, with a collective book value of $262 million. We have also commenced the construction of a 900,000 square foot premier office property in Perth, which is 82% leased to BHP Billiton, representing invested capital at year end of $94 million (2007 – $25 million).

In the United Kingdom, we own a proportionate share of approximately 7.9 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development, and substantially pre-leased. Invested capital declined during the year with the completion of two projects that were then transferred to our active commercial portfolios.

Property-specific financing includes debt secured by Bay Adelaide Centre in North America as well as debt associated with developments in Australia and the United Kingdom.

Held for Development

We acquire land and long-term rights on land, seek entitlements to construct, and then either sell the development once it has been improved or build the project ourselves. We typically hold these developments directly, given that they do not generate current cash flow until the project is completed, at which time it can be transferred to an existing portfolio or sold outright. Accordingly, we do not typically record ongoing cash flow in respect of properties held for development and the associated development costs are capitalized until this event occurs, at which time any disposition gain or loss is recognized.

28 Brookfield Asset Management | 2008 ANNUAL REPORT

	Invested Capital
	Total		Net
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Commercial office properties
Ninth Avenue, New York	$269	$207	$269	$207
Other North America	122	105	122	105
Australia and U.K.	310	195	310	195
Residential lots
North America	718	712	718	712
Brazil	352	92	352	92
Australia and U.K.	353	300	353	300
Rural development lands
Brazil	136	190	136	190
Borrowings / working capital	—	—	(567)	(446)
	$2,260	$1,801	$1,693	$1,355

Commercial Office Properties

We own well-positioned land on Ninth Avenue between 31st Street and 33rd Street in New York City which is entitled for 5.4 million square feet of commercial office space. We will commence construction of this property once the necessary pre-leasing has occurred, similar to our strategy with other commercial developments.

Residential Lots

Residential development properties include land, both owned and optioned, which is in the process of being developed for sale as residential lots, but not expected to enter the homebuilding process for more than three years. We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 11,000 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta to maintain our market position and hold 14,637 acres. We also hold approximately 17,000 residential lots, homes and condominium units in our markets in Australia and New Zealand, which will provide the basis for continued growth. We increased our holdings in Brazil through a corporate acquisition and a merger during the year.

Rural Development Lands

We own approximately 372,000 acres of prime agricultural development land in the Brazilian States of São Paulo, Minas Gerais, Mato Grosso do Sul and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol, which is used largely as a gasoline substitute. We also hold 33,200 acres of potentially higher and better use land adjacent to our Western North American timberlands, included within our Timberlands segment, which we intend to convert into residential and other purpose land over time. The decrease in carrying values during 2008 reflects lower currency exchange rates.

Construction Activities

The following table summarizes the operating results from our construction operations during the past two years:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Australia	$1	$—			$32	$—
Middle East	49	20			48	—
United Kingdom	74	104			1	—
	124	124	$124	$124	81	—	$81	$—
Working capital	1,175	1,393	421	478			—	—
	$1,299	$1,517	$545	$602	$81	$—	$81	$—

We conduct the majority of our construction activities in Australia and the Middle East with each region accounting for approximately one-half of the outstanding backlog. Our construction activities are focused on large scale construction of real estate and infrastructure assets.

Brookfield Asset Management | 2008 ANNUAL REPORT 29

The revenue work book totalled $4.8 billion at the end of the year (December 31, 2007 – $6.0 billion) and represented 3.5 years of scheduled activity. The decline reflects early completions and the impact of foreign exchange revaluation on Australian revenues.

The following table summarizes the work book at the end of the year:

AS AT DECEMBER 31 (MILLIONS)	2008	2007
Australia	$2,254	$3,143
Middle East	1,828	1,693
United Kingdom	727	1,177
	$4,809	$6,013

Underlying Value

The underlying value of our development assets after deducting borrowings and minority interests was $3.3 billion as at December 31, 2008 equal to the net book value of our invested capital.

The valuation of residential development lots, which are considered inventory for these purposes, reflects the lower of the existing carrying value and their expected net realizable value. Net realization value is determined as the value at the anticipated time of sale less costs to complete, discounted at a rate of 12%-15%. Many of our land holdings, particularly those located in Alberta, were acquired many years ago. Accordingly, while we believe the fair value of these lands significantly exceeds existing carrying value, the carrying value for IFRS purposes will be the lower amount.

Values attributable to commercial office property developments reflect the estimated value at completion less the remaining capital expenditures, all discounted to the current period using discount rates of 7%-9%.

SPECIALTY FUNDS

We conduct bridge lending, restructuring and real estate finance activities. Although our primary focus throughout the broader organization is property, power and infrastructure assets, our mandates within our bridge lending and restructuring funds also include related industries which have tangible assets and visible cash flows, particularly where we have expertise as a result of previous investment experience. As at December 31, 2008, we managed eight specialty funds with total committed capital of $4.4 billion.

Specialty investment funds generated net operating cash flow of $126 million during 2008 compared with $341 million in 2007. The 2007 results also included a $231 million gain on our restructuring of Stelco Inc. (“Stelco”).

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Restructuring	$1,625	$1,538	$384	$361	$82	$54	$13	$16
Real estate finance	2,045	685	298	263	128	26	26	24
Bridge lending	269	488	188	488	97	70	87	70
	3,939	2,711	870	1,112	307	150	126	110
Stelco disposition gain					—	231	—	231
	$3,939	$2,711	$870	$1,112	$307	$381	$126	$341
Underlying value	$4,023		$903

Restructuring

We operate two restructuring funds. Our first fund, Tricap Restructuring Fund (“Tricap I”) completed its investment period last year and we continue to manage and harvest the remaining invested capital of $295 million. We also raised additional capital for Tricap Partners II (“Tricap II”), which now has C$1 billion of committed capital.

30 Brookfield Asset Management | 2008 ANNUAL REPORT

Our two most significant investments in Tricap I are Western Forest Products Inc. (“Western Forest Products”) and Concert Industries Ltd. (“Concert Industries”). Western Forest Products experienced a difficult year due to the economic downturn and, in particular, weakness in the U.S. homebuilding sector. Concert Industries, a leading producer of air-laid woven fabric, continues to perform well. Investments in Tricap II include Ainsworth Lumber Company Ltd., which is a Canadian-based panelboard company, and several investments in the oil and gas sector.

The following table summarizes the results from our restructuring operations:

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Assets/operating cash flow	$1,625	$1,538	$1,625	$1,538	$82	$54	$82	$54
Payables/other expenses			(341)	(433)			(1)	(4)
Borrowings/interest expense			(381)	(293)			(29)	(20)
Non-controlling interests			(519)	(451)			(39)	(14)
	$1,625	$1,538	$384	$361	$82	$54	$13	$16

Net operating cash flows were $13 million in 2008 compared to $16 million during 2007. In 2007, we completed the sale of Stelco, an integrated steel company, for a net disposition gain of $231 million.

Similar to our opportunity property funds, we expect that the majority of our returns will come in the form of disposition gains as cash flows during the restructuring period are often below normalized levels.

Real Estate Finance

We operate three real estate finance funds with total committed capital of approximately $1.9 billion, of which our share is approximately $400 million. Our first fund, the $600 million Brookfield Real Estate Finance Partners (BREF I) completed its investment period in 2007. We raised $275 million of additional capital for our second fund (BREF II) during the year, bringing the total commitments to $727 million. We had $298 million of capital invested in these operations at year end (2007 – $263 million).

The real estate finance group increased the level of invested assets by originating a number of high quality investment opportunities resulting in a greater contribution to operating cash flows. The portfolio continues to perform in line with expectations notwithstanding difficult credit markets, and credit losses have been negligible. These activities contributed $26 million of net operating cash flow during 2008 compared to $24 million in 2007.

	Invested Capital				Operating Cash Flows
	Total Assets		Net Assets		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Real estate finance investments	$2,023	$650	$2,023	$650	$126	$21	$126	$21
Less: borrowings			(1,130)	(345)			(58)	(2)
Less: co-investor interests			(617)	(77)			(44)	—
Real estate finance fund	2,023	650	276	228	126	21	24	19
Securities – directly held	21	21	21	21	1	2	1	2
Financial assets – Mortgage REIT	1	14	1	14	1	3	1	3
	$2,045	$685	$298	$263	$128	$26	$26	$24

Bridge Lending

We operate three bridge lending funds. Our first fund had commitments of C$700 million at the end of the year which have been fully invested and the remaining loans will mature through 2011. We have raised C$940 million in commitments and pledges for our two follow-on funds, consisting of a senior and junior fund, and including a C$240 million commitment from Brookfield.

The net capital invested by us in bridge loans declined to $188 million from $488 million due to collections and our adoption of a more cautious approach to new loan commitments. Notwithstanding the difficult environment, we recorded net gains of $48 million on convertible securities acquired through one of our financing mandates, which offset the reduction in interest income that arose from the lower level of invested assets during the year.

Brookfield Asset Management | 2008 ANNUAL REPORT 31

Our portfolio at year end was comprised of 11 loans, and our largest single exposure at that date was $68 million. Our share of the portfolio at year end has an average term of 18 months excluding extension privileges and generates an average spread of 10% over the relevant base rate.

Underlying Value

The net asset value of our specialty fund operations was $0.9 billion as at December 31, 2008 for the purposes of preparing our pro forma IFRS balance sheet. The values are based on publicly available share prices where available as well as comparable valuations and internal calculations.

INVESTMENTS

We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

The net operating cash flow generated by our investments declined to $115 million from $127 million in 2007, prior to disposition gains. Disposition gains in 2007 arose on the sale of stock and commodity exchange seats and joint venture interests within our Brazil operations. The gain in 2008 arose from the disposition of 10 million common shares of Norbord Inc. (“Norbord”) as settlement for exchangeable debentures issued in September 2004.

		Invested Capital				Operating Cash Flow
		Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	Location	2008	2007	2008	2007	2008	2007	2008	2007
Forest products
Norbord Inc.	North America/U.K.	$1,024	$180	$179	$19	$22	$21	$14	$11
Fraser Papers Inc.	North America	415	477	118	109	(40)	(15)	(33)	(22)
Privately held	North America	126	162	91	113	(26)	11	(26)	11
Infrastructure
Coal lands	Alberta	70	85	70	85	6	6	6	6
Business services
Insurance	Various	1,428	2,513	157	661	81	113	67	93
Privately held	Various	133	229	2	223	95	71	63	22
Publicly listed	Canada	60	52	38	26	40	5	24	4
Property
Privately held	Brazil	75	153	47	100	—	6	—	2
		3,331	3,851	702	1,336	178	218	115	127
Gain on sale of exchange seats	Brazil	—	—	—	—	—	204	—	168
Norbord debenture exchange	North America/U.K.	—	—	—	—	65	—	65	—
Gain on sale of joint venture interests	Brazil	—	—	—	—	—	27	—	17
Net Investment		$3,331	$3,851	$702	$1,336	$243	$449	$180	$312
Underlying value		$3,549		$701

Consolidated assets and net invested capital decreased to $3.3 billion at the end of 2008 compared to $3.9 billion at the end of 2007 due to the sale of a portion of the insurance business. The impact on consolidated assets was offset in part by the consolidation of Norbord following the increase in our net beneficial interest to 57% at year end.

Forest Products

We own a net beneficial interest in approximately 152 million shares of Norbord representing a 57% interest. Norbord completed a rights offering at the end of December 2008, through which we invested $72 million. This increased our net beneficial interest from the 29% that we previously held. This also resulted in our commencing to account for this investment on a consolidated basis whereas we had previously treated it as an equity-accounted investment. We further increased our net beneficial interest in Norbord to 73% in early January through additional subscriptions to the same rights offering at an additional cost of $120 million.

32 Brookfield Asset Management | 2008 ANNUAL REPORT

Our net beneficial interest and net invested capital are reduced by debentures issued by us that are exchangeable into 10 million Norbord shares and which are recorded at the market value of the Norbord shares. The reduction in the value of debenture liability resulted in a commensurate increase in our net carrying value. The 2008 operating cash flows from Norbord reflect only the dividends received on our common shares.

Fraser Papers Inc. (“Fraser Papers”) and our privately held forest products operations faced a particularly difficult environment for their products during 2008, which resulted in operating losses.

Infrastructure

We own the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 25% of Alberta’s total power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $6 million of operating cash flow and provide a stable source of income as they are free of crown royalties. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 34 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

Business Services

Our insurance operations are conducted through 80%-owned Imagine Insurance (“Imagine”), a specialty reinsurance business which operates internationally; Hermitage Insurance Company (“Hermitage”), a property and casualty insurer which operates principally in the Northeast United States; and Trisura Guarantee Insurance Company, a surety company based in Toronto. We manage the securities portfolios of these companies, which totalled $1.0 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. We completed the sale of the United Kingdom reinsurance business within Imagine, thereby recovering capital of $200 million, and negotiated the sale of Hermitage for proceeds of $125 million, which is expected to close in the first quarter of 2009. We intend to recover the balance of the capital from the Imagine business over time through an orderly run-off of the business.

Underlying Value

The underlying values are determined by market values, actuarial valuations and internal calculations, and total $3.5 billion compared to our carrying value of $3.3 billion.

CASH AND FINANCIAL ASSETS

We hold a substantial amount of financial assets, cash and equivalents that are available to fund operating activities and investment initiatives.

	Invested Capital				Operating Cash Flow
	Total		Net		Total		Net
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Financial assets
Government bonds	$177	$420	$177	$420
Corporate bonds	123	286	123	286
Fixed income	10	22	10	22
High-yield bonds	88	112	88	112
Preferred shares	25	40	25	40
Common shares	230	51	230	51
Loans receivable	317	101	317	101
Total financial assets	970	1,032	970	1,032	$519	$709	$519	$709
Cash and cash equivalents	290	360	290	360			—	—
Deposits and other liabilities	—	—	(187)	(500)			(32)	(16)
Net investment	$1,260	$1,392	$1,073	$892	$519	$709	$487	$693
Underlying value	$1,260		$1,073

Net cash and financial asset balances increased to $1.1 billion during 2008 from $0.9 billion at the end of 2007 due to the sale of government and corporate bonds. We have selectively established a number of common share positions in undervalued companies. In addition to the carrying values of financial assets, we hold common equity positions with a notional value of $nil

Brookfield Asset Management | 2008 ANNUAL REPORT 33

(2007 – $70 million) through total return swaps and hold protection against widening credit spreads through credit default swaps with a total notional value of $2.5 billion (2007 – $2.4 billion). The credit default swaps have limited downside and the market value of the instruments reflected in our financial statements at December 31, 2008 was $30 million (2007 – $85 million).

Net invested capital includes liabilities such as broker deposits and a small number of borrowed securities that have been sold short.

Operating cash flow in 2008 included a substantial amount of unrealized gains of which $134 million (2007 – $129 million) were recognized in respect of credit default swaps that protected us against widening credit spreads. We also realized gains of $119 million in respect of foreign currency positions. Operating cash flow in 2007 also included gains of $378 million from the sales of our holdings of debentures exchangeable into common shares of a major natural resources company.

ASSET MANAGEMENT ACTIVITIES

The following table summarizes asset management income for the past two years on a “total” basis, which includes income in respect of our own capital invested in funds, as well as the income earned solely from third-party clients. The portion of the income that is earned in respect of our own capital is eliminated in determining our financial results in accordance with GAAP. On the other hand, our financial results reflect 100% of the operating costs that we incur in managing these funds. Accordingly, we present both “total” income, which includes the income earned in respect of the capital we have invested in these funds, as well as “third-party” income, which is the income earned from our clients. We believe the operating margins are more accurate if they are based on 100% of both the expenses and the associated income.

	Total [1]		Third Party
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Asset management
Base management fees	$178	$137	$134	$104
Performance returns	10	12	6	8
Transaction fees	18	116	15	103
Property services	301	184	277	166
Investment banking	18	34	17	34
	525	483	$449	$415
Direct operating costs	(392)	(264)
	$133	$219
1	Includes fees on Brookfield invested capital

Asset Management Income

Asset management income is dependent on the amount of capital managed by us on behalf of our clients (base management fees) and our investment performance (performance returns). Base management fees typically reflect a fixed percentage of assets or capital, including committed but uninvested capital and therefore vary based on the level of such assets or capital. Performance returns include contractual arrangements whereby we are entitled to a variable amount based on the relationship between actual investment returns and a predetermined benchmark, as well as carried interests whereby we participate in investment returns through an ownership interest in the assets being managed.

Base Management Fees

Base management fees include $134 million (2007 – $104 million) earned from third-party clients and $44 million (2007 – $33 million) from the capital that we have invested in existing funds. The increase was due to new funds launched during the past two years and an increase in capital committed to existing mandates, offset in part by the return of capital from more mature funds as investments are realized as well as the decline in value of fixed income and equity portfolios under management. As at December 31, 2008, annualized base management fees on existing funds and assets under management totalled $170 million (2007 – $160 million), of which $130 million (2007 – $120 million) relates to client capital. Annualized base management fees are an important measure of the expected contribution from these activities to our overall results and represent a stable source of cash flow that we believe adds considerable value to our business.

34 Brookfield Asset Management | 2008 ANNUAL REPORT

The following table presents the base management fees earned in respect of each of our operating platforms together with the associated capital commitments:

	Base Management Fees				Capital Commitments
	Total		Third Party		Total		Third Party
AS AT AND FOR THE YEARS ENDED
DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Commercial properties	$41	$30	$27	$16	$4,591	$4,540	$2,869	$2,898
Infrastructure	31	14	21	11	3,818	1,801	2,736	1,192
Development properties	7	3	4	2	818	817	388	359
Specialty funds	41	44	26	31	4,411	5,269	3,118	3,488
Other	6	6	6	6	84	84	63	59
	126	97	84	66	13,722	12,511	9,174	7,996
Public securities	52	40	50	38	18,040	26,237	18,040	26,237
	$178	$137	$134	$104	$31,762	$38,748	$27,214	$34,233

Base management fees within our commercial property sector are earned in respect of two North American core office funds, our Brazil retail property fund, and a number of smaller Australian and European property funds. Fees increased during the year due primarily to the addition of the Australian and European funds.

The fees earned in respect of our infrastructure operations increased due to the launch of Brookfield Infrastructure Partners, an infrastructure investment partnership listed on the New York Stock Exchange at the beginning of the year, as well as the contribution from a global timber fund that commenced operations in October.

Specialty funds include the fees from our restructuring, real estate finance and bridge lending funds. The decrease during the year is due to the impact of the higher U.S. dollar on Canadian dollar fee streams and capital commitments, notwithstanding the launch of new funds in each of these areas and additional closings on third-party capital.

In our public securities group, we manage $18 billion of fixed income and equity securities on an advisory basis for a large number of institutional and individual investors. These activities produced third-party revenues of $50 million, which consist largely of base management fees. Management fees increased over 2007 levels due to a higher level of average assets under management following the acquisition of a real estate and equities securities manager in late 2007. Average fees earned as a percentage of assets under management also increased with the shift of our activities from traditional fixed income to equities and more value-added services such as distress portfolio management.

Performance Returns

The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that typically defer recognition in our financial statements. The following table includes performance returns from third parties on established funds that we believe have accumulated, but are not included in our reported results.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Accumulated returns, beginning of year	$138	$54
Net accumulation/(reduction) during the year	(73)	84
Total accumulated performance returns	$65	$138

We estimate that approximately $9 million of direct expenses will arise on the realization of the returns that have accumulated to date. The average period of time over which these accumulated returns may be realized is six years, based on the terms of the relevant contracts. We expect that the ultimate receipt of these amounts will not result in any meaningful cash taxes.

Other Fees and Services Income

Transaction Fees

Transaction fees in 2007 include a fee of $71 million earned in connection with our efforts to establish a North American retail property platform and an associated capital commitment. Transaction fees also include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Brookfield Asset Management | 2008 ANNUAL REPORT 35

Property Services Income

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase reflects a higher level of activity within our facilities management operations and the expansion of our operating base into Australia.

	Total		Third Party
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Property services revenues	$301	$184	$277	$166
Direct operating costs	(234)	(153)	(234)	(153)
	$67	$31	$43	$13

Investment Banking Fees

Our investment banking services are provided by teams located in Canada and Brazil and contributed $17 million of fees during 2008. The group advised on transactions totalling $9.3 billion in value during the year, and secured a number of prominent mandates. The 2007 revenues reflect the higher level of activity reflective of the capital markets at that time.

Assets Under Management

The following table summarizes total assets under management and net invested capital at the end of the past two years:

	Total Assets Under Management		Brookfield’s Net Invested Capital		Third-Party Commitments
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	2008	2007
Unlisted funds and specialty issuers
Commercial properties	$11,960	$13,519	$1,290	$1,410	$2,869	$2,898
Infrastructure	6,201	3,766	696	609	2,736	1,192
Development properties	2,273	2,955	366	475	388	359
Specialty funds	4,817	7,362	870	1,126	3,118	3,488
Other	140	125	21	25	63	59
	25,391	27,727	3,243	3,645	9,174	7,996
Public securities mandates	18,161	26,237	20	21	18,040	26,237
Total fee bearing assets/capital	43,552	53,964	3,263	3,666	27,214	34,233
Directly held
Operating assets	31,525	36,496	8,215	9,939
Other assets	3,620	3,880	3,620	3,880
	$78,697	$94,340	$15,098	$17,485	$27,214	$34,233

Total assets under management decreased by $15.6 billion during the year. Approximately 50% of the decline occurred within our public securities operations and 33% of the decrease occurred within our directly held assets, which reflects the impact of the higher U.S. dollar on assets in international regions as well as the transfer of timber and transmission assets into new unlisted funds and specialty issuers during the year. The balance of the decline occurred within our unlisted funds and specialty issuers.

Unlisted Funds and Specialty Issuers

This segment includes the unlisted funds and specialty listed issuers through which we own and manage a number of property, power, infrastructure and specialized investment strategies on behalf of our clients and ourselves. The funds are listed in more detail on page 76 and elsewhere in this MD&A.

Third-party capital commitments to these funds increased by $1.2 billion during the year, reflecting commitments to the establishment of Brookfield Infrastructure Partners, a global timber fund and a Brazil timber fund, as well as additional commitments to our restructuring and real estate finance funds. These activities more than offset the impact of the higher U.S. dollar on international funds and the return of capital to investors from more mature funds. The decline in total assets under management also reflects the currency revaluations as well as a lower level of bridge loans and real estate securities, offset by the higher level of timber and transmission assets under management.

36 Brookfield Asset Management | 2008 ANNUAL REPORT

Public Securities

We specialize in fixed income and equity securities with a particular focus on distress real estate and infrastructure. Our fixed income mandates are managed primarily by New York-based Brookfield Hyperion Asset Management Inc. Brookfield Redding LLC, based in Chicago, which has a well-established record as a leading real estate equity securities manager with a wide variety of clients throughout North America and Australasia. Brookfield Soundvest Capital Management Ltd., based in Ottawa, Canada, manages fixed income and equity securities on behalf of a number of Canadian institutional investors.

The following table summarizes assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities as opposed to physical assets.

	Total Assets Under Management		Third-Party Commitments
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Real estate and fixed income securities
Fixed income	$15,199	$20,210	$15,078	$20,210
Equity	2,962	6,027	2,962	6,027
	$18,161	$26,237	$18,040	$26,237

Co-investor commitments declined by $8 billion during 2008 primarily due to a reduction in market prices of securities under management. We secured $3.4 billion of new advisory mandates during the year offset by $4.2 billion of redemptions.

Directly Held

Operating assets and the associated net invested capital declined by $6.0 billion and $2.1 billion, respectively, reflecting the transfer of infrastructure assets into Brookfield Infrastructure Partners and the global timber fund, as well as currency revaluations. We hope to transfer more of the remaining operations into funds over time.

FINANCING AND OPERATING COSTS

Interest

Interest costs include interest expense on corporate borrowings, certain subsidiary borrowings, property-specific borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	Variance	2008		2007		Variance
Corporate borrowings	$163	$146	$17	$163		$146		$17
Subsidiary borrowings [2]	384	324	60	77	[1]	66	[1]	11
Property-specific borrowings	1,349	1,226	123	—		—		—
Capital securities	88	90	(2)	88		90		(2)
	$1,984	$1,786	$198	$328		$302		$26
1	Relates to financial obligations that are guaranteed by the Corporation or issued by direct corporate subsidiaries

Interest on corporate borrowings and net interest expense both increased during the year due to a higher level of average balances. The increase in interest on subsidiary and property-specific borrowings is related to financings incurred and assumed with the acquisition of property assets in Australia, Europe, and Brazil as well as renewable power facilities in North America and Brazil.

Average borrowing costs during the past two years are as follows:

	2008			2007
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Average Outstanding	Interest Expense	Average Rate	Average Outstanding	Interest Expense	Average Rate
Corporate borrowings	$2,301	$163	7%	$1,885	$146	8%
Subsidiary borrowings	6,894	384	6%	4,905	324	7%
Property-specific borrowings	22,542	1,349	6%	18,281	1,226	7%
Capital securities	1,565	88	6%	1,560	90	6%
Preferred equity	870	44	5%	798	44	6%
	$34,172	$2,028	6%	$27,429	$1,830	7%

Brookfield Asset Management | 2008 ANNUAL REPORT 37

The average rate declined from 7% to 6% due to lower rates on floating rate debt.

Operating

Operating costs relate to our asset management and corporate activities.

	Total			Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	Variance	2008	2007	Variance
Asset management
Asset management activities	$158	$111	$47	$152	$111	$41
Property services	234	153	81	234	153	81
	392	264	128	386	264	122
Corporate and other costs	248	200	48	220	180	40
	$640	$464	$176	$606	$444	$162

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Asset management costs increased from $111 million in 2007 to $152 million in 2008 on a net basis, reflecting the establishment of new funds and the continued increase in invested assets. Property services expenses in 2008 reflect the addition of Australian operations to this business. The increase in corporate and other costs from $180 million to $220 million reflects the continued growth of our business including expansion into new geographic areas such as Australia and a number of major corporate initiatives.

We have continued to expand our resources as we grow our business which has resulted in higher operating costs, and we have also incurred a number of transaction and other costs related to growth initiatives. We believe these investments will enable us to expand our business without further commensurate increases in costs, thereby resulting in expanded margins.

Interests of Other Investors in Consolidated Operations

Co-investor interests relate primarily to the 49% minority equity interest held by others in our North American property subsidiary, Brookfield Properties.

	Operating Cash Flow
	Total			Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	Variance	2008	2007	Variance
Commercial properties
Brookfield Properties	$419	$368	$51	$419	$368	$51
Property funds and other	99	71	28	31	—	31
Renewable power generation	82	47	35	—	—	—
Infrastructure	64	38	26	—	—	—
Development and other properties	28	70	(42)	—	—	—
Specialty funds	89	13	76	—	—	—
Investments	10	29	(19)	—	—	—
	$791	$636	$155	$450	$368	$82

The increase in operating cash flows reflects increased returns and gains within our North American office property portfolios offset by lower operating cash flows from our Canadian residential property business, both of which are owned through Brookfield Properties. The decrease in cash flows related to development properties is due to lower returns in our U.S. homebuilding operations and the increase in cash flows related to specialty funds is due in part to the consolidation of one of our real estate finance funds.

NET INCOME

Net income was $649 million in 2008, compared to $787 million in 2007. The higher results in 2007 reflected a larger amount of disposition gains. Net income in 2008 also reflects depreciation and amortization with respect to assets purchased since the beginning of 2007 offset by accounting income arising from changes in future tax balances.

38 Brookfield Asset Management | 2008 ANNUAL REPORT

The following table reconciles net income and operating cash flow on a total basis and also by presenting the reconciling items on a basis that is net of non-controlling and minority interests:

		Total		Net [1]
	FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	Variance
	Operating cash flow and gains	$1,423	$1,907
Less:	dividends from equity accounted investments	(22)	(21)
	exchangeable debenture gain	—	(331)
		$1,401	$1,555	$1,401	$1,555	$(154)
	Non-cash items
	Depreciation and amortization	(1,330)	(1,034)	(773)	(553)	(220)
	Equity accounted results	(46)	(72)	(46)	(72)	26
	Revaluation and other items	(267)	(112)	(207)	(95)	(112)
	Future income taxes	461	(88)	274	(48)	322
	Non-controlling interests	430	538	—	—	—
	Net income	$649	$787	$649	$787	$(138)
1	Net of non-controlling and minority interests

Depreciation and Amortization

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional assets in a number of segments during 2007 and 2008. Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net [1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	Variance
Commercial properties	$765	$572	$362	$212	$150
Power generation	191	164	168	141	27
Infrastructure	137	138	94	102	(8)
Development and other properties	94	65	55	33	22
Specialty funds and investments	137	89	88	59	29
Other	6	6	6	6	—
	$1,330	$1,034	$773	$553	$220
1	Net of non-controlling and minority interests

The Australian property operations contributed $140 million of depreciation and amortization towards the increase in total and net depreciation and amortization, of $296 million and $220 million, respectively.

Equity Accounted Results

We recorded net equity accounted losses of $46 million during the year from our investment in Norbord. Norbord faced a weak price environment for its principal products due to the weakness in the U.S. homebuilding sector, in addition to higher input costs. We increased our interest in Norbord to 60% at year end and commenced accounting for this business on a consolidated basis at that time. We also increased our interest in Fraser Papers to 56% during the third quarter of 2007 and began to consolidate our interest at that time, and sold our interest in Stelco during the fourth quarter of 2007 for a gain of $231 million.

The following table summarizes the contribution from our equity accounted investments for the past two years:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Norbord	$(46)	$(17)
Fraser Papers	—	(23)
Stelco	—	(32)
	$(46)	$(72)

Brookfield Asset Management | 2008 ANNUAL REPORT 39

Revaluation and Other Items

Revaluation and other items are comprised primarily of revaluation items which are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in the value of certain contractual arrangements.

	Total		Net [1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007	Variance
Norbord exchangeable debentures	$65	$(9)	$65	$(9)	$74
Interest rate contracts	(252)	(64)	(244)	(64)	(180)
Power contracts	94	(63)	70	(48)	118
Commercial office revaluation	(147)	—	(73)	—	(73)
Other	(27)	24	(25)	26	(51)
	$(267)	$(112)	$(207)	$(95)	$(112)
1	Net of non-controlling and minority interests

We recorded a $65 million accounting gain from the decline in value of debentures issued by us that are exchangeable into Norbord common shares, and are valued based on the Norbord share price. We hold an equivalent number of shares into which the debentures are exchangeable, but are not permitted under GAAP to mark the hedged investment to market.

We hold interest rate contracts to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive physical assets. The U.S. 10-year treasury rate moved from 4.02% to 2.21% during 2008, which led to a $252 million decline in the net value of these contracts of which our share was $244 million. Accounting rules require that we revalue these contracts each period even if the corresponding assets are not revalued.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the market value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity and generation that we have pre-sold.

We adjusted the carrying value of commercial office properties located in Minneapolis based on our intention to restructure the ownership of these properties. This led to a non-cash provision of $147 million, of which 49% is shared with the other owners of our North American office property business.

Future Income Taxes

Future income taxes in 2008 reflected a gain of $479 million (our share – $238 million) arising from the conversion of the entity owning a number of our U.S. office properties to an internal REIT, thereby lowering the applicable effective tax rate on future taxable income from these properties. Previously the taxable income from these properties had been offset by tax depreciation and other tax shelter carried forward from prior years. The tax provision also reflects the benefits from increases in tax loss pools, principally in Canada, which increase the amount of taxable income that we will be able to offset in future years.

Realization and Disposition Gains

Realization gains represent amounts recorded for accounting purposes that represent the appreciation in value that we expect to achieve in many of our long-life assets and which along with current cash flows is included in assessing the expected total return on our initial investment. This portion of the total return may not be recognized for many years, if ever, and a realization event usually takes the form of gains on a direct or indirect disposition of the assets, including the transfer of assets to funds. This appreciation in value represents an important component of our long-term investment returns, but is only recognized in our results at irregular points in time.

We recognize disposition gains on investments held within our operating platforms that are not necessarily held for the long-term, such as investments in our restructuring operations.

40 Brookfield Asset Management | 2008 ANNUAL REPORT

The following table summarizes major realization and disposition items included in our operating results:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Operating Platform	Cash Flow from Operations		Net Income
		2008	2007	2008	2007
Realization gains/(losses), net of taxes and minority interest
Longview sale	Infrastructure	$ 24	$ —	$ 15	$ —
Brazil Residential dilution loss	Development	(18)	—	(18)	—
Core office properties – disposition	Real Estate	80	—	48	—
Private equity – other operations	Private Equity	58	—	58	—
Brazil exchange seats sale	Private Equity	—	168	—	168
Core office properties – debt breakage	Real Estate	—	(14)	—	(8)
Banco Brascan joint venture gain	Private Equity	—	17	—	17
		144	171	103	177
Disposition gains/(losses), net of taxes and minority interest
Norbord exchangeable debenture	Private Equity	65	—	21	—
Office properties – disposition	Real Estate	—	54	—	32
Sale of Stelco	Specialty Funds	—	231	—	229
Disposition gains included in opening retained earnings	Cash and Financial Assets	—	331	—	—
		65	616	21	261
Total		$ 209	$ 787	$ 124	$ 438

OUTLOOK

The consequences of the current downturn in the economy, including a rise in unemployment, a drop in consumer and business confidence and spending, and ongoing disruption and uncertainty within the capital markets are having an adverse effect on many industries as a whole. While we are not immune to these factors, we attempt to organize our operations in a manner that provides an important measure of stability, consistent with our long-term business strategy. In particular, we believe that our focus on owning high quality assets, backing revenue streams with long-term contractual arrangements, match funding long life assets with long-term financings and maintaining a high level of liquidity will benefit us during these difficult times.

Accordingly, while these events may constrain our ability to increase operating cash flows in the near term, we remain confident in our ability to achieve our long-term objectives in that regard. Furthermore, we believe we will have the opportunity to make investments during this period at very favourable values that will create attractive shareholder value in the future.

Our renewable power operations experienced higher water levels during 2008 which resulted in generation levels that were 8% above long-term averages. We believe we are well positioned to achieve our targets of long-term average generation in 2009 based on current storage levels if normal hydrology conditions prevail. The forecast for natural gas and electricity prices during 2009 is lower than the spot prices realized by us in 2008, however, we have contracted pricing for approximately 75% of our generation over the next two years at favourable prices, which significantly mitigates the impact of lower spot electricity prices.

In our office property sector, leasing demand in most of our markets has tempered and we are beginning to see increasing direct and sublease availabilities and associated downward pressure on rents and economic fundamentals. Our occupancy levels, however, are at 97% across our portfolio and only 3% of the space within our managed portfolio is scheduled to come off lease in 2009 of which a large portion is customarily renewed in the normal course. The high quality of our properties relative to others in our markets should enable us to attract new tenants if we are unsuccessful in extending leases with the existing tenants. Furthermore, we believe our in-place rents continue to be below market. In North America, the average expiring rates in 2009 are $19 per square foot compared with an estimated average market rate of $32 per square foot, representing a substantial discount. A general lack of development, especially in central business districts, has also created stability from a supply perspective. Nevertheless, a prolonged economic downturn could lead to tenant bankruptcies and lower market rents which could reduce our cash flows. Our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates give us a high level of confidence that we can achieve our operating targets in 2009.

Within our infrastructure operations, we expect our transmission businesses to provide operating returns consistent with those recorded in 2008. We expect our timber operations to continue to experience reduced demand and pricing due to weakness in the U.S. homebuilding sector, which has caused us to reduce harvest levels in order to preserve value and increase exports to Asia.

Brookfield Asset Management | 2008 ANNUAL REPORT 41

Residential markets remain difficult in our core markets. The current supply/demand imbalance in North American markets has reduced operating margins and must be worked through before we experience margin improvements and volume growth. Most of the land holdings within our Canadian land operations were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This has led to favourable margins in this region. We expanded our Brazilian operations during 2008 which we expect will lead to an increased contribution from these markets during 2009.

We continue to expand our specialty funds operations by committing additional resources and launching new funds. We will focus on maintaining a high level of invested capital by deploying the capital from new funds, which should lead to continued growth. We expect that the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations, and more attractive pricing for our real estate finance group, although the same conditions will likely reduce opportunities to monetize investments and the opportunity to recognize disposition gains.

Within our asset management activities, our goal is to expand our distribution capabilities, our client base and the amount of capital committed to us, which should, over time, increase the capital available to invest and lead to growth in asset management income. The current environment has made it more challenging to raise additional capital commitments and earn performance income, however we expect to record a stable contribution from base management fees.

The increase in the value of the U.S. dollar against various currencies is likely to reduce the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The recent reductions in interest rates in most economies has a beneficial impact on our results, although this is limited because most of our financings are fixed rate in nature. Similarly, the long-term nature of our borrowing base and the relatively low proportion of annual debt maturities lessens the impact of higher credit spreads on new financings.

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of capital for many owners and investors. The access to liquidity from our own balance sheet as well as from our clients, financial partners and the capital markets has provided us with available funds to invest in our own operations and in new opportunities. We believe the breadth of our operating platform and our disciplined approach should enable us to invest this capital on a favourable basis.

We have endeavoured to extend debt maturities on a proactive basis and reduce near-term financing requirements. Although we expect to renew or replace most of our existing financings at equivalent levels, we may reduce leverage in certain areas of our business. While we expect that any deleveraging will likely have a limited impact on our short term operating results it would reduce the capital available for investment. We maintain a high level of liquidity as further discussed in Part 3 of this MD&A, and regularly replenish our liquidity through operating cash flow and asset monetizations.

There are many factors that could impact our performance in 2009, both positively and negatively. We describe the material aspects of our business environment and risks in Part 5 of this MD&A.

Summary

In the short term, we recognize that the current economic environment will likely result in continued downward pressure on operating margins and provide fewer opportunities to increase operating returns. We believe, however, that our approach to business, which includes backing revenue streams with contractual obligations and the use of long-term fixed rate financings, among other strategies, is an important mitigating factor and should provide considerable stability in our cash flows from year to year.

We also believe that there will be a number of opportunities over the next two years to invest capital in our existing operations as well as in new assets and businesses on values that will generate increased cash flow per share and shareholder values over the longer term.

As a result, we believe that our businesses are well positioned to not only withstand the difficult short term environment but to invest and build for the future. This provides us with confidence that we will meet our long-term performance objectives with respect to cash flow growth and value creation, and continue to build Brookfield as a world-class asset manager.

42 Brookfield Asset Management | 2008 ANNUAL REPORT

PART 3 – CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to capital and liquidity at multiple levels of the organization; and

•	Maintain access to a broad range of financing markets.

As a result of the foregoing, most of our borrowings are in the form of long-term property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

The sustainability of our capital strategy has been demonstrated by the $8 billion in debt financings raised during 2008 and $10 billion since August 2007, with proceeds used largely to extend the term of existing obligations and renew financings in the normal course.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, which typically exceeds $1.5 billion on an annual basis, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

LIQUIDITY

Core Liquidity

Our core liquidity was $2.8 billion as at December 31, 2008, supplemented by a further $0.7 billion of transactions that have closed or are pending in early 2009. These transactions include the sale of an insurance subsidiary and Brazil transmission lines and recently completed equity and debt financings.

Corporate level liquidity consists of $1.1 billion of cash and financial assets and $0.7 billion of undrawn capacity on committed credit facilities as at December 31, 2008. We maintain $1.4 billion of committed four-year term credit facilities with a group of major financial institutions. These facilities are typically renewed annually for the following four years. Facilities aggregating $1.2 billion mature in 2012 and $0.2 billion mature in 2011.

Brookfield Asset Management | 2008 ANNUAL REPORT 43

Core liquidity in our main operating units is approximately $1.0 billion, represented primarily by undrawn credit facilities, with the balance being cash and financial assets. Our North American office property operations maintain $500 million of committed bank facilities, of which $234 million was undrawn at year end. Similarly, our renewable power operations hold $357 million of cash and financial assets and maintain $375 million of facilities to support forward power sales arrangements and general corporate purposes of which $129 million was undrawn at year end. We also maintain $450 million of committed bank facilities within our infrastructure operations, of which $311 million was undrawn at year end.

Corporate and Subsidiary Debt Maturities

This section summarizes our corporate and subsidiary debt maturities. Corporate maturities and our proportionate share of subsidiary maturities prior to 2012 totalled $2.3 billion. We expect to refinance or roll over most, if not all, of this debt in the normal course, and that we can fund reductions with our current liquidity.

As shown in the table below, we have no corporate maturities in 2009, a $200 million bond maturity in 2010 and borrowings under a small number of bank facilities in 2011 that expire if not renewed earlier.

AS AT DECEMBER 31, 2008 (MILLIONS)	2009	2010	2011	2012 and After
Term debt	$ —	$ 200	$ —	$ 1,435
Commercial paper and bank borrowings	—	—	84	565
Corporate maturities	$ —	$ 200	$ 84	$ 2,000

The following table presents our proportionate share of subsidiary borrowings, based on our ownership interest in the borrowing entity, adjusted to reflect amortizations and repayments to the date of this report:

AS AT DECEMBER 31, 2008 (MILLIONS)	2009	2010	2011	2012 and After
Brookfield Renewable Power term debt	$ 282	$ —	$ —	$ 370
Brookfield Australia/term bank facility	231	529	—	—
Brookfield Properties corporate bank facilities	51	—	108	—
Retractable preferred shares	57	—	—	—
Other subsidiary borrowings	261	131	358	1,277
	$ 882	$ 660	$ 466	$ 1,647

Brookfield Renewable Power has $282 million of public term notes that mature in December 2009 which we expect to refinance prior to maturity. The substantial cash flow generated within this business and the high quality of its asset base facilitates access to capital markets notwithstanding current volatility and in that regard, we completed a public offering of C$300 million of 3-year notes in February 2009. The remaining borrowings consist of public notes that mature in 2018 and 2036.

The Brookfield Australia bank facility represents a loan-to-value ratio of less than 50% and the portfolio is well leased with 99% occupancy and an average lease term of seven years. We intend to permanently finance the business with asset-specific mortgages on the properties and corporate facilities prior to 2010.

Brookfield Properties maintains term credit facilities of $500 million with a group of major financial institutions. The company recently extended $388 million of the facilities until 2011 and is in discussions to extend the balance. The retractable preferred shares have no mandatory redemption date, although holders have the right to have them redeemed at any time.

Property-specific Debt Maturities

Our debt capitalization is largely in the form of long-term property specific financings that represent low loan-to-value, have few restrictive covenants, are secured by our high quality assets and have no recourse to either the Corporation or our subsidiaries. The following table presents our proportionate share of maturities that occur prior to 2012. We believe these maturities should be refinanceable at the current levels on an overall basis.

44 Brookfield Asset Management | 2008 ANNUAL REPORT

AS AT DECEMBER 31, 2008 (MILLIONS)	2009	2010	2011	2012 and After
Commercial properties
Office – North America	$277	$29	$1,028	$2,698
Office – Australia	190	972	4	—
Office – Europe	142	56	7	520
Retail – Brazil	30	—	—	123
Power generation
North America	63	143	58	2,400
Brazil	211	23	23	122
Infrastructure	—	16	14	551
Development and other properties
North American opportunity funds	8	77	126	224
Residential investing and working capital – Canada	186	24	3	—
Residential investing and working capital – United States	139	112	17	—
Property development – Australia	328	631	—	50
Specialty funds	10	178	—	163
	$1,584	$2,261	$1,280	$6,851

Commercial property financings are secured by high quality office buildings on an individual or, in certain circumstances, pooled basis. Many of the financings which mature in the next three years were arranged a number of years ago and, accordingly, represent a low loan to value. As a result, we expect to refinance most of these maturities in the normal course at the same or a higher level. The average term of financings was seven years as at December 31, 2008. Financings in our North American, European and Brazilian operations, exceeded the average. The Australian property market typically utilizes shorter duration financing, which we are rolling over in the normal course and seeking to extend on a long-term basis where possible.

Within our power generating operations, our proportionate share of maturities for the following three years is modest in the context of our overall portfolio and the facilities are expected to be refinanced at the same or at higher levels given the strong operating margins and cash flows of these properties. The 2009 maturities include $120 million of acquisition financing put in place to fund the recent purchase of a Brazilian power generating facility at a 42% loan-to-value ratio, which we expect to refinance at similar levels during the second quarter of 2009.

Development and other properties include property-specific borrowings within our opportunity funds, of which only $211 million are scheduled for repayment before 2012. Our share of residential property borrowings is $213 million within our Canadian-based residential operations and $268 million within our U.S. residential business. These borrowings have been reduced substantially over the past 18 months. The residential and property development borrowings are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

C APITALIZATION

The following table presents the components of our capitalization on a deconsolidated, proportionately consolidated and fully consolidated basis. Our consolidated capitalization includes 100% of the debt of consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. Furthermore, with very few exceptions, our subsidiary and property-specific borrowings have no recourse to the Corporation.

Accordingly, we believe that the two most meaningful bases of presentation are proportionate consolidation and deconsolidated set out in the following table. In our opinion, the consolidated capitalization is less meaningful and can only be assessed in the context of the overall asset base of the company and taking into consideration the full ownership base, including minority shareholders and institutional fund investors, which can be difficult to assess in the context of historical cost consolidated financial statements.

Brookfield Asset Management | 2008 ANNUAL REPORT 45

	Deconsolidated			Proportionate			Consolidated
AS AT DECEMBER 31, 2008 (MILLIONS)	Underlying Value		Book Value	Underlying Value		Book Value	Book Value
Corporate borrowings	$ 2,284		$ 2,284	$ 2,284		$ 2,284	$ 2,284
Non-recourse borrowings
Property-specific mortgages	—		—	11,976		11,976	22,889
Subsidiary borrowings [1]	733		733	3,655		3,655	5,102
Accounts payable and other	1,276		1,276	7,061		7,061	9,794
Capital securities	543		543	984		984	1,425
Non-controlling interests	1		1	14		14	6,329
Shareholders’ equity	15,021	[2]	5,788	15,021	[2]	5,788	5,788
	$ 19,858		$ 10,625	$ 40,995		$ 31,762	$ 53,611
Debt to capitalization	15%		28%	44%		56%	56%
1	Includes $675 million of subsidiary obligations which are guaranteed by the Corporation
2	Based on fair values prepared for IFRS purposes

Our strategy of financing at the asset or operating unit level has resulted in us having a relatively low level of debt at the parent company level, as shown in our deconsolidated capitalization. The debt to total capitalization at December 31, 2008 on a deconsolidated basis was 15% based on pre-tax underlying values and 28% based on book values. On a proportionately consolidated basis, the debt to pre-tax underlying value capitalization was 44%, which we believe is appropriate given the quality of our long-term assets and the level of financing that assets of this nature typically support, as well as our liquidity profile. The higher ratio on a book value basis reflects the impact of accounting depreciation on our long life assets as well as the relatively low acquisition prices of assets purchased on an opportunistic basis over the years.

The strong level of cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown in the following table:

	Operating Cash Flow
	Underlying		Remitted
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Corporate borrowings	$ 163	$ 146	$ 163	$ 146
Subsidiary borrowings [1]	77	66	77	66
Other liabilities	371	329	371	329
Capital securities	31	32	31	32
Non-controlling interests	—	2	—	2
Shareholders’ equity
Preferred equity	44	44	44	44
Common equity	1,379	1,863	1,220	1,661
Total cash flows	$ 2,065	$ 2,482	$ 1,906	$ 2,280

Interest coverage [2]	9x	12x	8x	11x
Fixed charge coverage [3]	7x	9x	6x	8x
1	Guaranteed by the Corporation or issued by corporate subsidiaries
2	Total cash flows divided by interest on corporate and subsidiary borrowings
3	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity

Corporate Borrowings

Our corporate borrowings have an average term of nine years (2007 – 11 years) and nearly 90% of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 5% at year end, compared to 6% at the end of 2007.

		Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	Average Term	2008	2007
Commercial paper and bank borrowings	3	$ 649	$ 167
Publicly traded term debt	12	1,485	1,881
Privately traded term debt	4	150	—
Total	9	$ 2,284	$ 2,048

46 Brookfield Asset Management | 2008 ANNUAL REPORT

Corporate debt levels increased by $236 million during the year to fund our investment activities. We increased our bank borrowings by approximately $500 million as they represented an attractive and flexible source of capital. We redeemed $300 million of public bonds upon maturity in December 2008 and replaced this financing with $150 million of private notes with a blended term and coupon of 4.3 years and 6.5%, respectively, and C$150 million of 5% capital securities with an expected duration of 5 years.

The Corporation has $1,445 million of committed corporate three-year and four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At December 31, 2008, $649 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $104 million (2007 – $63 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partly owned subsidiaries.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at December 31, 2008, subsidiary borrowings included $733 million (2007 – $711 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

		Deconsolidated Interest	Proportionate Interest
				Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2008	2008	2008	2007
Subsidiary borrowings
Commercial properties	1	$ —	$ 275	$ 441	$ 1,058
Power generation	8	—	652	652	797
Infrastructure	2	—	62	146	8
Development and other properties	2	—	835	1,097	2,337
Specialty funds	3	—	191	386	640
Investments and other	4	—	691	936	763
Corporate subsidiaries [1]	6	733	733	733	711
Co-investor capital
Properties	5	—	216	711	762
Total	4	$ 733	$ 3,655	$ 5,102	$ 7,076
1	Includes $675 million of subsidiary obligations which are guaranteed by the Corporation

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Deconsolidated Interest	Proportionate Interest	Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2008	2008	2008	2007
Commercial properties	7	$ —	$ 6,076	$ 13,870	$ 13,841
Power generation	12	—	3,043	3,588	3,488
Infrastructure	9	—	581	1,642	1,796
Development and other properties	2	—	1,925	2,677	2,519
Specialty funds	4	—	351	1,112	—
Total	7	$ —	$ 11,976	$ 22,889	$ 21,644

We continue to be able to raise property-specific borrowing in the normal course of business notwithstanding the more challenging credit environment, due to the quality of the assets and the sustainability of the cash flows being financed.

Capital Securities

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the securities are preferred shares that are convertible into common equity at our option. The securities are classified as liabilities for Canadian GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us.

Brookfield Asset Management | 2008 ANNUAL REPORT 47

AS AT DECEMBER 31 (MILLIONS)	2008	2007
Issued by the Corporation	$ 543	$ 517
Issued by Brookfield Properties	882	1,053
	$ 1,425	$ 1,570

During the year we issued C$150 million of 5% convertible preferred shares. The carrying values of existing capital securities declined due to the lower Canadian dollar, in which most of these securities are denominated.

The average distribution yield on the capital securities at December 31, 2008 was 6% (2007 – 6%) and the average term to the holders’ conversion date was six years (2007 – seven years).

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares / % Interest	Brookfield Invested Capital
		Total		Net
AS AT DECEMBER 31 (MILLIONS)	2008	2008	2007	2008	2007
Participating interests
Commercial properties
Brookfield Properties Corporation	196.6 / 49%	$ 1,768	$ 1,622	$ 1,768	$ 1,622
Property funds and other	various	437	320	—	—
Power generation	various	192	170	—	—
Infrastructure
Timberlands	various	995	314	—	—
Transmission	various	246	—	—	—
Development and other properties
Brookfield Homes Corporation	11.2 /42%	176	245	—	—
Other		573	650	—	—
Specialty funds	various	1,186	565	—	—
Investments	various	310	346	—	—
		5,883	4,232	1,768	1,622
Non-participating interests
Brookfield Multiplex Group		324	387	324	387
Brookfield Properties Corporation		122	151	122	151
		446	538	446	538
		$ 6,329	$ 4,770	$ 2,214	$ 2,160

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital only.

Interests of others in our infrastructure operations increased with the distribution of a 60% interest in Brookfield Infrastructure Partners to our shareholders as well as the transfer of our U.S. Pacific Northwest timber operations to a partially-owned timber fund. Specialty fund interests increased as a result of us commencing reporting our first real estate finance fund on a consolidated basis following a change in ownership during the year and raising additional third-party capital in our second such fund.

Shareholders’ Equity

AS AT DECEMBER 31 (MILLIONS)	2008	2007
Preferred equity	$ 870	$ 870
Common equity	4,918	6,644

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders, and was unchanged during the year. The average dividend rate at December 31, 2008 was 5%.

48 Brookfield Asset Management | 2008 ANNUAL REPORT

We repurchased 14.2 million common shares during the year at prices ranging from $12.12 per share to $35.56 per share, with an average price of $20.17 per share. Further details on the components of our equity and related distributions can be found on page 54. Common equity also declined as a result of the distribution of a 60% interest in Brookfield Infrastructure by way of a special dividend and the impact of lower foreign currency exchange rates on non-U.S. operations.

AS AT DECEMBER 31, 2008 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share
Shareholders’ equity
Underlying value – pre tax	$15,021	$24.32
Underlying value – after tax	12,801	20.62
Book value	5,788	8.93

The underlying value of our equity is $15.0 billion ($24.32 per share) on a pre-tax basis and $12.8 billion ($20.62 per share) after deducting an accounting provision in respect of the taxes we might theoretically pay if we liquidated the company on the balance sheet date. The market capitalization of our equity, reflecting our share price at year end, was $10.5 billion. Our book value of $5.8 billion reflects the depreciated historical cost of many assets, such as office properties and hydroelectric facilities, which were acquired many years ago for values significantly below what they are worth today.

NON-CASH WORKING CAPITAL

Other Assets

The following is a summary of other assets:

	Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2008	2007
Accounts receivable	$678	$795
Restricted cash	294	317
Intangible assets	83	111
Prepaid and other assets	1,105	1,441
Deferred tax asset	408	349
	$2,568	$3,013

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. The net balances include $1,161 million (2007 – $985 million) associated with Brookfield Properties and $1,407 million (2007 – $2,028 million) associated with the Corporation.

Other Liabilities

	Invested Capital
	Total		Net
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2008	2007
Accounts payable	$ 3,487	$3,636	$ 1,101	$ 1,083
Insurance liabilities	1,132	1,655	—	—
Deferred tax liability	1,461	1,925	365	1,091
Other liabilities	3,714	3,759	1,188	1,308
	$ 9,794	$ 10,975	$ 2,654	$ 3,482

Accounts payable and other liabilities include $1,073 million associated with Brookfield Properties (2007 – $1,398 million). Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes.

Brookfield Asset Management | 2008 ANNUAL REPORT 49

PART 4 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile the basis of presentation in our consolidated financial statements to that employed in the MD&A. We also provide additional information for certain items not covered within this section. The tables presented on pages 54 and 55 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes our consolidated statements of net income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2006
Revenues	$ 12,868	$ 9,343	$ 6,897
Net operating income	4,809	4,509	3,776
Expenses
Interest	(1,984)	(1,786)	(1,185)
Current income taxes	7	(68)	(142)
Asset management and other operating costs	(640)	(464)	(333)
Non-controlling interests in the foregoing	(791)	(636)	(468)
	1,401	1,555	1,648
Other items, net of non-controlling interests	(752)	(768)	(478)
Net income	$649	$787	$1,170

Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007	2006
Commercial properties	$2,761	$2,331	$1,500
Power generation	1,286	960	894
Infrastructure	455	599	428
Development and other properties	3,689	2,169	1,788
Specialty funds	2,090	1,246	908
Investment income and other	2,587	2,038	1,379
	$ 12,868	$ 9,343	$ 6,897

Revenues from commercial properties increased due to the expansion of our operations including acquisitions. The increase in power generation revenues reflects higher pricing, higher water flows and increased generating capacity offset by lower currency exchange rates. Infrastructure revenues were higher in 2007 because we consolidated the results of the electricity transmission system in Chile for the first six months of that year and on an equity accounted basis thereafter. Our specialty funds’ revenues increased due to the consolidation of revenues from our real estate finance fund during the year.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; operating revenues less direct operating expenses; and investment and other income. These items are described for each business unit in Part 2 – Performance Review beginning on page 12 of this MD&A.

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation and net operating income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)		Operating Platform	2008	2007	2006
Net operating income			$4,809	$4,509	$3,776
Add:	dividends from equity accounted investments	Investments	22	21	66
	exchangeable debenture gains	Cash and Financial Assets	—	331	—
	dividends from Canary Wharf	Commercial Properties	—	—	87
Total operating cash flow			$4,831	$4,861	$3,929

50 Brookfield Asset Management | 2008 ANNUAL REPORT

Expenses and Other Items

Expenses and Other Items are discussed under Performance Review beginning on page 37 of this MD&A.

CONSOLIDATED BALANCE SHEETS

Total assets at book value decreased to $53.6 billion as at December 31, 2008 from $55.6 billion at the end of 2007 as shown in the following table:

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2008	2007	2006
Assets
Cash and cash equivalents and financial assets	$ 2,029	$ 3,090	$ 2,869
Investments	890	1,352	775
Accounts receivable and other	7,310	7,139	4,805
Intangible assets	1,632	2,026	1,146
Goodwill	2,011	1,528	669
Operating assets
Property, plant and equipment	36,375	37,725	28,082
Securities	1,303	1,828	1,711
Loans and notes receivable	2,061	909	651
	$ 53,611	$ 55,597	$ 40,708

The impact of lower currency exchange rates on the carrying values of assets located outside of the United States was a major contributor to the decline in total assets. Carrying values of the associated liabilities also declined, mitigating the impact on our equity.

We commenced accounting for our interests in one of our real estate finance funds and our investment in Norbord on a consolidated basis, which reduced Investments and increased Property, Plant and Equipment as well as Loans and Notes Receivable.

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Description of Operating Platforms.

		% of Investment		Book Value
AS AT DECEMBER 31 (MILLIONS)	Business Segment	2008	2007	2008	2007
Chile transmission	Transmission	17%	28%	$ 324	$ 330
Property funds	Commercial Office	20-25%	20-25%	233	382
Brazil transmission	Transmission	3-10%	7.5-25%	207	205
Other	Various			126	107
Norbord Inc.	Investments	—	41%	—	180
Real Estate Finance Fund	Specialty Funds	—	27%	—	148
Total				$ 890	$ 1,352

The carrying value of our property fund investments declined due to changes in carrying values and asset valuations. We began accounting for our investments in Norbord and the Real Estate Finance Fund on a consolidated basis following an increase in our ownership in each entity.

Accounts Receivable and Other

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2008	2007
Accounts receivable	$ 3,056	$ 2,892
Prepaid expenses and other assets	2,651	2,813
Restricted cash	610	627
Inventory	993	807
	$ 7,310	$ 7,139

Brookfield Asset Management | 2008 ANNUAL REPORT 51

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 54.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at December 31, 2008 includes $799 million of goodwill allocated to our Australian, European and Middle East operations and $591 million of goodwill incurred on the acquisition of U.S. Pacific Northwest timberlands.

Property, Plant and Equipment

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2008	2007
Commercial properties	$ 19,274	$ 20,796
Power generation	4,954	5,137
Infrastructure	2,879	3,046
Development and other properties	7,282	7,696
Other plant and equipment	1,986	1,050
	$ 36,375	$ 37,725

The changes in these balances are discussed within each of the relevant business units within the Operating Platforms section. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development. The increase in other plant and equipment is largely due to the consolidation of Norbord during 2008.

Securities

Securities include $1.0 billion (2007 – $1.6 billion) of largely fixed income securities held through our insurance operations, as well as our $143 million (2007 – $182 million) common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis, and is carried at historic cost, adjusted to reflect current exchange rates.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations and real estate securities. The balances increased during the year following the consolidation of our first real estate finance fund.

52 Brookfield Asset Management | 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Operating activities	$1,567	$3,284
Financing activities	(1,121)	4,471
Investing activities	(765)	(7,398)
(Decrease) Increase in cash and cash equivalents	$(319)	$357

We completed two major acquisitions in 2007, which resulted in a significantly higher level of aggregate financing and investment activities in that year compared to 2008. The decline in cash flow from operations is due to a smaller change in working capital balances.

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Operating cash flow	$1,423	$1,907
Adjust for:
Net change in working capital balances and other	(279)	1,141
Realization gains	(164)	(231)
Undistributed non-controlling interests in cash flow	587	467
Cash flow from operating activities	$1,567	$3,284

Operating cash flow is discussed in detail elsewhere in this MD&A.

We retained $587 million (2007 – $467 million) of operating cash flow within our consolidated subsidiaries attributable to minority interests in excess of that distributed by way of dividends.

Financing Activities

We utilized $1.1 billion of cash within our financing activities during 2008, compared to the generation of $4.5 billion in 2007. The 2007 results reflected proceeds from financings completed in respect of acquisitions during that year, including a major property business in Australia, retail properties in Brazil and timberlands in the US Pacific Northwest.

During 2008 we reduced the leverage in several of our operations in response to the deteriorating economic climate and through the retirement of debt associated with assets sold during the year. We also purchased a larger amount of common shares of the Corporation and our subsidiaries.

Investing Activities

We invested net capital of $0.8 billion on a consolidated basis during 2008, compared with a net investment of $7.4 billion during 2007. We increased our investment in power generating facilities through the acquisition of a 156 megawatt facility in Brazil, resulting in cash outflow of $0.5 billion and invested additional capital through the development of our commercial office portfolio. In addition, we sold a partial interest in our U.S. Pacific Northwest timberlands for gross proceeds of $0.6 billion. The most significant acquisitions in 2007 included that of Multiplex, a major retail property portfolio in Brazil and U.S. timberlands.

Brookfield Asset Management | 2008 ANNUAL REPORT 53

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT DECEMBER 31, 2008
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$ 19,274	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 19,274
Power generation	—	4,954	—	—	—	—	—	—	—	4,954
Infrastructure	—	—	2,879	—	—	—	—	—	—	2,879
Development and other properties	38	—	105	7,092	—	47	—	—	—	7,282
Other plant and equipment	10	—	—	49	709	1,218	—	—	—	1,986
Securities	143	—	—	—	206	954	—	—	—	1,303
Loans and notes receivable	—	—	—	—	1,921	24	116	—	—	2,061
Cash and cash equivalents	166	138	61	160	124	270	323	—	—	1,242
Financial assets	24	219	—	(305)	91	(35)	793	—	—	787
Investments	252	—	544	37	27	2	28	—	—	890
Accounts receivable and other	96	1,135	228	2,217	726	808	—	2,100	—	7,310
Goodwill	121	27	591	834	23	30	—	385	—	2,011
Intangible assets	859	—	5	560	112	13	—	83	—	1,632
Total assets	$ 20,983	$ 6,473	$ 4,413	$ 10,644	$ 3,939	$ 3,331	$ 1,260	$ 2,568	$ —	$ 53,611
Liabilities and shareholders’ equity
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,284	$ 2,284
Property-specific financing	13,536	3,587	1,642	3,011	1,113	—	—	—	—	22,889
Other debt of subsidiaries	1,118	653	145	1,131	387	746	189	—	733	5,102
Accounts payable and other liabilities	1,318	826	624	2,419	380	1,573	—	—	2,654	9,794
Capital securities	—	—	—	—	—	—	—	—	1,425	1,425
Non-controlling interests in net assets	436	192	1,241	749	1,189	310	(2)	—	2,214	6,329
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,575	1,215	761	3,334	870	702	1,073	2,568	(10,180)	4,918
Total liabilities and shareholders’ equity	$ 20,983	$ 6,473	$ 4,413	$ 10,644	$ 3,939	$ 3,331	$ 1,260	$ 2,568	$ —	$ 53,611

	AS AT DECEMBER 31, 2007
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$ 20,796	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 20,796
Power generation	—	5,137	—	—	—	—	—	—	—	5,137
Infrastructure	—	—	3,046	—	—	—	—	—	—	3,046
Development and other properties	—	—	106	7,512	—	78	—	—	—	7,696
Other plant and equipment	8	—	—	10	632	398	2	—	—	1,050
Securities	182	—	—	—	—	1,646	—	—	—	1,828
Loans and notes receivable	—	—	—	—	856	53	—	—	—	909
Cash and cash equivalents	146	77	38	447	74	237	360	182	—	1,561
Financial assets	—	707	—	(41)	180	—	683	—	—	1,529
Investments	382	—	535	30	169	194	42	—	—	1,352
Accounts receivable and other	94	848	113	1,426	794	1,186	305	2,373	—	7,139
Goodwill	—	33	591	521	—	36	—	347	—	1,528
Intangible assets	1,012	—	6	868	6	23	—	111	—	2,026
Total assets	$ 22,620	$ 6,802	$ 4,435	$ 10,773	$ 2,711	$ 3,851	$ 1,392	$ 3,013	$ —	$ 55,597
Liabilities and shareholders’ equity
Corporate borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 2,048	$ 2,048
Property-specific financing	13,841	3,488	1,796	2,519	—	—	—	—	—	21,644
Other debt of subsidiaries	1,820	797	9	2,337	637	371	394	—	711	7,076
Accounts payable and other liabilities	1,779	879	668	1,791	434	1,877	65	—	3,482	10,975
Capital securities	—	—	—	—	—	—	—	—	1,570	1,570
Non-controlling interests in net assets	582	213	317	662	528	267	41	—	2,160	4,770
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,598	1,425	1,645	3,464	1,112	1,336	892	3,013	(10,841)	6,644
Total liabilities and shareholders’ equity	$ 22,620	$ 6,802	$ 4,435	$ 10,773	$ 2,711	$ 3,851	$ 1,392	$ 3,013	$ —	$ 55,597

54 Brookfield Asset Management | 2008 ANNUAL REPORT

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 449	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 449
Revenues less direct operating costs
Commercial properties	—	1,831	—	—	—	—	—	—	—	1,831
Power generation	—	—	886	—	—	—	—	—	—	886
Infrastructure	—	—	—	196	—	—	—	—	—	196
Development and other properties	—	(1)	—	5	234	—	2	—	—	240
Specialty funds	—	—	—	—	—	304	—	—	—	304
Investment and other income	—	53	—	134	(25)	3	219	519	—	903
	449	1,883	886	335	209	307	221	519	—	4,809
Expenses
Interest	—	1,033	313	102	50	88	22	48	328	1,984
Asset management and other operating costs	—	—	—	15	—	—	19	—	606	640
Current income taxes	—	15	21	13	(73)	4	3	—	10	(7)
Non-controlling interests	—	72	86	64	27	89	19	(16)	450	791
	449	763	466	141	205	126	158	487	(1,394)	1,401
Dividends	—	—	—	—	—	—	22	—	—	22
Cash flow from operations	$ 449	$ 763	$ 466	$ 141	$ 205	$ 126	$ 180	$ 487	$ (1,394)	$ 1,423

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2007
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$ 415	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 415
Revenues less direct operating costs
Commercial properties	—	1,548	—	—	—	—	—	—	—	1,548
Power generation	—	—	611	—	—	—	—	—	—	611
Infrastructure	—	—	—	290	—	—	—	—	—	290
Development and other properties	—	—	—	7	419	—	(9)	1	—	418
Specialty funds	—	—	—	—	—	370	—	—	—	370
Investment and other income	—	18	—	21	(7)	11	437	377	—	857
	415	1,566	611	318	412	381	428	378	—	4,509
Expenses
Interest	—	870	289	174	72	22	44	13	302	1,786
Asset management and other operating costs	—	—	—	—	—	—	23	—	441	464
Current income taxes	—	10	7	4	(18)	4	49	3	9	68
Non-controlling interests	—	84	54	38	57	14	21	—	368	636
	415	602	261	102	301	341	291	362	(1,120)	1,555
Dividends	—	—	—	—	—	—	21	—	—	21
Xstrata debenture gain	—	—	—	—	—	—	—	331	—	331
Cash flow from operations	$ 415	$ 602	$ 261	$ 102	$ 301	$ 341	$ 312	$ 693	$ (1,120)	$ 1,907

Brookfield Asset Management | 2008 ANNUAL REPORT 55

PART 5 – BUSINESS STRATEGY, ENVIRONMENT AND RISKS

In this section we discuss our business strategy, our capabilities as they relate to our ability to execute our strategy, the key performance factors that form an integral part of this strategy and key financial measures that are indicative of our progress. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

BUSINESS STRATEGY

We are a global asset management company focused on property, renewable power and infrastructure assets. Our goal is to establish Brookfield as a global asset manager of choice for investment clients who wish to benefit from the ownership of these types of assets. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of assets for our own benefit, and for our clients whose capital we manage.

We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows, measured on a per share basis, over a very long period of time. Accordingly, we concentrate on high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows are more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

Consistent with this focus, we own and operate large portfolios of core office properties, hydroelectric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

We believe the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in our view, represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. There is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time there are relatively few global organizations focused on managing assets of this nature as a primary component of their strategy.

Accordingly, an important component of our long-term strategy for growth is centred around expanding our assets under management, which should lead to increased fee revenues and long-term opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, South America, Europe and Australia, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.

Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

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We have established strong relationships with a number of leading institutions and believe we are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Key Performance Factors

Our ability to increase our operating cash flows is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to increase the amount of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.

Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key objectives that we focus on across the organization.

•	Acquire assets “for value”: meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.

•

Optimize the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of one of our operating platforms, and is evidenced by the return on asset metrics and operating margins.

•

Finance assets effectively, using a prudent amount of leverage. We believe this is very important in maximizing the net returns to investors from property and infrastructure assets, given the lower return on assets compared to a number of other businesses. Fortunately, these assets are well suited to support a relatively high level of investment grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•

Have the ability to realize the maximum value of assets through a direct or indirect sale or monetization of the assets. Many of our assets tend to appreciate in value over time and accordingly they may be held for very long periods of time. As a result, this “back-end” appreciation may not be recognized in our financial results until there is a specific transaction.

Expanding our client relationships is impacted not only by our investment returns, as discussed above, but also by the quality of our distribution capabilities and by maintaining a high level of ongoing client service. This involves transparent and timely communication of results, ongoing engagement and responsiveness to client objectives and generation of attractive investment opportunities.

Key Financial Measures

Our key performance measure is the long-term growth rate of operating cash flow on a per share basis. We also measure the cash return on book equity, which demonstrates how effective we are at deploying the capital with which we have been entrusted by shareholders. Our current targets are 12% and 20%, respectively. We revisit these targets periodically in light of the current operating environment to ensure that they are realistic and can be achieved without exposing the organization to inappropriate risk.

The amount of co-investor capital commitments is also an important measure. One of our most important objectives is to expand the amount of capital committed to us by our clients because this provides us with capital to expand our business and also entitles us to earn asset management income based on our ability to successfully invest this capital. “Third-Party” asset management

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income is an important measure in that it is indicative of the cash flow generated from our asset management activities, which is an important source of potential growth in our operating cash flows.

We utilize operating cash flow as a key operating metric as opposed to net income, principally because operating cash flow does not include certain items that we believe can distort operations results, such as depreciation and amortization expense, and future income tax expense.

Depreciation as prescribed by GAAP, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future from ongoing operations.

Our operating cash flow is derived from two principal activities: operations and asset management. We invest our own capital in most of the assets and capital that we manage for our clients, and accordingly participate in the operating cash flow produced by these assets and businesses and the associated value appreciation. In addition, our clients compensate us for asset management activities that we perform in respect of the capital and assets that we manage on their behalf. Accordingly, we distinguish operating cash flows between those attributable to our asset management activities and those that represent investment returns from the capital deployed in established funds and directly held assets. Asset management activities include strategic oversight, investment analysis, capital allocation activities such as acquisitions, divestitures and financing, and the provision of specific services such as investment banking, facilities management and leasing. While currently modest, we intend to significantly increase the contribution from asset management as we continue to expand these activities.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operation and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a protracted decline in economic conditions will result in downward pressure on our operating margins and asset values as a result of lower demand for the services and products that we provide. We believe that the long-life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provides some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase values.

The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our common shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years

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that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations have, in the past, and may, in the future, adversely affect the trading price of our common shares.

Execution of Strategy

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on invested capital and increasing asset management fees over the long term.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We develop property and power generation assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

The decline in market value of financial instruments and other investments has had an adverse effect on the investment portfolios of the insurance companies, pension funds, endowments, sovereign wealth funds and other institutional investors that we seek to partner with in our investments. In the long run, we believe that investors will be increasingly attracted to our approach to asset management which focuses on high quality real assets, conservative financing and an operations-based approach to creating value. In the nearer term, however, the financial market dynamics may reduce the ability of our investment partners to commit to new investments unless they are pursuant to existing commitments. This has reduced our ability to expand our asset management platform.

Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the

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employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork.

We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third-party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have different economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We attempt to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating levels. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or dispose of one or more of our assets upon disadvantageous terms. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. Such liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

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We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We periodically enter into joint venture, consortium or other arrangements that have contingent liquidity rights in our favour or in favour of our counterparties that may have implications for us. These include buy-sell arrangements, put and call rights, en-bloc sale rights, registration rights and other customary arrangements. A counterparty may seek to exercise these rights in response to their own liquidity considerations or other reasons internal to the counterparty. Our agreements generally have embedded protective terms that mitigate the risk to us. However, in some circumstances we may need to utilize some of our own liquidity in order to preserve value or protect our interests.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position. We attempt to mitigate adverse effects by borrowing under debt agreements denominated in foreign currencies and through the use of financial contracts, however, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.

We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter term floating rate assets with floating rate debt.

As at December 31, 2008, our net floating rate liability position was $1.8 billion (2007 – asset of $0.2 billion). As a result, a 10 basis point increase in interest rates would decrease operating cash flow by $18 million. We are required to record certain financial instruments at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $7 million before tax and vice versa, based on our year end positions.

We selectively utilize credit default swaps and other derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.

Commercial Office Properties

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the commercial office property business.

Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.

Our commercial office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the long-term outlook for commercial office rents is positive, it is possible that rental rates could decline, tenant bankruptcies could increase or that renewals may not be achieved particularly in an event of a protracted disruption in the economy such as the onset of a recession. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our commercial office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Power Generating Operations

Our power generating operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also including equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. Hydrology has natural variation from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate.

A significant portion of our power generating operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expense of significant amounts of capital and other resources. Such failures could result also in exposure to significant liability for damages.

A significant portion of the power we generate is sold under long-term power purchase agreements, as well as shorter-term financial instruments and physical electricity and natural gas contracts that are above market. If for any reason any of the counterparties are unable or unwilling to fulfill their contractual obligations, we may not be able to replace the agreement with an agreement on equivalent terms and conditions.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal level. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could

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require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects.

Our power generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, action of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

Timberlands

The financial performance of our timberland operations depends on the state of the wood products and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed prices for wood products, pulp or paper or market irregularities may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Any of these circumstances could significantly reduce the prices that we realize for our timber and the amount of timber that such operators purchase from us.

Weather conditions, timber growth cycles, access limitations, aboriginal claims and regulatory requirements associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

Transmission Infrastructure

Our transmission operations are subject to regulation. The regulated rates are designed to recover allowed costs, including debt financing costs, and permit earning a specified rate of return on assets or equity. Any changes in the rate structure for the transmission assets or any reallocation or redetermination of allowed costs relating to the transmission assets, could have a material adverse effect on our transmission revenues and operating margins.

Residential Properties

We have residential land development and homebuilding operations located in the United States of America, Canada, Brazil and Australia. These operations are concentrated in areas which we believe have positive long-term demographic and economic characteristics. Despite this, 2008 was another challenging year for the U.S. housing industry, as the downturn in the housing market intensified, further adversely affecting our operations.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue. During 2008, we recorded approximately $153 million of charges against our U.S. revenues to reflect changing conditions.

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Virtually all of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Despite this, and given the dramatic issues being experienced in the mortgage markets in the U.S. and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.

Specialty Investment Funds

Our specialty funds operations are focused on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

Other Risks

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

We carry various insurance coverages that provide comprehensive protection for first-party and third-party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.

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There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injuries, property damage, property taxes, land rights and contract and other commercial disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of its ability to maximize the efficiency of its operations, which could have an adverse effect on our operations and financial results.

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PART 6 – INTERNATIONAL FINANCIAL REPORTING STANDARDS

International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. We applied to the Canadian Securities Administrators (“CSA”) and were granted exemptive relief to prepare our financial statements in accordance with IFRS earlier and intend to do so for periods beginning January 1, 2010 and prepare our first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

The following discussion has been prepared on a basis consistent with the presentation under Canadian GAAP. The classification and components of account balances under IFRS are expected to be different than under Canadian GAAP. Additionally, as we continue to assess the impact of our transition to IFRS, additional differences may be identified which could impact the above amounts.

Impact of Adoption of IFRS

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While we believe that the adoption of IFRS will not have a material impact on our reported cash flows, it will likely have a material impact on our consolidated balance sheets and statements of income. In particular, our opening balance sheet will reflect the revaluation of substantially all property, plant and equipment to fair value, irrespective of the accounting treatment on a prospective basis. In addition, a significant portion of our intangible assets and liabilities will no longer be recognized. Finally, all changes to the opening balance sheet will require that a corresponding tax asset or liability be established based on the resultant differences between the carried value of assets and liabilities and their associated tax bases. Our initial estimate of the impact of all of these differences to common equity totals approximately $7.0 billion, resulting in common equity to shareholders of $12.0 billion. The following disclosure highlights the initial adjustments required to be made on adoption of IFRS in order to provide an opening balance sheet and the significant accounting policies, required or expected to be applied by us subsequent to adoption that will be significantly different from our current accounting policies.

IFRS 1: First-time Adoption of International Financial Reporting Standards

Our adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing our first financial statements under IFRS.

Fair value of revaluation as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value or under certain circumstances using a previous GAAP revaluation, as opposed to recreating depreciated cost under IFRS. We will for items of property, plant and equipment use either fair value or a previous GAAP revaluation as deemed cost. We expect to use fair value as a measure of deemed cost for a significant portion of our property, plant and equipment, the cumulative effect of which is expected to result in higher carrying values under IFRS compared to those under Canadian GAAP. This increase in carrying value is primarily the result of the accounting depreciation taken under Canadian GAAP no longer attributed to the assets at transition, in addition to the value appreciation of such assets in aggregate since acquisition.

Business combinations

IFRS 1 allows for the guidance under IFRS 3R Business Combinations (“IFRS 3R”) to be applied either retrospectively or prospectively. Retrospective application would require that we restate all business combinations occurring before the date of our transition to IFRS which is January 1, 2009. We expect to adopt IFRS 3R prospectively. Accordingly, all business combinations on or after January 1, 2009 would be accounted for in accordance with IFRS 3R.

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Cumulative translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. We expect to deem all cumulative translation differences to be zero on transition to IFRS.

IFRS 1 allows for certain other optional exemptions; however, we do not expect such exemptions to be significant to our adoption of IFRS.

Impact of IFRS 1 on the Balance Sheet

The following paragraphs quantify and describe the expected impact of significant differences between our December 31, 2008 balance sheet under Canadian GAAP and our January 1, 2009 opening balance sheet under IFRS. This discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the pro-forma January 1, 2009 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

Property, Plant and Equipment

We expect the book value of our property, plant and equipment at January 1, 2009 to increase by approximately $9.7 billion under IFRS compared to the book value as prepared in accordance with Canadian GAAP. This increase is primarily related to recording the majority of property, plant and equipment at fair value for purposes of establishing deemed cost under IFRS. The following describes the impact of this change on the major components of our property, plant and equipment.

Commercial Property

Our commercial properties are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. We will determine our policy upon adoption. At December 31, 2008, we initially determined the deemed cost of our commercial property portfolio to be approximately $3.6 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. We determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years and using weighted average discount and terminal capitalization rates of 8.2% and 7.1%, respectively.

Power Generating Stations

We have chosen to measure certain property, plant and equipment of our power generation business at fair value for purposes of establishing deemed cost as opposed to recreating depreciated cost using IFRS principles since inception. At December 31, 2008, we initially determined the fair value of our power generation assets to be approximately $5.1 billion greater than their carrying value under Canadian GAAP. These valuations were generally completed by discounting the expected future cash flows of each station over a 20 year term and using a weighted average discount and terminal capitalization rate of 11.5%.

Timberlands

Under IFRS our timberlands are considered biological assets, recorded under IAS 41 Agriculture (“IAS 41”) are carried at fair value, less estimated point-of-sale costs. Fair value has been determined as the future expected market price for similar species and age of timberlands less costs to sell, discounted to the measurement date. At December 31, 2008, we have initially determined the fair value of our timberland assets to be approximately $0.8 billion greater than their carrying value under Canadian GAAP, net of Canadian GAAP depletion. Key assumptions include a weighted average discount and terminal capitalization rate of 6.5% at a terminal valuation date of 72 years on average.

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Transmission

For purposes of establishing deemed cost, we have chosen to use the fair value of its transmission assets as opposed to recreating depreciated cost under IFRS. At December 31, 2008, we had initially determined the fair value of our transmission assets to be approximately equal to their carrying value under Canadian GAAP.

Development Properties and Residential Inventory

Inventories are carried at the lower of cost or net realizable value under both IFRS and Canadian GAAP. Under IFRS, however, net realizable value is determined based on the discounted value of future cash flows whereas under Canadian GAAP such cash flows are not discounted. Accordingly, this difference results in a lower determination of net realizable value under IFRS than Canadian GAAP. Brookfield has assessed net realizable value for purposes of IFRS, generally using discount rates between 12% and 15%. The net realizable value of most residential inventory was greater than cost, however this excess value was not reflected in the IFRS carrying value. In certain cases, net realizable value, when determined on a discounted basis, was lower than cost resulting in a $0.1 billion reduction in carrying value under IFRS when compared to the non-discounted basis under Canadian GAAP.

Other Property, Plant and Equipment

Additional differences also relate to the deconsolidation of certain property, plant and equipment related to entities that are consolidated or proportionately consolidated under Canadian GAAP that are equity accounted under IFRS. This decrease in property, plant and equipment is offset by increases in the carried value of certain property, plant and equipment of investee companies initially recorded at fair value, for purposes of establishing deemed cost, in addition to other adjustments. In aggregate these differences increase property, plant and equipment by an additional $0.4 billion.

Investments

We expect investments at January 1, 2009 to increase by approximately $1.6 billion under IFRS than as prepared in accordance with Canadian GAAP. The increase primarily relates to entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and accordingly included in the investments account. The impact to net equity as a result of corresponding minority interest after deferred taxes is $0.6 billion primarily related to initially measuring, for purposes of IFRS, the property, plant and equipment of such entities at fair value to establish an initial carrying value.

Securities

We expect securities at January 1, 2009 to increase by approximately $0.3 billion under IFRS than as prepared in accordance with Canadian GAAP. This increase primarily relates to securities held by us that are not traded in an active market but for which fair value can be reliably determined. Under Canadian GAAP these securities are held at cost whereas under IFRS these securities are measured at fair value.

Accounts Receivable, Other and Intangible Assets and Liabilities

We expect accounts receivable, other and intangible assets and liabilities at January 1, 2009 to decrease on a net basis by approximately $1.1 billion under IFRS than as prepared in accordance with Canadian GAAP. This decrease primarily relates to the deconsolidation of assets held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS and the removal of certain assets otherwise included in the fair value of commercial properties, such as straight-line rent receivables and above-market leases that are separately accounted for under Canadian GAAP but are reflected as part of the fair value of investment property for IFRS.

Accounts Payable and Other Liabilities

We expect accounts payable and other liabilities at January 1, 2009 to increase by approximately $3.3 billion under IFRS than as prepared in accordance with Canadian GAAP. This change primarily relates to a $2.8 billion increase in future income tax liabilities associated with the increased carrying values of assets within our commercial property, power generation and transmission businesses. These items are offset by the removal of liabilities in respect of below market leases related to our commercial properties and the deconsolidation of certain liabilities of entities consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS in addition to other adjustments.

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Corporate Borrowings, Property Specific Mortgages, Subsidiary Borrowings, and Capital Securities

We expect property specific mortgages and subsidiary borrowings at January 1, 2009 to decrease by approximately $1.0 billion under IFRS than as prepared in accordance with Canadian GAAP. The decrease primarily relates to the deconsolidation of debt held by entities that are consolidated or proportionately consolidated under Canadian GAAP that will be equity accounted under IFRS. We have not yet determined whether or not we will measure any of these liabilities at fair value.

Goodwill

We expect goodwill at January 1, 2009 to decrease by approximately $0.1 billion under IFRS than as prepared in accordance with Canadian GAAP. This decrease primarily relates to the allocation of goodwill previously recorded on acquisition of investment properties that under IFRS are recorded at fair value. As the investment properties to which goodwill relates are carried at fair value, goodwill is reduced accordingly under IFRS.

Non-controlling Interests

We expect non-controlling interests at January 1, 2009 to increase by approximately $1.4 billion under IFRS than as prepared in accordance with Canadian GAAP. The change in minority interests is primarily related to the recognition of others’ interests in the increased asset values offset by deconsolidation of certain entities.

Ongoing IFRS to Canadian GAAP differences – Balance Sheet

Basis of Consolidation

Under Canadian GAAP we determine whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS we will consolidate an entity if it is determined to be controlled by us. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. This change in policy will result in certain entities being consolidated by us that were not consolidated under Canadian GAAP as a result of our legal or contractual rights to control the entity, as defined by IFRS. This change will also result in certain entities that are currently consolidated by us under the VIE model to be deconsolidated.

Joint Ventures

The International Accounting Standards Board (“IASB”) is currently considering Exposure Draft 9 Joint Arrangements (“ED 9”) which is intended to modify IAS 31 Interests in Joint Ventures (“IAS 31”) which sets out the current requirements for the accounting for interests in joint ventures under IFRS. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2009 and we expect to apply this new standard in its IFRS financial statements for 2010. Currently, under Canadian GAAP we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate interests in jointly controlled entities and requires an entity to recognize its interest, which is considered its share of the outcome generated by the activities of a group of assets and liabilities subject to joint control, using the equity method.

Biological Assets

Under IFRS timberlands are considered biological assets and recorded under IAS 41. Currently under Canadian GAAP our timberland assets are recorded at cost, less accumulated depletion which is based upon harvested amounts. Depletion amounts are recorded in cost of goods sold at the time of sale. Under IAS 41 timberland assets will be measured at the end of each reporting period at fair value, less estimated point-of-sale costs. Fair value is determined based upon the future expected market price for similar species and age of timberlands less costs to sell, discounted to the measurement date. Changes in fair value or point-of-sale costs after initial recognition are recognized in income in the period in which the change arises.

Inventory

For both Canadian GAAP and IFRS, residential inventory is recorded at the lower of cost and net realizable value, however, under IFRS net realizable value is determined based on the discounted value of future cash flows whereas under Canadian GAAP such cash flows are not discounted.

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Ongoing IFRS to Canadian GAAP differences – Income Statement

Commercial Property

IFRS permits the measurement of investment property using the fair value model under IAS 40, which requires us to record a gain or loss in income arising from a change in the fair value of investment property in the period of change. Income related to commercial properties may be greater or less than as determined under Canadian GAAP depending on whether an increase or decrease in fair value occurs during the period of measurement. Furthermore, if we were to choose, upon adoption, the fair value model for investment property no depreciation would be recognized. Accordingly, net income would be greater under IFRS than as determined under Canadian GAAP, to the extent there is no change in fair value of the underlying property, as no depreciation will be recorded. Upon recognition of commercial property at fair value for IFRS, all intangible assets and liabilities recorded under Canadian GAAP related to previous business combinations will be de-recognized and will no longer be amortized into income. In 2008 under Canadian GAAP approximately $0.8 billion is charged to income annually in respect of depreciation and amortization of intangible assets, prior to minority interests, related to our commercial property portfolio.

Use of Deemed Cost

We have chosen to initially measure certain property, plant and equipment upon transition to IFRS at fair value or under certain circumstances using a previous GAAP revaluation, as opposed to recreating depreciated cost under IFRS. In most cases the resulting carrying value under IFRS will be higher than the carrying value under Canadian GAAP. As a result, the amount of depreciation recorded under IFRS related to such assets will be greater than what would be charged to income under Canadian GAAP. We expect annual depreciation to be approximately $0.2 billion greater under IFRS than Canadian GAAP in aggregate for all property, plant and equipment other than our commercial property portfolio.

Timberlands

As described above under IFRS, our timberlands are considered biological assets and recorded under IAS 41. At each reporting period our timberland assets will be measured at fair value, less estimated point-of-sale costs with changes in fair value recognized in income in the period in which the change arises. Certain expenditures capitalized under Canadian GAAP, such as silviculture and other conservation costs, will be expensed under IFRS. These amounts are approximately $0.1 billion annually. Depending on the change in fair value of timberland assets during each reporting period, income could either be greater or less than under Canadian GAAP.

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PART 7 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DECEMBER 31, 2008 (MILLIONS)	Total	Less than One Year	2 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt
Property-specific mortgages	$22,889	$2,424	$8,130	$3,779	$8,556
Other debt of subsidiaries	5,102	1,423	1,326	1,117	1,236
Corporate borrowings	2,284	—	284	1,065	935
Capital securities	1,425	—	164	574	687
Lease obligations	28	5	11	7	5
Commitments	1,269	1,269	—	—	—
Interest expense [1]
Long-term debt	6,537	1,633	2,528	1,604	772
Capital securities	480	89	168	123	100
Interest rate swaps	618	256	263	52	47
1	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1,269 million (2007 – $1,068 million) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $211 million (2007 – $95 million) is included as liabilities in the consolidated balance sheets.

OFF BALANCE SHEET ARRANGEMENTS

We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in entities which are accounted for on an equity basis, as are interests in some of our funds, however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund, which are limited to predetermined amounts.

We utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets, are disclosed in Note 18 to our Consolidated Financial Statements and under Financial and Liquidity Risks beginning on page 60.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest entities; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no

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known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks beginning on page 56 and in the section entitled Financial and Liquidity Risk beginning on page 60. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 1 and Changes in Accounting Policies as described below.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008 and the related disclosure is included as Note 1 to the consolidated financial statements in this report.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008 and the related disclosure is included as Note 20 to the consolidated financial statements in this report.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

International Financial Reporting Standards

The AcSB confirmed in February 2008 that IFRS will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the CSA and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

ASSESSMENT AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect the internal control over financial reporting.

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DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2008 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2008	2007	2006
Class A Common Shares	$0.51	$0.47	$0.40
Class A Common Shares – special [1]	0.94	—	—
Class A Preferred Shares
Series 2	0.83	0.99	0.88
Series 4 + Series 7	0.83	0.99	0.88
Series 8	1.18	1.10	1.10
Series 9	1.02	1.01	1.25
Series 10	1.35	1.34	1.27
Series 11	1.29	1.28	1.22
Series 12	1.27	1.26	1.19
Series 13	0.83	0.99	0.88
Series 14	3.06	3.57	3.10
Series 15	0.99	1.15	1.00
Series 17 [2]	1.12	1.11	0.12
Series 18 [3]	1.12	0.71	—
Series 21 [4]	0.58	—	—
Preferred Securities
Due 2050 [5]	—	0.01	1.85
Due 2051 [6]	—	0.95	1.84

1	Represents the book value of Brookfield Infrastructure special dividend
2	Issued November 20, 2006
3	Issued May 9, 2007
4	Issued June 25, 2008
5	Redeemed January 2, 2007
6	Redeemed July 3, 2007

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QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2008				2007
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$3,006	$3,216	$3,436	$3,210	$3,158	$2,219	$2,125	$1,841
Fees earned	113	109	113	114	92	96	95	132
Revenues less direct operating costs
Commercial property	388	595	427	421	414	350	396	388
Power generation	158	213	264	251	148	105	170	188
Infrastructure	68	36	44	48	33	54	114	89
Development and other properties	(5)	62	119	64	115	40	117	146
Specialty funds	49	32	119	104	233	16	59	62
Investment and other income	207	242	142	312	337	248	143	129
	978	1,289	1,228	1,314	1,372	909	1,094	1,134
Expenses
Interest	447	535	475	527	510	454	424	398
Asset management and other operating costs	160	167	148	165	141	108	105	110
Current income taxes	(47)	2	21	17	28	(6)	26	20
Non-controlling interest in net income before the following	176	235	212	16	124	103	204	205
Net income before the following	242	350	372	43	569	250	335	401
Equity accounted income (loss) from investments	(12)	(6)	(15)	(13)	(4)	—	(29)	(39)
Depreciation and amortization	(355)	(333)	(328)	(314)	(294)	(250)	(267)	(223)
Revaluation and other items	(262)	104	(46)	(63)	(95)	(33)	11	5
Future income taxes	545	(105)	3	18	35	11	(69)	(65)
Non-controlling interests in the foregoing items	13	161	124	132	135	115	172	116
Net income	$171	$171	$110	$197	$346	$93	$153	$195
Cash flow from operations for the last eight quarters are as follows:
	2008				2007
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income before the following	$242	$350	$372	$437	$569	$250	$335	$401
Dividends from equity accounted investments	5	5	6	6	6	5	5	5
Exchangeable debenture gain	—	—	—	—	—	66	100	165
Cash flow from operations and gains	247	355	378	443	575	321	440	571
Preferred share dividends	9	11	12	12	12	13	10	9
Cash flow to common shareholders	$238	$344	$366	$431	$563	$308	$430	$562
Common equity – book value	$4,918	$5,821	$6,284	$6,140	$6,644	$6,328	$6,337	$6,061
Common shares outstanding [1]	572.6	583.4	583.8	581.7	583.6	581.0	583.6	582.2
Per common share [1]
Cash flow from operations	$0.41	$0.58	$0.62	$0.72	$0.94	$0.52	$0.72	$0.93
Net income	0.27	0.27	0.17	0.31	0.56	0.13	0.24	0.31
Dividends	0.13	0.13	0.13	0.12	0.12	0.12	0.12	0.11
Book value	8.93	10.22	11.15	10.95	11.64	11.17	11.07	10.59
Market trading price (NYSE)	15.27	27.44	32.54	26.83	35.67	38.50	39.90	34.84
1	Adjusted to reflect three-for-two stock split

For the three months ended December 31, 2008, we reported net income of $171 million and $346 million for the same period in 2007. Operating cash flow was $247 million for the fourth quarter of 2008, compared to $575 million during the same period in 2007 as shown in the table on the following page. The results for the three months ended December 31, 2007 included a large number of major disposition gains compared with the fourth quarter of 2008.

Commercial office property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition gains. Quarterly seasonality does exist in our power generation and residential property operations. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather

74 Brookfield Asset Management | 2008 ANNUAL REPORT

conditions during those periods and associated reductions in demand for electricity. With respect to our residential operations, the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered although in 2007 and 2008 the company has recorded provisions in respect of higher priced land positions. We periodically record realization and other gains, special distributions, as well as gains and losses on unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Net income	$649	$787
Preferred share dividends	(44)	(44)
Net income available for common shareholders	$605	$743
Weighted average – common shares	581	582
Dilutive effect of the conversion of options using treasury stock method	11	17
Common shares and common share equivalents	592	599
Issued and Outstanding Common Shares The number of issued and outstanding common shares changed as follows:
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2008	2007
Outstanding at beginning of year	583.6	581.8
Issued (repurchased)
Dividend reinvestment plan	0.2	0.1
Management share option plan	3.0	4.9
Issuer bid purchases	(14.2)	(5.0)
Acquisition	—	1.8
Outstanding at end of year	572.6	583.6
Unexercised options	27.7	27.4
Total diluted common shares at end of year	600.3	611.0

In calculating our book value per common share, the cash value of our unexercised options of $446 million (2007 – $469 million) is added to the book value of our common share equity of $4,918 million (2007 – $6,644 million) prior to dividing by the total diluted common shares presented above.

As of March 13, 2009, the Corporation had outstanding 571,687,632 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Brookfield Asset Management | 2008 ANNUAL REPORT 75

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management			Co-investor Interests		Brookfield’s Ownership Level
AS AT DECEMBER 31, 2008 (MILLIONS)	Year Formed	Assets	Net Invested Capital	Committed Capital [1]	Net Invested Capital	Committed Capital
Core and Value Add
U.S. Core Office [2]	2006	$7,662	$1,777	$1,950	$999	$1,025	62%
Canadian Core Office [2]	2005	1,320	867	867	545	545	25%
Multiplex Funds [3]	2007	1,652	944	944	627	689	various
West Coast Timberlands [4]	2005	889	496	496	382	382	28%
East Coast Timber Fund	2006	167	87	87	59	59	45%
Global Timber Fund	2008	2,411	825	1,348	593	780	37%
Transmission – Chile [4]	2006	2,202	1,363	1,363	1,172	1,172	17%
Transmission – Canada/Brazil [4]	2008	532	244	244	113	113	various
Bridge Loan I	2003	545	545	570	407	409	39%
Bridge Loan II	2007	150	150	773	101	576	25%
Real Estate Finance	various	2,497	1,354	1,892	1,212	1,487	4-51%
Brookfield Real Estate Services Fund	2003	140	84	84	63	63	25%
		20,167	8,736	10,618	6,273	7,300
Opportunity and Private Equity
Real Estate Opportunity	2006	913	201	227	105	105	52%
Real Estate Opportunity II	2007	382	109	208	48	83	60%
Brazil Retail Property	2006	1,326	438	830	348	610	25%
Brazil Timber Fund	2008	—	—	280	—	230	—
Residential Properties – U.S. [5]	2007	978	383	383	200	200	29%
Tricap Restructuring I	2002	733	295	295	150	150	48%
Tricap Restructuring II	2006/7	892	593	881	354	496	39%
		5,224	2,019	3,104	1,205	1,874
Listed Securities and Fixed Income
Equity Funds	various	2,962	2,962	2,962	2,962	2,962	3%
Fixed Income Funds	various	15,199	15,078	15,078	15,078	15,078	n/a
		18,161	18,040	18,040	18,040	18,040
Total fee bearing assets/capital		43,552	28,795	31,762	$25,518	$27,214	n/a
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		9,335	2,096	2,096
Core Office – Europe		1,068	368	368
Core Office – Australia		2,670	1,600	1,600
Residential Properties – Canada 2/Brazil/Australia		2,842	434	434
Power Generation – North America		6,473	1,407	1,407
Timber – Brazil		90	65	65
Other		12,667	7,103	7,103
		35,145	13,073	13,073
		$78,697	$41,868	$44,835
1	Includes incremental co-investment capital
2	Held by 51%-owned Brookfield Properties
3	Comprised of four funds with ownerships ranging from 20% to 25%
4	Represents direct interests plus pro rata share of indirect interests held by 40%-owned Brookfield Infrastructure Partners
5	Held by 58%-owned Brookfield Homes

76 Brookfield Asset Management | 2008 ANNUAL REPORT

Internal Control Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as defined in Regulation 240.13a-15(f) or 240.15d-15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2008, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting at Norbord Inc. (“Norbord”), which was acquired during 2008, and whose total assets, net assets, total revenues, and net income constitute approximately 2%, 1%, nil% and nil% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2008.

Management’s assessment of the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche, LLP, Independent Registered Chartered Accountants, who also audited Brookfield’s Consolidated Financial Statements for the year ended December 31, 2008. As stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche, LLP expressed an unqualified opinion on Brookfield’s internal control over financial reporting as of December 31, 2008.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 13, 2009	Chief Executive Officer	Chief Financial Officer

Brookfield Asset Management | 2008 ANNUAL REPORT 77

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Norbord Inc. (“Norbord”) which was acquired in 2008 and whose financial statements constitute approximately 1% and 2% of net and total assets, respectively, nil% of revenues, and nil% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Norbord. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 13, 2009 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Deloitte & Touche, LLP
March 13, 2009	Independent Registered Chartered Accountants
Licensed Public Accountants

78 Brookfield Asset Management | 2008 ANNUAL REPORT

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appro priate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally con sistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 80 through 111 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 13, 2009	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of income, retained earnings, comprehensive (loss) income, accumulated other comprehensive (loss) income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 13, 2009	Licensed Public Accountants

Brookfield Asset Management | 2008 ANNUAL REPORT 79

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (MILLIONS)	Note	2008	2007
Assets
Cash and cash equivalents		$1,242	$1,561
Financial assets	3	787	1,529
Investments	4	890	1,352
Accounts receivable and other	5	7,310	7,139
Intangible assets	6	1,632	2,026
Goodwill	2	2,011	1,528
Operating assets
Property, plant and equipment	7	36,375	37,725
Securities	8	1,303	1,828
Loans and notes receivable	9	2,061	909
		$53,611	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	10	$2,284	$2,048
Non-recourse borrowings
Property-specific mortgages	11	22,889	21,644
Subsidiary borrowings	11	5,102	7,076
Accounts payable and other liabilities	12	8,903	9,863
Intangible liabilities	13	891	1,112
Capital securities	14	1,425	1,570
Non-controlling interests in net assets	15	6,329	4,770
Shareholders’ equity
Preferred equity	16	870	870
Common equity	17	4,918	6,644
		$53,611	$55,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

80 Brookfield Asset Management | 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2008	2007
Total revenues		$12,868	$9,343
Fees earned		449	415
Revenues less direct operating costs	21
Commercial properties		1,831	1,548
Power generation		886	611
Infrastructure		196	290
Development and other properties		240	418
Specialty funds		304	370
		3,906	3,652
Investment and other income		903	857
		4,809	4,509
Expenses
Interest		1,984	1,786
Current income taxes	23	(7)	68
Asset management and other operating costs		640	464
Non-controlling interests in net income before the following	22	791	636
		1,401	1,555
Other items
Equity accounted loss from investments	24	(46)	(72)
Depreciation and amortization		(1,330)	(1,034)
Provisions and other		(267)	(112)
Future income taxes	23	461	(88)
Non-controlling interests in the foregoing items	22	430	538
Net income		$649	$787
Net income per common share	17
Diluted		$1.02	$1.24
Basic		$1.04	$1.27

Brookfield Asset Management | 2008 ANNUAL REPORT 81

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31 (MILLIONS)		2008	2007
Retained earnings, beginning of year		$4,867	$4,222
Change in accounting policy		(4)	292
Net income		649	787
Preferred equity issue costs		—	(6)
Shareholder distributions – preferred equity		(44)	(44)
– common equity		(843)	(272)
Amount paid in excess of book value of common shares purchased for cancellation		(257)	(112)
		$4,368	$4,867
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2008	2007
Net income		$649	$787
Other comprehensive (loss) income	3
Foreign currency translation		(780)	410
Available-for-sale securities		(277)	(79)
Derivative instruments designated as cash flow hedges		(45)	(73)
Future income taxes on above items		(113)	44
		(1,215)	302
Comprehensive (loss) income		$(566)	$1,089
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31 (MILLIONS)		2008	2007
Balance, beginning of year		$445	$—
Transition adjustment – January 1, 2007		—	143
Other comprehensive (loss) income		(1,215)	302
Balance, end of year		$(770)	$445

82 Brookfield Asset Management | 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2008	2007
Operating activities
Net income		$649	$787
Adjusted for the following non-cash items
Depreciation and amortization		1,330	1,034
Future income taxes and other provisions		(194)	200
Realization gains		(164)	(231)
Non-controlling interest in non-cash items	22	(430)	(538)
Equity accounted loss and dividends received from investments		68	93
		1,259	1,345
Net change in non-cash working capital balances and other		(279)	1,472
Undistributed non-controlling interests in cash flows		587	467
		1,567	3,284
Financing activities
Corporate borrowings, net of repayments	27	333	476
Property-specific mortgages, net of issuances	27	(1,022)	2,484
Other debt of subsidiaries, net of issuances	27	(500)	1,824
Capital provided by non-controlling interests		533	268
Capital securities issuance/(redemption)		143	(225)
Corporate preferred equity issuance		—	181
Common shares repurchased, net of issuances	27	(249)	(121)
Common shares of subsidiaries repurchased, net of issuances		(17)	(100)
Shareholder distributions		(342)	(316)
		(1,121)	4,471
Investing activities
Investment in or sale of operating assets, net
Commercial properties	27	73	(5,140)
Power generation	27	(529)	(452)
Infrastructure	27	361	(1,330)
Development and other properties	27	(699)	(658)
Securities and loans	27	126	(528)
Financial assets	27	319	636
Investments		(187)	115
Other property, plant and equipment		(229)	(41)
		(765)	(7,398)
Cash and cash equivalents
(Decrease)/Increase		(319)	357
Balance, beginning of year		1,561	1,204
Balance, end of year		$1,242	$1,561

Brookfield Asset Management | 2008 ANNUAL REPORT 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).

(a)	Basis of Presentation

All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (the “company”) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) for which the company is considered to be the primary beneficiary.

The company accounts for investments over which it has significant influence using the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Measurement of investments in which the company does not have a significant influence depends on the financial instrument classification.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.

(b)	Reporting Currency

The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.

The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in other comprehensive income in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and integrated subsidiaries are translated at the rate of exchange prevailing at year end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the Consolidated Statements of Income. Gains or losses on transactions which hedge these items are also included in the Consolidated Statements of Income. Gains or losses on translation of foreign currency denominated available-for-sale financial instruments are included in other comprehensive income.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.

(d)	Operating Assets
(i)	Commercial Properties

Commercial properties held for investment are carried at cost less accumulated depreciation. Depreciation on buildings is provided during the year on a straight-line basis over the estimated useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

CICA Handbook EIC-140, Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination and CICA Handbook EIC-137, Recognition of Customer Relationships Acquired in a Business Combination require that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant and land leases, and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.

84 Brookfield Asset Management | 2008 ANNUAL REPORT

(ii)	Power Generation

Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.

Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.

(iii)	Infrastructure

(a)	Timberlands

Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.

(b)	Transmission Infrastructure

Transmission assets are carried at cost, less accumulated depreciation. Depreciation on transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.

(iv)	Development and Other Properties

Development and other properties consist of residential properties, properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures. Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(v)	Financial Assets, Investments and Securities

Financial Assets include securities that are not an active component of the company’s asset management operations and are designated as either held-for-trading or available-for-sale. Investments in securities that are actively deployed in the company’s operations are classified as securities and are designated as either held-for-trading or available-for-sale. Financial Assets and Securities are recorded at fair value, with changes in fair value accounted for in net income or other comprehensive income as applicable. Equity instruments designated as available-for-sale financial assets and securities that do not have a quoted market price from an active market are carried at cost.

Investments include investments in the securities of affiliates and are accounted for using the equity method of accounting.

Provisions are established in instances where, in the opinion of management, the carrying values of financial assets or securities classified as available-for-sale have been other than temporarily impaired.

(vi)	Loans and Notes Receivable

Loans and notes receivable are recorded initially at their fair value and, with the exception of receivables designated as held-for-trading, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. Loans and notes receivable designated as held-for-trading are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables.

(e)	Asset Impairment

For assets other than securities and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carried value. The projections of future cash fl ows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(f)	Accounts Receivable and Other

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. Included in accounts receivable and other are restricted cash and inventories which are

Brookfield Asset Management | 2008 ANNUAL REPORT 85

carried at the lower of average cost and net realizable value and materials and supplies which are valued at the lower of average cost and replacement cost.

(g)	Intangible Assets and Liabilities

Intangible assets and liabilities with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are tested for impairment when conditions exist which may indicate that the estimated undiscounted future net cash flows from the asset are less than its carrying amount.

(h)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.

(i)	Revenue and Expense Recognition

(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point performance can be more accurately measured.

(ii)	Commercial Property Operations

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iii)	Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

(iv)	Infrastructure

(a)	Timberlands

Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.

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(b)	Transmission Infrastructure

Revenue from transmission infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at contracted rates when the electricity is delivered, and collectibility is reasonably assured.

(v)	Development and Other Properties

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.

Revenue from the sale of condominium units is recognized using the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are received or collectability is assured.

Revenue from construction projects is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, there are indications that the work will be completed according to plan and all proceeds are received or collectibility is assured.

(vi)	Securities and Loans and Notes Receivable

Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.

(vii)	Other

The net proceeds recorded under reinsurance contracts are accounted for as deposits until a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

(j)	Derivative Financial Instruments

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Balances in respect of unrealized mark-to-market gains or losses on derivative financial instruments are recorded in Accounts Receivables and Other or Accounts Payable and Other Liabilities.

(i)	Items Designated as Hedges

Realized and unrealized gains and losses on foreign exchange forward contracts and currency swap contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest payments are included in other comprehensive income when the interest rate risk relates to an anticipated interest payments. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2008 and 2007 are recorded in other comprehensive income. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity forward and swap contracts designated as hedges of future power generation revenue are included in other comprehensive income. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

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(ii)	Items not Designated as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains or losses on other derivatives not designated as hedges are recorded in investment and other income.

(k)	Income Taxes

The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

(l)	Other Items

(i)	Capitalized Costs

Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.

(ii)	Pension Benefits and Employee Future Benefits

The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits earned by employees. The company uses the accrued benefit method pro-rated using the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.

(iii)	Liabilities and Equity

Financial instruments that must or could be settled by a variable number of the company’s common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends and yield distributions on these instruments are classified as Interest expense in the Consolidated Statements of Income.

(iv)	Asset Retirement Obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

(v)	Stock-Based Compensation

The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian homebuilding subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in income.

(m)	Changes in Accounting Policies Adopted During 2008

(i)	Financial Instruments – Disclosures and Presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008 and the related disclosures are included as Note 19 to the consolidated financial statements in this report.

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(ii)	Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008 and the related disclosures are included as Note 20 to the consolidated financial statements in this report.

(iii)	Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and subsequent recognition as an expense, including any write-down to net realizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

(n)	Future Changes in Accounting Policies

(i)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

(ii)	International Financial Reporting Standards

The Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The company applied to the Canadian Securities Administrators (“CSA”) and was granted exemptive relief to prepare its financial statements in accordance with IFRS earlier than required and intends to do so for periods beginning January 1, 2010, preparing its first financial statements in accordance with IFRS for the three month period ended March 31, 2010. These financial statements will include comparative results for the periods commencing January 1, 2009.

2.	ACQUISITIONS

The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of purchase with any excess allocated to goodwill.

(a)	Completed During 2008

During the first quarter of 2008, the company increased its ownership interest in Brookfield Real Estate Finance Partners (“BREF I”) to 33%. As a result, the company consolidates BREF I under the VIE rules. BREF I originates high quality real estate finance investments on a leveraged basis.

The company completed the acquisition of Itiquira Energetica S.A. (“Itiquira”) during the second quarter of 2008. Itiquira owns and operates a 156 megawatt hydroelectric facility located on the Itiquira River in Mato Grosso, Brazil.

During the second quarter of 2008, the company acquired MB Engenharia S.A. (“MB”). MB’s operations focus on land development and homebuilding in the middle and middle-low segments throughout Brazil.

In the fourth quarter of 2008, a subsidiary of the company merged with Company S.A. (“Company”), diluting Brookfield’s ownership in the consolidated entity. Company’s operations focus on land development and residential.

In December 2008, the company increased its ownership interest in Norbord Inc. (“Norbord”) from 36% to 60% through the purchase of 99 million common shares and 50 million warrants issued as a result of a rights offering. As a result of the increase in

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ownership, the company ceased equity accounting for its investment in Norbord and commenced consolidating Norbord. Norbord is an international producer of wood-based panels and oriented strand board.

In addition, the company also acquired $222 million of net assets which primarily relate to its timber, residential, retail mall and power generation operations.

The following table summarizes the balance sheet impact of significant acquisitions in 2008:

(MILLIONS)	BREF I	Itiquira	MB	Company	Norbord	Other	Total
Cash, accounts receivable and other	$1,389	$67	$212	$396	$127	$8	$2,199
Intangible assets	—	—	—	—	—	28	28
Goodwill	—	—	57	172	—	13	242
Property, plant and equipment	—	436	246	181	791	477	2,131
Non-recourse and corporate borrowings	(977)	(44)	(277)	(418)	(507)	(108)	(2,331)
Accounts payable and other liabilities	(134)	(7)	(174)	(45)	(160)	(21)	(541)
Future income tax asset (liability)	—	(59)	6	—	(73)	(4)	(130)
Non-controlling interests in net assets	(246)	—	(41)	(165)	(106)	(171)	(729)
	$32	$393	$29	$121	$72	$222	$869

(b)	Completed During 2007

On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt and recorded $593 million of goodwill. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.

The company completed the acquisition of the Multiplex Group’s (“Multiplex”) stapled securities in the fourth quarter of 2007, comprising the shares of Multiplex Limited and the units of Multiplex Property Trust for A$5.05 per stapled security and recorded goodwill of $694 million. Multiplex is a diversified property business with operations throughout Australia, New Zealand, the United Kingdom and the Middle East. The Multiplex portfolio consists of 24 commercial properties, in addition to construction, development, facilities and funds management divisions.

In December 2007, the company completed the acquisition of a retail mall portfolio consisting of four properties in the São Paulo area and one in Rio de Janeiro. The properties were acquired for approximately $950 million.

In addition, the company acquired $972 million of net assets including other commercial properties, hydro generation facilities, and hydro generation developments, together with associated intangibles, working capital and borrowings. Included in this balance is the acquisition of a real estate equity securities manager which resulted in the recording of goodwill of $55 million in 2007.

The following table summarizes the balance sheet impact of the significant acquisitions in 2007:

(MILLIONS)	Longview	Multiplex	Retail Malls	Other	Total
Cash, accounts receivable and other	$487	$1,650	$13	$56	$2,206
Intangible assets	—	766	—	32	798
Goodwill	593	694	13	57	1,357
Property, plant and equipment	1,985	5,123	1,070	1,777	9,955
Non-recourse and corporate borrowings	(1,350)	(4,325)	(95)	(724)	(6,494)
Accounts payable and other liabilities	(160)	(1,379)	(57)	(29)	(1,625)
Intangible liabilities	—	65	—	(107)	(42)
Future income tax asset (liability)	(593)	87	6	(9)	(509)
Non-controlling interests in net assets	—	(514)	—	(62)	(576)
Preferred equity	—	—	—	(19)	(19)
	$962	$2,167	$950	$972	$5,051

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3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the company has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Fair Value of Financial Instruments

Financial instruments classified or designated as held-for-trading or available-for-sale are typically carried at fair value on the Consolidated Balance Sheets. Equity instruments designated as available-for-sale that do not have a quoted market price from an active market are carried at cost. The carrying amount of available-for-sale financial assets that do not have a quoted market price from an active market was $143 million at December 31, 2008 (2007 – $182 million). Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or Other Comprehensive Income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in Accumulated Other Comprehensive Income are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other than temporary. During the year ended December 31, 2008, $26 million of net deferred losses previously recognized in Accumulated Other Comprehensive Income were reclassified to Net Income as a result of the sale of available-for-sale securities and other than temporary impairment of securities.

Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at December 31, 2008, unrealized gains and losses in the fair values of available-for-sale financial instruments measured at fair value amounted to $25 million (2007 – $164 million) and $169 million (2007 – $243 million) respectively. Unrealized gains and losses for debt and equity securities are primarily due to changing interest rates, market prices and foreign exchange movements. As at December 31, 2008, the company did not consider any investments to be other than temporarily impaired.

Gains or losses arising from changes in the fair value of held-for-trading financial assets are presented in the Consolidated Statements of Income, within investment and other income in the period in which they arise. Dividends on held-for-trading and available-for-sale financial assets are recognized in the Consolidated Statements of Income as part of investment and other income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Income as part of investment and other income.

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Carrying Value and Fair Value of Selected Financial Instruments

The following table provides a comparison of the carrying values and fair values for selected financial instruments as at December 31, 2008 and December 31, 2007.

	December 31, 2008							December 31, 2007
Financial Instrument Classification	Held-for- Trading	Available-for-Sale		Held-to- Maturity	Loans Receivable and Other Liabilities	Total		Total
Measurement Basis (MILLIONS)	(Fair Value)	(Fair Value)	(Cost)		(Amortized Cost)	(Carrying Value)	(Fair Value)	(Carrying Value)	(Fair Value)
Financial assets
Cash and cash equivalents	$1,242	$—	$—	$—	$—	$1,242	$1,242	$1,561	$1,561
Financial Assets
Government bonds	130	46	—	—	—	176	176	420	420
Corporate bonds	139	90	—	—	—	229	229	371	371
Fixed income securities	3	33	—	—	—	36	36	62	62
Common shares	72	100	—	—	—	172	172	308	308
Loans receivable	—	—	—	—	174	174	174	368	368
	344	269	—	—	174	787	787	1,529	1,529
Accounts receivable and other Securities	610	—	—	—	3,056	3,666	3,666	3,519	3,519
Government bonds	—	381	—	—	—	381	381	465	465
Corporate bonds	—	344	—	—	—	344	344	670	670
Fixed income securities	—	408	—	—	—	408	408	449	449
Common shares	—	27	143	—	—	170	473	244	1,138
	—	1,160	143	—	—	1,303	1,606	1,828	2,722
Loans and notes receivable	—	—	—	1,752	309	2,061	1,596	909	909
	$2,196	$1,429	$143	$1,752	$3,539	$9,059	$8,897	$9,346	$10,240
Financial liabilities
Corporate borrowings	$—	$—	$—	$—	$2,284	$2,284	$2,144	$2,048	$2,068
Property-specific mortgages	—	—	—	—	22,889	22,889	22,376	21,253	21,253
Subsidiary borrowings	—	—	—	—	5,102	5,102	4,863	7,463	7,470
Accounts payable and other liabilities	371	—	—	—	7,070	7,441	7,441	8,051	8,051
Capital securities	—	—	—	—	1,425	1,425	1,293	1,570	1,561
	$371	$—	$—	$—	$38,770	$39,141	$38,117	$40,385	$40,403

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge the long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the year ended December 31, 2008, pre-tax net unrealized gains of $3 million (2007 – loss of $73 million) were recorded in Other Comprehensive Income for the effective portion of the cash flow hedges.

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Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2008, unrealized pre-tax net gains of $285 million (2007 – loss of $208 million) were recorded in Other Comprehensive Income for the effective portion of hedges of net investments in self-sustaining foreign operations.

4.	INVESTMENTS

Equity accounted investments include the following:

	% of Investment			Book Value
(MILLIONS)	2008		2007	2008	2007
Chile Transmission	17%		28%	$324	$330
Property funds	20 - 25%		20 - 25%	233	382
Brazil Transmission	3 - 10%		7.5 - 25%	207	205
Norbord Inc.	—		41%	—	180
Real Estate Finance Fund	—		27%	—	148
Other				126	107
Total				$890	$1,352

On March 12, 2008, following a change in the ownership structure of the Real Estate Finance Fund, the company commenced accounting for its investment on a consolidated basis. During the fourth quarter of 2008, the company increased its ownership interest in Norbord Inc. and began accounting for its investment on a consolidated basis.

5.        ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note			2008	2007
Accounts receivable	(a	)		$ 3,056	$ 2,892
Prepaid expenses and other assets	(b	)		3,644	3,620
Restricted cash	(c	)		610	627
Total				$ 7,310	$ 7,139

(a)	Accounts Receivable

Included in accounts receivable are loans receivable from employees of the company and consolidated subsidiaries of $6 million (2007 – $4 million).

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets includes $778 million (2007 – $773 million) of levelized receivables arising from straight-line revenue recognition for commercial property leases and power sales contracts. Also included is $711 million (2007 – $932 million) of future income tax assets and $993 million (2007 – $807 million) of inventory primarily related to completed residential properties and pulp and paper products.

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

6.	INTANGIBLE ASSETS

Intangible assets includes $1,470 million (2007 – $1,953 million) related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties which is presented net of $526 million (2007 – $275 million) accumulated amortization.

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7.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2008	2007
Commercial properties	(a)	$19,274	$20,796
Power generation	(b)	4,954	5,137
Infrastructure	(c)	2,879	3,046
Development and other properties	(d)	7,282	7,696
Other plant and equipment	(e)	1,986	1,050
Total		$36,375	$37,725
(a) Commercial Properties
(MILLIONS)		2008	2007
Commercial properties		$20,711	$22,086
Less: accumulated depreciation		1,437	1,290
Total		$19,274	$20,796

Commercial properties carried at a net book value of approximately $3,934 million (2007 – $4,000 million) are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $29 million (2007 – $28 million) annually for the next five years and $3,298 million (2007 – $3,256 million) in total on an undiscounted basis.

Construction costs of $103 million and interest costs of $46 million were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2008 (2007 – $40 million and $31 million respectively).

(b)      Power Generation

(MILLIONS)		2008	2007
Hydroelectric power facilities		$5,233	$5,095
Wind energy		326	393
Co-generation and pumped storage		313	362
		5,872	5,850
Less: accumulated depreciation		1,018	949
		4,854	4,901
Generating facilities under development		100	236
Total		$4,954	$5,137

Generation assets includes the cost of the company’s 162 hydroelectric generating stations, wind energy, pumped storage and two natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2009 to 2046.

(c)       Infrastructure

(MILLIONS)	Note	2008	2007
Timberlands	(i)	$2,721	$2,853
Transmission	(ii)	158	193
Total		$2,879	$3,046
(i) Timberlands
(MILLIONS)		2008	2007
Timberlands		$2,987	$3,202
Other property, plant and equipment		19	21
		3,006	3,223
Less: accumulated depletion and amortization		285	370
Total		$2,721	$2,853

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(ii)	Transmission

(MILLIONS)	2008	2007
Transmission lines and infrastructure	$167	$186
Other property, plant and equipment	82	90
	249	276
Less: accumulated depreciation	91	83
Total	$158	$193

The company’s transmission infrastructure assets are comprised of power transmission and distribution networks, which are operated under regulated rate base arrangements that are applied to the company’s invested capital.

(d)	Development and Other Properties

Development and other properties include properties relating to the company’s opportunity investments, residential properties, properties under development and properties held for development, and construction operations.

(MILLIONS)	Note	2008	2007
Opportunity investments	(i)	$850	$981
Residential	(ii)	1,927	1,850
Under development	(iii)	2,141	3,660
Held for development	(iii)	2,240	1,158
Construction		124	47
Total		$7,282	$7,696

(i)	Opportunity Investments

(MILLIONS)	2008	2007
Commercial and other properties	$926	$1,017
Less: accumulated depreciation	76	36
Total	$850	$981

(ii)	Residential

(MILLIONS)	2008	2007
Residential properties – owned	$1,858	$1,747
– optioned	69	103
Total	$1,927	$1,850

Residential properties include infrastructure, land (owned and under option), and construction in progress for single-family homes and condominiums. During 2008, the company capitalized $148 million of interest (2007 – $85 million) of interest to its residential land operations.

(iii)	Under Development and Held for Development

Properties that are currently under development or held for future development include commercial developments, residential land, and rural lands held for future development in agricultural or residential areas. During 2008, the company capitalized construction related costs of $298 million (2007 – $203 million) and interest costs of $99 million (2007 – $58 million) to its commercial development sites.

(e)	Other Plant and Equipment

Other plant and equipment includes capital assets associated primarily with the company’s investments in Fraser Papers, Norbord, Western Forest Products, and restructuring funds.

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8.	SECURITIES

(MILLIONS)	2008	2007
Government bonds	$381	$465
Corporate bonds	344	670
Fixed income securities	408	449
Common shares	27	62
Canary Wharf Group common shares	143	182
Total	$1,303	$1,828

Securities represent holdings that are actively deployed in the company’s financial operations and include $954 million (2007 – $1,638 million) owned through the company’s insurance operations.

Corporate bonds include fixed-rate securities totalling $340 million (2007 – $634 million) with an average yield of 6.1% (2007 – 5.2%) and an average maturity of approximately three years. Government bonds and fixed-income securities include predominantly fixed-rate securities.

During the fourth quarter of 2008, the company transferred its investment in Canary Wharf Group to a pound sterling self-sustaining subsidiary.

9.	LOANS AND NOTES RECEIVABLE

Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.

The fair value of the company’s loans and notes receivable at December 31, 2008 is below the carrying value by $465 million (2007 – $nil million) based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

The loans and notes receivable mature over the next eight years (2007 – five years), with an average maturity of approximately one year (2007 – two years) and include fixed rate loans totalling $107 million (2007 – $5 million) with an average yield of 7.4% (2007 – 10.0%).

10.	CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2008	2007
Term debt	Public – U.S.	December 12, 2008	8.13%	US$	$—	$300
Term debt	Public – U.S.	March 1, 2010	5.75%	US$	200	200
Term debt	Public – U.S.	June 15, 2012	7.13%	US$	350	350
Term debt	Private – U.S.	October 23, 2012	6.40%	US$	75	—
Term debt	Private – U.S.	October 23, 2013	6.65%	US$	75	—
Term debt	Public – U.S.	April 25, 2017	5.80%	US$	250	250
Term debt	Public –Canadian	April 25, 2017	5.29%	C$	205	250
Term debt	Public – U.S.	March 1, 2033	7.38%	US$	250	250
Term debt	Public –Canadian	June 14, 2035	5.95%	C$	246	300
Commercial paper and bank borrowings			L + 63 b.p.	US$/C$	649	167
Deferred financing costs [1]					(16)	(19)
Total					$2,284	$2,048

1  Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

L – One month LIBOR    b.p. – Basis Points

Term debt borrowings have a weighted average interest rate of 6.3% (2007 – 6.6%), and include $451 million (2007 – $550 million) repayable in Canadian dollars equivalent to C$550 million (2007 – C$550 million).

The fair value of corporate borrowings at December 31, 2008 was below the company’s carrying values by $140 million (2007 – exceeded by $20 million), determined by way of discounted cash flows using market rates adjusted for the company’s

96 Brookfield Asset Management | 2008 ANNUAL REPORT

credit spreads. Corporate borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

In October 2008, the company issued $150 million of unsecured private placement term debt comprising $75 million of 5 year, 6.65% notes and $75 million of 4 year 6.4% notes. In December 2008, the company repaid a $300 million corporate debt maturity.

11.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Specialty Funds	Total Annual Repayments
2009	$1,109	$329	$—	$956	$30	$2,424
2010	1,315	199	34	1,022	580	3,150
2011	4,487	182	32	279	—	4,980
2012	264	639	—	292	66	1,261
2013	1,925	103	424	66	—	2,518
Thereafter	4,770	2,136	1,152	61	437	8,556
Total – 2008	$13,870	$3,588	$1,642	$2,676	$1,113	$22,889
Total – 2007	$13,314	$3,488	$1,796	$3,046	$—	$21,644

Property-specific mortgages include $3,005 million (2007 – $3,211 million) repayable in Canadian dollars equivalent to C$3,670 million (2007 – C$3,206 million); $846 million (2007 – $164 million) in Brazilian real equivalent to R$1,978 million (2007 – R$291 million); $725 million (2007 – $561 million) in British pounds equivalent to £496 million (2007 – £283 million); $101 million (2007 – $nil) in New Zealand dollars equivalent to NZ$171 million (2007 – NZ$nil); and $2,074 million (2007 – $2,360 million) in Australian dollars equivalent to A$2,943 million (2007 – A$2,697 million). The weighted average interest rate at December 31, 2008 was 5.8% per annum (2007 – 6.1%).

Property-specific mortgages are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized cost calculated using the effective interest method.

The fair value of property-specific mortgages was below the company’s carrying values by $513 million (2007 – $nil), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

(MILLIONS)	Commercial Properties	Power Generation	Infrastructure	Development and Other Properties	Other	Total Annual Repayments
2009	$360	$369	$4	$393	$297	$1,423
2010	80	—	1	497	168	746
2011	—	—	141	54	385	580
2012	—	—	—	19	273	292
2013	711	—	—	99	15	825
Thereafter	—	284	—	33	919	1,236
Total – 2008	$1,151	$653	$146	$1,095	$2,057	$5,102
Total – 2007	$2,793	$797	$8	$1,389	$2,089	$7,076

The fair value of subsidiary borrowings was below the company’s carrying values by $239 million (2007 – exceeded by $7 million), determined by way of discounted cash flows using market rates adjusted for applicable credit spreads.

Subsidiary borrowings include $1,034 million (2007 – $1,504 million) repayable in Canadian dollars equivalent to C$1,262 million (2007 – C$1,502 million); $552 million (2007 – $820 million) in Brazilian real equivalent to R$1,290 million (2007 – R$1,455 million); $9 million (2007 – $9 million) in British pounds equivalent to £6 million (2007 – £4 million); $47 million (2007 – $25 million) in European euros equivalent to €33 million (2007 – €17 million); $760 million (2007 – $1,573 million) in Australian dollars

Brookfield Asset Management | 2008 ANNUAL REPORT 97

equivalent to A$1,078 million (2007 – A$1,798 million); and $nil (2007 – $126 million) in Japanese yen equivalent to ¥nil (2007 – ¥14,030 million). The weighted average interest rate at December 31, 2008 was 6.4% per annum (2007 – 9.3%).

Commercial properties includes $240 million (2007 – $257 million) invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.

Residential property debt represents amounts drawn under construction financing facilities which are typically established on a project-by-project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single-family homes and condominiums and redrawn to finance the construction of new homes.

Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $675 million (2007 – $584 million) of subsidiary obligations relating to the company’s international operations that are subject to credit rating provisions and which are supported by corporate guarantees.

Subsidiary borrowings are recorded initially at their fair value, net of transaction costs incurred, and are subsequently reported at their amortized costs calculated using the effective interest method.

12.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Note		2008	2007
Accounts payable	(a	)	$4,494	$5,020
Other liabilities and future tax liabilities	(b	)	4,409	4,843
Total			$8,903	$9,863

(a)	Accounts Payable

Accounts payable include $1,014 million (2007 – $1,560 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.

(b)	Other Liabilities and Future Tax Liabilities

Other liabilities include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments. Future tax liabilities as at December 31, 2008 are $1,461 million (2007 – $1,925 million).

13.	INTANGIBLE LIABILITIES

Intangible liabilities represent below-market tenant leases and above-market ground leases assumed on acquisitions, net of accumulated amortization. At December 31, 2008, $891 million (2007 – $1,112 million) of below market leases were recorded net of $374 million amortization (2007 – $218 million).

14.	CAPITAL SECURITIES

The company has the following capital securities outstanding:

(MILLIONS)	Note		2008	2007
Corporate preferred shares	(a	)	$543	$517
Subsidiary preferred shares	(b	)	882	1,053
Total			$1,425	$1,570

98 Brookfield Asset Management | 2008 ANNUAL REPORT

(a)	Corporate Preferred Shares and Preferred Securities

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Distribution Rate	Currency	2008	2007
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$205	$251
	4,032,401	Series 11	5.50%	C$	83	101
	7,000,000	Series 12	5.40%	C$	143	175
	6,000,000	Series 21	5.00%	C$	123	—
Deferred financing costs					(11)	(10)
Total					$543	$517

On June 25, 2008, the company issued 6,000,000 Class A Series 21, 5% preferred shares for cash proceeds of C$150 million, and incurred transaction costs of C$5 million.

Subject to approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

Class A Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018
Series 21	June 30, 2013	June 30, 2013	June 30, 2013

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	2008	2007
Class AAA preferred shares of	8,000,000	Series F	6.00%	C$	$164	$200
Brookfield Properties Corporation	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	164	200
	8,000,000	Series I	5.20%	C$	164	200
	8,000,000	Series J	5.00%	C$	164	200
	6,000,000	Series K	5.20%	C$	123	150
Deferred financing costs					(7)	(7)
Total					$882	$1,053

The subsidiary preferred shares are redeemable at the option of either the company or the holder, at any time after the following dates:

Class AAA Preferred Shares	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

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15.	NON-CONTROLLING INTERESTS IN NET ASSETS

Non-controlling interests in net assets represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2008	2007
Common equity	$5,883	$4,232
Preferred equity	446	538
Total	$6,329	$4,770

16.	PREFERRED EQUITY

Preferred equity represents perpetual preferred shares.

			Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Term	2008	2007	2008	2007
Class A preferred shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,805,948	29	29
Series 9	4.35%	Perpetual	2,194,052	2,194,052	35	35
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p. [1]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	8,000,000	174	174
Series 18	4.75%	Perpetual	8,000,000	8,000,000	181	181
Total					$870	$870

1    Rate determined in a quarterly auction

P – Prime Rate    B.A. – Bankers’ Acceptance Rate    b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

17.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2008	2007
Class A and B common shares	$ 1,278	$ 1,275
Contributed surplus	42	57
Retained earnings	4,368	4,867
Accumulated other comprehensive (loss) income	(770)	445
Common equity	$ 4,918	$ 6,644
NUMBER OF SHARES
Class A common shares	572,479,652	583,527,581
Class B common shares	85,120	85,120
	572,564,772	583,612,701
Unexercised options	27,761,269	27,344,215
Total diluted common shares	600,326,041	610,956,916

100 Brookfield Asset Management | 2008 ANNUAL REPORT

(a)	Class A and Class B Common Shares

The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.

During 2008 and 2007, the number of issued and outstanding common shares changed as follows:

	2008	2007
Outstanding at beginning of year	583,612,701	581,815,929
Shares issued (repurchased)
Dividend reinvestment plan	161,386	71,251
Management share option plan	3,014,077	4,920,468
Business acquisitions	—	1,795,297
Repurchases	(14,224,303)	(4,985,802)
Other	911	(4,442)
Outstanding at end of year	572,564,772	583,612,701

In 2008, the company repurchased 14,224,303 (2007 – 4,985,802) Class A common shares under normal course issuer bids at a cost of $287 million (2007 – $163 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $33 million (2007 – $45 million).

On November 16, 2007, the company issued 1,795,297 Class A common shares to acquire a real estate securities manager representing consideration of $66 million.

(b)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2008	2007
Net income	$649	$787
Preferred share dividends	(44)	(44)
Net income available for common shareholders	$605	$743
Weighted average outstanding common shares	581.1	582.4
Dilutive effect of options using treasury stock method	10.8	17.1
Common shares and common share equivalents	591.9	599.5

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

(c)	Stock-Based Compensation

Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2008, the company granted 3,823,000 (2007 – 3,516,763) options with an average exercise price of $31.21 (C$31.47) (2007 – C$38.67) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2007 – 7.5 year), 27% volatility (2007 – 22%), a weighted average expected annual dividend yield of 1.7% (2007 – 1.2%) and a risk-free rate of 3.9% (2007 – 4.0%). The cost of $21 million (2007 – $26 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.

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The changes in the number of options during 2008 and 2007 were as follows:

	2008			2007
	Number of Options (000’s)	Weighted Average Exercise Price		Number of Options (000’s)	Weighted Average Exercise Price
Outstanding at beginning of year	27,344	C$	17.12	28,992	C$	13.25
Granted	3,823		31.47	3,517		38.67
Exercised	(3,014)		10.18	(4,921)		9.20
Cancelled	(392)		34.54	(244)		26.87
Outstanding at end of year	27,761	C$	19.61	27,344	C$	17.12
Exercisable at end of year	16,671			15,876

At December 31, 2008, the following options to purchase Class A common shares were outstanding:

Number Outstanding (000’s)	Exercise Price	Weighted Average Remaining Life	Number Exercisable (000’s)
1,439	C$4.90 – C$5.69	1.3 years	1,439
3,875	C$5.72 – C$8.56	2.1 years	3,875
4,510	C$8.71 – C$12.28	3.8 years	4,490
3,011	C$13.37 – C$16.63	5.3 years	2,374
8,022	C$19.71 – C$29.47	6.5 years	3,825
6,904	C$29.91 – C$46.59	8.7 years	668
27,761			16,671

A Restricted Share Unit Plan provides for the issuance of Deferred Share Units (“DSUs”), as well as Restricted Share Appreciation Units (“RSAUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSAUs. The value of the vested DSUs and RSAUs as at December 31, 2008 was $132 million (2007 – $372 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2008, including those of operating subsidiaries, totalled $61 million (2007 – $48 million), net of the impact of hedging arrangements.

18.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

102 Brookfield Asset Management | 2008 ANNUAL REPORT

The aggregate notional amount of the company’s derivative positions at the end of 2008 and 2007 are as follows:

(MILLIONS)	Note	2008	2007
Foreign exchange	(a)	$3,607	$2,887
Interest rates	(b)	8,085	8,694
Credit default swaps	(c)	2,465	2,350
Equity derivatives	(d)	417	870
Commodity instruments (energy)	(e)	198	193
		$14,772	$14,994

(a)	Foreign Exchange

At December 31, 2008, the company held foreign exchange contracts with a notional amount of $361 million (2007 – $1,562 million) at an average exchange rate of $1.22 (2007 – $1.01) to manage its Canadian dollar exposure. At December 31, 2008, the company held foreign exchange contracts with a notional amount of $960 million (2007 – $198 million) at an average exchange rate of $1.48 (2007 – $1.99) to manage its British pound exposure. The company also held foreign exchange contracts with a notional amount of $1,053 million (2007 – $nil) at an average exchange rate of 0.67 to manage its Australian dollar exposure. The company held cross currency interest rate swap contracts with a notional amount of $864 million (2007 – $946 million), to manage its Canadian dollar and Australian dollar exposure. The remaining foreign exchange contracts relate to the company’s Brazilian and European operations.

Included in 2008 income, are net gains on foreign currency balances amounting to $37 million (2007 – net losses of $24 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $139 million (2007 – net losses of $60 million), which are offset by translation losses on the underlying net assets.

(b)	Interest Rates

At December 31, 2008, the company held interest rate swap contracts having an aggregate notional amount of $400 million (2007 – $1,200 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $3,292 million (2007 – $3,191 million) of which $400 million (2007 – $400 million) was guaranteed by the company. The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $4,393 million (2007 – $4,303 million).

(c)	Credit Default Swaps

As at December 31, 2008, the company held credit default swap contracts with an aggregate notional amount of $2,465 million (2007 – $2,350 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $2,407 million (2007 – $2,334 million) of the notional amount and could be required to make payments in respect of $58 million (2007 – $16 million) of the notional amount.

(d)	Equity Derivatives

At December 31, 2008, the company and its subsidiaries held equity derivatives with a notional amount of $417 million (2007 – $870 million) recorded at an amount equal to fair value. A portion of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected as either fair value hedges, cash flow hedges or net investment hedges, and

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presents the effective portion of the hedge recorded in either other comprehensive income or in income, depending on the hedge classification and the ineffective portion of the hedge recorded in Net Income during the year:

		Net Gain (Losses)
(MILLIONS)	Notional	Effective Portion	Ineffective Portion
Fair value hedges	$238	$(5)	$ (2)
Cash flow hedges	6,722	21	(7)
Net investment hedges	2,750	136	—
	$9,710	$152	$ (9)

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity, as at December 31, 2008, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

	Residual Term to Contractual Maturity
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount
Held-for-trading
Foreign exchange derivatives	$204	$148	$—	$352
Interest rate derivatives
Interest rate swaps	192	631	505	1,328
Interest rate caps	357	36	—	393
	549	667	505	1,721
Credit default swaps	10	2,453	2	2,465
Equity derivatives	4	372	33	409
Commodity derivatives	35	9	71	115
	$802	$3,649	$611	$5,062
Elected for hedge accounting
Foreign exchange derivatives	$2,421	$650	$184	$3,255
Interest rate derivatives
Interest rate swaps	964	1,375	25	2,364
Interest rate caps	—	4,000	—	4,000
	964	5,375	25	6,364
Equity derivatives	—	8	—	8
Commodity derivatives	13	70	—	83
	$3,398	$6,103	$209	$9,710
	$4,200	$9,752	$820	$14,772

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2008 and 2007, for both derivatives that are held-for-trading and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2008	Unrealized Losses During 2008	Net Change During 2008	2007 Net Change
Foreign exchange derivatives	$218	$(42)	$176	$ (84)
Interest rate derivatives
Interest rate swaps	195	(375)	(180)	(127)
Interest rate caps	2	—	2	—
	197	(375)	(178)	(127)
Credit default swaps	47	(20)	27	98
Equity derivatives	19	(238)	(219)	(38)
Commodity derivatives	304	(157)	147	(58)
	$785	$(832)	$(47)	$ (209)

19.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

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a)	Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates such as equity prices, commodity prices or credit spreads.

The company attempts to reduce market risk from foreign currency assets and liabilities and the impact at changes in interest rates, floating rate assets and liabilities by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Financial instruments held by the company that are subject to market risk include securities and loans receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to floating rates or fixed rates with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $13 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10 basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $8 million and an increase in other comprehensive income of $1 million, before tax as at December 31, 2008.

Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar in addition to any changes in the value of the financial instruments in the relevant foreign currency due to other risks.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $21 million increase in the value of these positions on a combined basis, of which $14 million relates to the Canadian dollar. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $40 million as at December 31, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% increase in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have increased net income by $1 million and decreased other comprehensive

Brookfield Asset Management | 2008 ANNUAL REPORT 105

income by $2 million, prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $15 million. This increase would be offset by a $15 million change in value of the associated equity derivatives of which $14 million would offset the above mentioned increase in compensation expense and the remaining $1 million would be recorded in other comprehensive income.

The company sells power and generation capacity under long-term agreements or financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2008 by approximately $15 million and other comprehensive income by $12 million, prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with an aggregate net notional amount of $2.5 billion at December 31, 2008. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis point increase in the credit spread of the underlying reference assets would have increased net income by $11 million for the year ended December 31, 2008, prior to taxes.

b)	Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

c)	Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains a high level of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

20.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2008, these items totalled $6.3 billion on a book value basis (2007 – $8.0 billion).

106 Brookfield Asset Management | 2008 ANNUAL REPORT

The company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary debt that is guaranteed by the company or is otherwise considered corporate in nature, totalled $3.0 billion at December 31, 2008 (2007 – $2.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2008 was 28% (2007 – 23%), which is within the company’s target of between 20% and 30% on a book value basis.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property specific financings, subsidiary borrowings, capital securities as well as common and preferred equity and equity held by other investors in consolidated entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is typically managed with the objective of maintaining investment grade levels in most circumstances and is, except limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2008. The company and its consolidated entities are also in compliance with all covenants and other capital requirements arising from regulatory or contractual obligations of material consequence to the company.

21.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes, other provisions and non-controlling interests in income. The details are as follows:

	2008			2007
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net
Commercial properties	$2,761	$930	$1,831	$2,851	$1,303	$1,548
Power generation	1,286	400	886	959	348	611
Infrastructure	455	259	196	599	309	290
Development and other properties	3,689	3,449	240	1,802	1,384	418
Specialty funds	2,090	1,786	304	1,246	876	370
	$10,281	$6,824	$3,457	$7,457	$4,220	$3,237

22.	NON-CONTROLLING INTERESTS IN INCOME

Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, income taxes and other provisions.

(MILLIONS)	2008	2007
Non-controlling interests’ share of income prior to the following	$791	$636
Non-controlling interests’ share of depreciation and amortization, and future income taxes and other provisions	(430)	(538)
Non-controlling interests in income	$361	$98
Distributed as recurring dividends
Preferred	$2	$5
Common	203	169
Undistributed (Overdistributed)	156	(76)
Non-controlling interests in income	$361	$98

23.	INCOME TAXES

(MILLIONS)	2008	2007
Current	$(7)	$68
Future	(461)	88
Current and future income tax (recovery) expense	$(468)	$156

Future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $215 million (2007 – $359 million) that relate to

Brookfield Asset Management | 2008 ANNUAL REPORT 107

non-capital losses which expire over the next 20 years, and $82 million (2007 – $105 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $177 million (2007 – $272 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $237 million (2007 – $196 million) that relate to operating losses which generally have no expiry date. The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $3,004 million (2007 – $2,825 million). The future income tax liabilities represent the cumulative amount of income tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be effective at the time the differences are anticipated to reverse. The future income tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes. The future income tax assets and liabilities are recorded in accounts receivable and other and accounts payable and other liabilities on the balance sheet.

The following table reflects the company’s effective tax rate at December 31, 2008 and 2007:

	2008	2007
Statutory income tax rate	33%	33%
Increase (reduction) in rate resulting from
Portion of gains not subject to tax	(6)	(13)
Lower income tax rates in other jurisdictions	(45)	(8)
Change in tax rates on temporary differences	(99)	(7)
Derecognition of future tax assets/(liabilities)	7	(9)
Foreign exchange gain and losses	(27)	9
Non-recognition of the benefit of current year’s tax losses	27	2
Other	13	7
Effective income tax rate	(97)%	14%

24.	EQUITY ACCOUNTED LOSS FROM INVESTMENTS

Equity accounted loss from investments includes the following:

(MILLIONS)	2008	2007
Norbord	$ (46)	$(17)
Fraser Papers [1]	—	(23)
Stelco Inc. [2]	—	(32)
Total	$ (46)	$ (72)

1  During 2007, the company increased its ownership in Fraser Papers to 56% and started to account for the investment on a consolidated basis

2  During 2007, the company sold its 23% common equity interest in Stelco

25.	JOINT VENTURES

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts:

(MILLIONS)	2008	2007
Assets	$5,615	$4,841
Liabilities	2,912	2,287
Operating revenues	693	724
Operating expenses	454	408
Net income	92	285
Cash flows from operating activities	104	283
Cash flows (used in) from investing activities	(145)	74
Cash flows from (used in) financing activities	105	(189)

26.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expenses for 2008 were $13 million (2007 – $2 million). The discount rate used was 6% (2007 – 6%) with an increase in the rate of compensation of 3% (2007 – 4%) and an investment rate of 7% (2007 – 8%).

108 Brookfield Asset Management | 2008 ANNUAL REPORT

(MILLIONS)	2008	2007
Plan assets	$983	$688
Less accrued benefit obligation:
Defined benefit pension plan	(1,094)	(586)
Other post-employment benefits	(62)	(62)
Net (liability) asset	(173)	40
Less: Unamortized transitional obligations and net actuarial losses	291	14
Accrued benefit asset	$118	$54

27.	SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2008	2007
Corporate borrowings
Issuances	$150	$474
Repayments	(300)	(165)
Net commercial paper and bank borrowings issued	483	167
Net	$333	$476
Property-specific mortgages
Issuances	$4,620	$4,113
Repayments	(5,642)	(1,629)
Net	$(1,022)	$2,484
Other debt of subsidiaries
Issuances	$1,379	$2,897
Repayments	(1,879)	(1,073)
Net	$(500)	$1,824
Common shares
Issuances	$32	$44
Repayments	(281)	(165)
Net	$(249)	$(121)
Commercial property
Proceeds of dispositions	$768	$328
Investments	(695)	(5,468)
Net	$73	$(5,140)
Power
Proceeds of dispositions	$—	$—
Investments	(529)	(452)
Net	$(529)	$(452)
Infrastructure
Proceeds of dispositions	$613	$—
Investments	(252)	(1,330)
Net	$361	$(1,330)
Development and other properties
Proceeds of dispositions	$216	$127
Investments	(915)	(785)
Net	$(699)	$(658)
Securities
Securities sold	$604	$128
Securities purchased	(319)	(552)
Loans collected	781	707
Loans advanced	(940)	(811)
Net	$126	$(528)
Financial assets
Securities sold	$665	$1,396
Securities purchased	(346)	(760)
Net	$319	$636

Brookfield Asset Management | 2008 ANNUAL REPORT 109

Cash taxes paid were $78 million (2007 – $103 million) and are included in current income taxes. Cash interest paid totalled $2,163 million (2007 – $1,686 million). Sustaining capital expenditures in the company’s power generating operations were $70 million (2007 – $50 million), in its property operations were $48 million (2007 – $45 million) and in its transmission operations were $9 million (2007 – $10 million).

28.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	commercial properties operations, which are principally commercial office properties and retail properties, located primarily in major North American, Brazilian, and Australian cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(c)

infrastructure operations, which are predominantly timberlands and electrical transmission and distribution systems. The company’s timberland operations are located in North America and Brazil. The electrical transmission and distribution systems are located in Northern Ontario and Chile;

(d)

development and other properties operations, which are principally commercial and residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds, and which are managed by the company for itself and for its institutional partners.

Non-operating assets and related revenues, cash flows and income are presented as financial assets and other.

Revenue, net income and assets by reportable segments are as follows:

	2008			2007
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	Assets	Revenue	Net Income	Assets
Commercial properties	$3,075	$203	$23,699	$2,891	$24	$23,571
Power generation	1,286	328	6,778	971	106	7,106
Infrastructure	616	37	4,414	622	4	4,230
Development and other properties	3,654	(7)	9,822	1,751	138	12,115
Specialty funds	2,139	126	3,943	1,368	187	2,676
Cash, financial assets, fee revenues and other	2,098	(38)	4,955	1,740	328	5,899
	$12,868	$649	$53,611	$9,343	$787	$55,597

Revenue and assets by geographic segments are as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2008			2007
(MILLIONS)	Revenue		Assets	Revenue		Assets
United States	$5,617		$27,220	$4,844		$27,156
Canada	3,005		11,755	2,604		12,248
Australia	1,826		6,031	622		8,323
Brazil	1,092		5,749	636		5,648
Europe	543		1,901	251		1,154
Other	785		955	386		1,068
	$12,868		$53,611	$9,343		$55,597

110 Brookfield Asset Management | 2008 ANNUAL REPORT

29.	OTHER INFORMATION

Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2008, the company and its subsidiaries had $1,269 million (2007 – $1,068 million) of such commitments outstanding of which $211 million (2007 – $95 million) is included on liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

Insurance

The company conducts insurance operations as part of its asset management activities. As at December 31, 2008, the company held insurance assets of $309 million (2007 – $581 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2008, net underwriting losses on reinsurance operations were $18 million (2007 income of $67 million) representing $363 million (2007 – $544 million) of premium and other revenues offset by $381 million (2007 – $477 million) of reserves and other expenses.

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Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2008		2007	2006	2005	2004
Per Common Share (fully diluted)
Book value – actual	$8.93		$11.64	$9.37	$7.87	$5.67
– Underlying value	20.67		—	—	—	—
– Underlying value pre-tax	24.37		—	—	—	—
Cash flow from operations	2.33		3.11	2.95	1.46	1.03
Cash return on book equity	23%		30%	34%	21%	19%
Net income	$1.02		$1.24	$1.90	$2.72	$0.90
Market trading price – NYSE	$15.27		$35.67	$32.12	$22.37	$16.01
Dividends paid	$1.45	[1]	$0.47	$0.39	$0.26	$0.24
Common shares outstanding
Basic	572.6		583.6	581.8	579.6	582.1
Diluted	600.3		611.0	610.8	608.0	611.3

Total (millions)
Total assets under management	$78,697		$94,340	$71,121	$49,700	$27,146
Consolidated balance sheet assets	53,611		55,597	40,708	26,058	20,007
Corporate borrowings	2,284		2,048	1,507	1,620	1,675
Non-recourse borrowings
Property-specific mortgages	22,889		21,644	17,148	8,756	6,045
Other debt of subsidiaries	5,102		7,076	4,153	2,510	2,373
Common equity – book value	4,918	[2]	6,644	5,395	4,514	3,277
– Underlying value [3]	11,931		—	—	—	—
– Underlying value, pre-tax [3]	14,151		—	—	—	—
Revenues	12,868		9,343	6,897	5,220	3,867
Operating income	4,809		4,509	3,776	2,319	1,793
Cash flow from operations	1,423		1,907	1,801	908	626
Net income	649		787	1,170	1,662	555
1	Includes Brookfield Infrastructure special dividend of $0.94
2	Reduction reflects distribution of Brookfield Infrastructure
3	Reflects fair value prepared in accordance with procedures and assumptions expected to be utilized to prepare the company’s January 1, 2009 IFRS balance sheet

112 Brookfield Asset Management | 2008 ANNUAL REPORT

Corporate Governance

Management and the Board of Directors are committed to working together to achieve strong and effective corporate governance. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. We continue to review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices.

Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular mailed each year to all our shareholders along with the Notice of our Annual Meeting. This Statement is also available on our web site, www.brookfield.com, at “About Brookfield / Corporate Governance.”

You can also access the following documents referred to in the Statement on our web site – our Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating and Management Resources & Compensation), Board Position Descriptions, our Code of Business Conduct and our Corporate Disclosure Policy. We encourage you to review these materials.

Sustainable Development

Management and the Board of Directors are committed to the principle that our business decisions will consider a broad range of issues, including the long-term sustainability of our local communities in which we operate, taking into account current and future environmental, safety, health and economic considerations. The review and improvement of our sustainability practices is an ongoing process that we take very seriously throughout our organization.

Environmental initiatives across our operations include energy reduction, water conservation, recycling, air quality standards, wildlife preservation, timber harvesting techniques and erosion control. We believe that these initiatives will benefit the company over the long term from an economic perspective by increasing competitiveness and strengthening the local communities in which we operate. While an appropriate balance is sometimes difficult to achieve, the initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development.

Our renewable energy business is focused on hydroelectricity and wind power generation, while our office properties contain building features, systems and programs that foster environmental responsibility, cost and energy savings for tenants, and the health and safety of all those who work at and visit our properties. We implement comprehensive environmental initiatives in existing properties as well as new development projects to ensure industry standards are achieved and exceeded. For example, our most recent office development, the Bay Adelaide Centre in Toronto, is being built to a Leadership in Energy and Environmental Design (“LEED”) Gold standard. The LEED® Green Building Rating System is the internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality.

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Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to our Investor Relations group at 416-363-9491 or at the email below. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile: 416-365-9642

Web Site: www.brookfield.com

E-Mail: inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone: 416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail: inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2008 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

The company’s 2009 Annual and Special Meeting of Shareholders will be held at 9:00 a.m. on Tuesday, May 5, 2009 at the Auditorium, 300 Madison Avenue, New York, New York, U.S.A. and will be webcast through www.brookfield.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18 and 21	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1	All dividend payments are subject to declaration by the Board of Directors

114 Brookfield Asset Management | 2008 ANNUAL REPORT

Board of Directors and Officers

BOARD OF DIRECTORS

Robert J. Harding, F.C.A.	James K. Gray, O.C.	G. Wallace F. McCain, O.C., C.C., O.N.B.
Chairman	Founder and former Chairman	Chairman
Brookfield Asset Management Inc.	and Chief Executive Officer	Maple Leaf Foods Inc.
Canadian Hunter Exploration Ltd.
Jack L. Cockwell		The Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Group Chairman	Maureen Kempston Darkes, O.C., O.ONT.	Deputy Chair
Brookfield Asset Management Inc.	Group Vice President and President	TD Bank Financial Group
Latin America, Africa and Middle East
Marcel R. Coutu	General Motors Corporation	Dr. Jack M. Mintz
President and Chief Executive Officer		Palmer Chair in Public Policy
Canadian Oil Sands Limited	David W. Kerr	University of Calgary
Corporate Director
The Hon. J. Trevor Eyton, O.C.		Patricia M. Newson, C.A.
Member of the Senate of Canada	Lance Liebman	President and Chief Executive Officer
	Director	AltaGas Utility Group Inc.
J. Bruce Flatt	American Law Institute
Senior Managing Partner and CEO		James A. Pattison, O.C., O.B.C.
Brookfield Asset Management Inc.	Philip B. Lind, C.M.	Chief Executive Officer
	Vice-Chairman	The Jim Pattison Group
Rogers Communications Inc.
George S. Taylor
Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s web site		Corporate Director
SENIOR MANAGING PARTNERS
Barry S. Blattman	Brian D. Lawson
Jeffrey M. Blidner	Richard J. Legault
Richard B. Clark	Luiz Ildefonso Lopes
Steven J. Douglas	Cyrus Madon
J. Bruce Flatt	George E. Myhal
Joseph S. Freedman	Samuel J.B. Pollock
Harry A. Goldgut

CHAIRMEN	CORPORATE OFFICERS

Gordon E. Arnell, O.C.	J. Bruce Flatt
Ian G. Cockwell	Senior Managing Partner and
Jack L. Cockwell	Chief Executive Officer
Edward C. Kress
Timothy R. Price	Brian D. Lawson
John E. Zuccotti	Senior Managing Partner and
Chief Financial Officer

Catherine J. Johnston
Corporate Secretary

Brookfield Asset Management | 2008 ANNUAL REPORT 115

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 1	Lippo Centre, Tower Two	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	1 Kent Street	26/F, 2601	Sheikh Zayed Road
New York, New York	Sydney, NSW 2000	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 62 - 9256 - 5000	T 852 - 2810 - 4538	T 971-4-3158-500
T 212-417-7000	F 62 - 9256 - 5001	F 852 - 2810 - 7083	F 971-4-3158-600
F 212-417-7196

Toronto – Canada	London – United Kingdom	São Paulo – Brazil
Brookfield Place, Suite 300	40 Berkeley Square	Brascan Century Plaza
Bay Wellington Tower	London W1J 5AL	Rua Joaquim Floriano,
181 Bay Street, Box 762	United Kingdom	466 Edificio Corporate,10° Andar,
Toronto, Ontario M5J 2T3	T 44 (0) 20-7659-3500	Conjunto 1004
T 416-363-9491	F 44 (0) 20-7659-3501	São Paulo, SP Brasil
F 416-365-9642		CEP: 04534-002
T 55 (11) 3707-6700
F 55 (11) 3078-4249

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